MONSANTO






GROWING TOGETHER







2009 ANNUAL REPORT

STARTS WITH

COMMIT

FINANCIAL HIGHLIGHTS

Years ended Aug. 31 (in millions, except per share amounts)	2009	2008	2007	% Change 2009 vs. 2008
Operating Results				
Net Sales	**$11,724**	$11,365	$8,349	3%
EBIT[1]	**$ 3,007**	$ 2,891	$1,375	4%
Net Income	**$ 2,109**	$ 2,024	$ 993	4%
Diluted Earnings per Share[2]	**$ 3.80**	$ 3.62	$ 1.79	5%
Other Selected Data				
Free Cash Flow[3]	**$ 1,513**	$ 772	$ (57)	96%
Capital Expenditures	**$ 916**	$ 918	$ 509	NM
Depreciation and Amortization	**$ 548**	$ 573	$ 527	(4%)
Diluted Shares Outstanding[2]	**555.2**	559.3	555.0	NM

Net Sales
(in billions of dollars, for years ended Aug. 31)



10
8
6
4
2
07
08
09

Monsanto saw record net sales in 2009, driven by higher seeds and traits revenue.

Earnings per Share[2]
As Reported Ongoing
(in dollars, for years ended Aug. 31)



5
4
3
2
1
07
08
09

Delivering on its commitment to grow earnings per share (EPS), Monsanto increased its ongoing EPS by 21 percent in 2009.

Free Cash Flow[3]
(in billions of dollars, for years ended Aug. 31)



2.0
1.5
1.0
0.5
0
-0.5
07
08
09

Free cash flow in 2009 included investments in acquisitions and capital expenditures.

See page 10 for footnotes 1-3. NM = Not meaningful



MENT

To a world that needs agriculture more than ever.

To farmers who are meeting the needs of growing global demand each day.

To the shareowners who enable us to be part of the solution.

Monsanto Agronomist **Lance Tarochione** (right) talks with western Illinois farmer **Frank Hopkins** about his triple-stack corn. Hopkins also planted *Genuity Roundup Ready 2 Yield* soybeans this year and is planning to try *Genuity SmartStax* corn next year.

LETTER TO SHAREOWNERS

When I reflect on our business and what 2009 brought, I think about what it means to grow together. Delivering increased value for farmers brings more value to our business, which delivers value to you, our shareowners. Together, we grow.

This was a year that brought with that growth an increased intensification of competition, leading us to take a long, hard look at how best to serve our customers. It was a year that raised new challenges and led to clarity and focus for us as we continue down this path of growing together.

The milestones we achieved this year pave the way not just for the growth of Monsanto and our customers, but also for meeting the needs presented by the growth of our world. These demands mean the business of farming is evolving. We are too.

Genuity SmartStax available to growers in 2010

Next year's launch of Monsanto's *Genuity SmartStax* corn will give farmers across the Corn Belt an unprecedented tool to raise on-farm productivity. It combines multiple modes of action in one innovative product.

The first-ever eight-way stacked corn product, *Genuity SmartStax* contains the most advanced corn trait platform for control of root-, stalk- and ear-feeding insects. It also contains two separate herbicide tolerance traits for weed control.

The product offers farmers an opportunity for increased profitability through the reduced 5 percent refuge requirement in the Corn Belt. *Genuity SmartStax* was recently added to the U.S. Department of Agriculture Federal Crop Insurance Corporation's Biotechnology Endorsement program, which means that farmers who plant qualifying hybrids will pay lower crop insurance premiums, thus reducing input costs.



Douglas Rose (left) talks to Monsanto Sales Manager **Brian Kolln** about *DEKALB* triple-stack corn. Rose farms corn and soybeans near Carlisle, Iowa.

When I joined this company almost 30 years ago, the average farmer fed just 25 people. Today's farmer feeds roughly 130 people. I believe that 30 years from now, farmers will need to feed more people than that, and they'll need to do it using fewer resources – water, fertilizer and soil – than ever before.

It's increasingly obvious that agriculture is at the center of this demand, and there's only one way growers can meet the needs of our growing world: innovation.

And that's what we do at Monsanto.

The heartbeat of our business is discovering, developing and delivering technology that gives farmers new tools and a compelling reason to upgrade the products they choose for their farms. That's why we continue to invest in our technology, an investment that enables us to deliver value to farmers and our shareowners.

That investment is the key to reaching the overarching goal we've outlined for our company: to deliver value to our farmer customers, which in turn will deliver the growth we've projected through 2012. It's early, but we're off to a good start.

I am confident we will get there on the strength of the new products we are bringing to farms around the world. We expect these products to deliver unprecedented value on the farm that will lead to step-change upgrades as growers move to next-generation products. Monsanto's 2010, 2011 and 2012 fiscal years will be key years as we see these new products deliver on the farm.

A COMMITMENT TO AGRICULTURE

Fiscal year 2009 offered a glimpse of what we'll see in the decade to come. Seeds and traits propelled growth despite a difficult year for our *Roundup* business due to a greater-than-anticipated global glyphosate supply.

Recognizing the impact this would have on our business, we implemented a company-wide restructuring and cost-reduction initiative that netted significant savings mid-year. Through our restructuring we built dedicated sales forces for the seeds and traits and crop protection segments to best meet the needs of our customers. We know that seeds and traits will drive our future growth, and we've aligned our company to give this area of the business the focus it deserves. It's a competitive environment, but focusing on the grower and delivering better yield remain keys to our success.

Our laser focus on seeds and traits growth comes with some adjustments.

Understanding the outlook for *Roundup*, we reset the business for 2010 and now project total company gross profit of $6.1 billion to $6.3 billion. We divested our sunflower assets, as this was not a strategic area for our company. At the same time, we've actively reinvested our free cash flow to increase our seeds and traits business and return value to shareowners through share repurchases, dividends and acquisitions in new crop spaces – wheat and sugarcane – that we believe will drive future growth.

Most companies would consider our 2009 results a hard-earned victory. When we look at the results, we see opportunity. Our plans for 2010 will help us seize that opportunity.

A COMMITMENT TO OUR FUTURE

Looking at seeds and traits, we saw a preview of what's to come, with gross profit for that area alone surpassing our entire company gross profit from 2007, a testament to the rapid adoption of our products in two short years. More importantly, we took major steps forward in the planned launches of two products that will drive those step-change upgrades I mentioned earlier: *Genuity SmartStax* corn and *Genuity Roundup Ready 2 Yield* soybeans.



Genuity Roundup Ready 2 Yield delivers on the farm

Farmers who bought Monsanto's new *Genuity Roundup Ready 2 Yield* soybeans already are seeing the yield difference. This second-generation trait offers farmers all the benefits of the original *Roundup Ready* trait as well as a potential yield gain of more than 7 percent. More than 1.5 million acres of *Genuity Roundup Ready 2 Yield* soybeans were planted in the United States this growing season, and a full commercial launch is planned in 2010.

More beans per pod means higher yield and profit potential. With first-generation *Roundup Ready* soybeans, two- and three-bean pods are fairly typical. With *Genuity Roundup Ready 2 Yield*, many farmers observed more three- and four-bean pods on their soybean plants. About 160 farmers who planted the new technology discovered five-bean pods in their fields – an extremely rare find.

Doug (left) and **Grant Strom** plant Monsanto's *Genuity Roundup Ready 2 Yield* to manage weeds and boost yield on their farm near Dahinda, Ill. The father and son have noticed more three- and four-bean pods and are looking forward to improved yields.

With those products launching widely in 2010, we are encouraged by what we saw in 2009. Our *DEKALB* and American Seeds brands held share as farmers planted more than 30 million acres of triple-stack corn, setting the stage for *Genuity SmartStax*, the industry's most advanced, all-in-one corn trait platform featuring a combination of weed- and insect-control traits that significantly reduce the risk of resistance for both above- and below-ground pests.

The news is good for soybeans as well, as we continue to see higher yields on the limited acres of *Genuity Roundup Ready 2 Yield* planted this year. With launches for both these products planned for 2010, and a projection to meet growing demand over the next several years, we expect the

Uses of Cash
Strong business performance and cash generation enable us to expand our business and return value to shareowners.



Cumulative Uses of Cash for 2005–2009 Fiscal Years
(in millions)

Acquisitions	$4,814
Capital Spending	$2,994
Dividends	$1,610
Share Repurchases	$1,304
Technology Spending	$ 379

combination of these blockbuster technologies to bring us one-third of the way to meeting our 2012 goals.

The other key piece is our international business, which shows great opportunity to demonstrate the value of new technologies. This year alone, we saw international corn share gains of 1 and 3 percentage points in Brazil and Argentina, establishing the base for future trait penetration in Latin America. We saw a 1.5 percentage point share gain in the EU27 and a 1 percentage point gain in India, with significant progress in regulatory approvals worldwide this year as well.

In cotton, the introduction of 2009 varieties is helping us begin to turn the corner with growers. We're also starting to see slight share gains with trait penetration and mix in India and an increase in acres in Australia.

You'll notice in our sidebars some of the exciting things that are happening in our core crops, our recent acquisitions and our vegetable segment. That segment grew as we integrated the *De Ruiter* protected culture business. We see more promise on the horizon for that business through our alliances, including our recent announcement with Dole.

Earlier, I described 2010 as a year of execution. We've laid out clear commitments, and we've dedicated the resources to meet these commitments. This is a critical year that sets up our slingshot forward to 2012 and will leave us well-positioned and with momentum for continued growth.

This can only be accomplished by growing together with our customers. Our success is linked to the farmer's success. With that in mind you'll see our business operating with four key tenets as we move ahead:

- Our focus is the customer, and every financial choice we make will be the right choice for growers – delivering more value and improving their return on investment.
- We must deliver to our owners consistent earnings growth as a commitment, not an aspiration, recognizing the effect of resetting earnings expectations for *Roundup*.
- Growth comes with a price tag, but spending must be disciplined and the last dollar spent needs to bring as much value as the first.

Investment in cotton drives growth

Since 2006, our investment in cotton research and development has more than doubled. Returns are evident on farms and in our business.

Major successes include broad U.S. adoption of Class of 2009 products. In the southeastern United States, which is transitioning to second-generation technology, we saw a 9 to 12 percent yield increase over commercial standards, which equals roughly 100 pounds more lint per acre. Initial grower feedback indicates that Class of 2010 candidates offer even more potential.

Elsewhere in the world, cotton continues to be a primary economic driver for farmers. We are well-positioned in India, as the benefits of *Genuity Bollgard II* continue to result in share gains. We are also seeing increased plantings in Australia. Our new breeding megasite in Lubbock, Texas, has us poised for future growth.



Monsanto Sales Manager **Bill Pritchett** (left) talks to **Greg Applewhite**, a cotton grower and retailer near Franklin, Va., about his *Genuity Bollgard II* with *Roundup Ready* Flex cotton crop. Applewhite said he looks forward to the next generation of cotton varieties that will be offered in the *Deltapine* Class of 2010.

- Earnings should translate into cash, and that value should be returned to our owners through a combination of investments in future growth, dividends and share repurchases.

To succeed, we must make a compelling case on the farm. We'll do it through innovative technologies that deliver for our customers and balancing the mix of technologies we sell, because for us the end game is making each customer around the world as productive as he or she wants to be.

A COMMITMENT TO DELIVERING VALUE

Winning on the farm means offering a choice that meets the needs of every farmer, so we've reevaluated our product line to make sure we're offering an appropriate range of products and price points. At the same time, we continue to demonstrate the value of each next-generation technology. In achieving this, we illustrate the compelling case for farmers to make the upgrade choice, so the farmer using a double-stack today will see the benefit of a triple-stack next year, and grow from there.

With the technologies we're set to bring to market, we're confident those upgrades will happen. Our pipeline is more robust than at any other time in our history. We've committed to launching roughly one new High Impact Technology (HIT) product every year for the next seven years. Next year, the examples you'll see at work are *Genuity SmartStax* and *Genuity Roundup Ready 2 Yield*. These will serve as platforms for advancements like our first-generation drought tolerant corn trait, now in the last phase before an expected commercial launch early next decade, or our intrinsic yield gene in soybeans that aims to add more than 6 percent yield improvement beyond what *Genuity Roundup Ready 2 Yield* provides.

If we demonstrate the same level of grower return on investment outside the United States, we believe we can grow our international row crop business by another 70 percent by 2012. By then, we expect growers in Brazil and Argentina to be experiencing the yield boost and on-farm productivity that a double stack of *Roundup Ready* and *YieldGard* corn borer have provided to U.S. growers for nearly a decade. Last year, 50 percent of the corn we sold in South America was a double stack. Those countries are moving forward with biotechnology, and as they upgrade we will deliver the international growth to reach our 2012 targets. We see promise in Mexico as well, where we've just received the first field trial permits for biotech corn.

You'll see the same disciplined execution in cotton and vegetables, where our recent acquisitions will begin to deliver real results for our business and our customers.

In cotton, we expect 65 percent of the *Deltapine* brand sales to be from new seed varieties with higher yields launched in either 2009 or 2010. This leading germplasm also gives growers the best protection package in the market with *Genuity Bollgard II* by *Roundup Ready* Flex.

Produce industry dynamics make this a great time to be in the vegetable seed business, with consumers turning to fruits and vegetables as healthy lifestyle choices. Monsanto is well-positioned to be a valued

Working to improve vegetables

Monsanto is focused on innovation to improve the quality and productivity of vegetables and fruits. The combination of our strong brands and R&D capabilities will help produce vegetables with better quality and better flavor, more resistance to diseases and higher yields in the greenhouse and the field.

This year Monsanto entered into a new collaboration with Dole Fresh Vegetables Inc., focused on improving the color, flavor, texture, taste, aroma and nutrition of broccoli, cauliflower, lettuce and spinach. The collaboration combines Monsanto's expertise in breeding, which improves the quality and speed of introduction for new beneficial characteristics, with Dole's knowledge of consumer needs and marketing. By working together, the companies hope to bring new healthy and flavorful vegetable products to consumers.



Monsanto's **Adriana Espinosa** (left) and Dole's **Tony Marci** work together to evaluate a Crisphead-Romaine Cross lettuce variety. Together the companies are working to develop new products that will enhance consumer vegetable choices.


JOHN DEERE

Expansion into wheat and sugarcane

In 2009, Monsanto continued to focus its crop portfolio on large-acre crops through investments in wheat and sugarcane. The acquisitions of the U.S.-based wheat company WestBred and Brazil-based CanaVialis and Alellyx sugarcane companies have enabled Monsanto to leverage its expertise in breeding and biotechnology. We continue to bring innovations to new areas of agriculture.

Wheat, wherever farmed, routinely faces a number of agronomic and environmental challenges that can limit productivity. Monsanto's early efforts will focus on developing better varieties through conventional and marker-assisted breeding. Monsanto's biotech development will focus on traits for drought tolerance, nitrogen use and higher yield.

A farmer in western Kansas harvests hard red winter wheat. Through WestBred, Monsanto sees an opportunity to bolster the sustainability of wheat by helping farmers improve their yields and reduce their inputs.

We operate with four core beliefs: that our success is forever linked to the farmer's success; that our commitments are only as good as our ability to deliver new value on the farm; that growth has to be funded, but prudently; and that the value we create must be shared with our customers and our owners. Hugh Grant



supplier, partner and leader in the vegetable seed and produce industries with an unparalleled combination of germplasm diversity and advanced breeding technologies.

A COMMITMENT TO A BETTER WORLD

We've seen the world change in the last year, but the demand is there, at each kitchen table around the globe. Many challenges contribute to the rising levels of food insecurity in the world, and there are no simple solutions. Demand is going to continue to increase and climate change is going to make this even more challenging.

Together with farmers, we will help meet this demand. Our commitment to sustainable yield is one part of the solution, as we work to:

- Help farmers double yield in our core crops of corn, soybeans, cotton, and canola by 2030 compared to a base year of 2000;
- Reduce by one-third per unit produced the key resources such as land, water and energy required to grow crops and;
- Improve lives, starting with farmers we serve and including an additional 5 million people in resource-poor farm families by 2020, through the delivery of modern crop production technologies.

We're also equipping smallholder farmers with the tools they need to achieve food security and income generation, which will spur economic development by creating jobs within the agricultural value chain and off the farm, with the ultimate goal of enabling them to participate in a robust marketplace. We know we can't do it alone. To achieve these goals, partnerships are critical, and that's why you'll continue to see us seek advice from both agriculture and environmental conservation organizations, as well as the public sector. It's good business, for us and for our farmer customers, and it is our responsibility as a company focused on agriculture.

For those who farm land of all sizes around the world, success boils down to making the right choices for their businesses. And our business is making sure we offer choices that are right for everyone. A choice that improves the harvest is a choice that improves lives.

And our commitment to you, our shareowners, is that we'll continue to make the right choices. I want to thank you for your continued support of our company and assure you that we are just as focused on continuing to earn your investment as we are to winning on the farm – and continuing to grow together.

Hugh Grant

Hugh Grant
Chairman, President
and Chief Executive Officer
Oct. 27, 2009

THE NEXT SEVEN YEARS HOLD PROMISE FOR SEVEN HIGH IMPACT TECHNOLOGIES

HIT PROJECTS: High Impact Technologies include projects that offer more than 45 million acres of market opportunity and $300 million or more gross revenue potential in the first country of launch by 2020.

NOW AVAILABLE



Genuity Roundup Ready 2 Yield soybeans

BENEFIT TRAITS

Monsanto introduced *Genuity Roundup Ready 2 Yield* soybeans in a limited release this season. Additional seeds per pod increase the yield and profit potential for a farmer. More than 1.5 million acres of the new technology were planted in the United States this season.

PHASE IV



Genuity SmartStax corn

BENEFIT TRAITS

Genuity SmartStax corn, which we plan to launch in 2010, provides the most advanced all-in-one corn trait platform by combining eight different genes for above- and below-ground insect protection and herbicide tolerance. Complementary trait platforms are designed to work together to offer superior, season-long performance – the most complete control available.



Drought-tolerant corn family

BENEFIT TRAITS

Monsanto's first-generation drought-tolerant corn is expected to provide farmers with a 6 to 10 percent yield improvement in water-stressed conditions. A potential 2012 introduction is anticipated, pending regulatory approvals. The product has performed well in field trials and controlled tests in stress mitigation tents.

PHASE III



Insect-protected *Genuity Roundup Ready 2 Yield*

BENEFIT TRAITS

Insect-protected soybeans use a *Bt* trait stacked with the *Genuity Roundup Ready 2 Yield* trait for excellent weed control and yield enhancement. This product would offer the first-ever in-the-seed protection in soybeans for effective control of both insects and weeds and a boost in yield potential.



Higher-yielding soybean family

BENEFIT TRAITS

Higher yields mean increased productivity and a better harvest for farmers, and are more important than ever as the global population continues to expand. This technology will build upon our *Genuity Roundup Ready 2 Yield* platform and provide soybean farmers with a significant yield boost over today's *Roundup Ready* soybean varieties.

PHASE II



Higher-yielding corn family

BENEFIT TRAITS

Higher-yielding corn is aimed at boosting the intrinsic yield potential of corn hybrids through the insertion of key genes. This product currently is being tested to determine which genes to advance in field trials. The higher-yielding trait is expected to be stacked on top of *Genuity SmartStax* and other corn traits.

PHASE I



Nitrogen utilization corn family

BENEFIT TRAITS

Monsanto's corn with improved nitrogen-use efficiency would help boost on-farm yield under normal nitrogen conditions or stabilize yield under low nitrogen conditions. When combined with lower input costs, this product would provide farmers with an extremely valuable tool.

Monsanto's product benefit traits

- **HERBICIDE TOLERANCE** Crop safety in a system that provides unsurpassed weed control.
- **INSECT PROTECTION** Defense against above- and/or below-ground insects.
- **WEATHER PROTECTION** New weather-related traits in the Monsanto pipeline, such as drought tolerance.
- **INCREASED PRODUCTIVITY** Higher yield potential.

Monsanto Board of Directors

Pictured from left to right:
Frank V. AtLee III
Robert J. Stevens
Janice L. Fields
Arthur H. Harper
C. Steven McMillan
Hugh Grant
Gwendolyn S. King
David L. Chicoine
John W. Bachmann
William U. Parfet
George H. Poste



BOARD OF DIRECTORS

Frank V. AtLee III, 69, is a retired president of the former American Cyanamid Company and chairman of the former Cyanamid International. Both companies were involved in the discovery, development, manufacturing and marketing of medical and agricultural products. Mr. AtLee served Monsanto as chairman of the board and chair of the Executive Committee from June 2000 to October 2003. He was Monsanto's interim president and chief executive officer from December 2002 to May 2003. He is a member of the Audit and Finance Committee and the Science and Technology Committee.

John W. Bachmann, 71, is a senior partner of Edward Jones, a major financial services firm that advises individual investors. From 1980 until 2004, Mr. Bachmann served as managing partner of Edward Jones. Mr. Bachmann was elected to the Monsanto board in May 2004 and is a member of the Audit and Finance Committee and the People and Compensation Committee. He also serves on the boards of AMR Corporation and the U.S. Chamber of Commerce, where he was the chairman of the board for 2004-2005.

David L. Chicoine, Ph.D., 62, is president of South Dakota State University, a leading land-grant institution, and professor of economics. Prior to 2007, he was professor of agricultural economics at the University of Illinois at Urbana-Champaign and held various positions of increasing administrative responsibility with the University of Illinois, most recently as vice president for technology and economic development. Dr. Chicoine was elected to the Monsanto board in April 2009 and is a member of the Public Policy and Corporate Responsibility Committee and of the Science and Technology Committee.

Janice L. Fields, 54, is executive vice president and chief operating officer of McDonald's USA, LLC, a subsidiary of McDonald's Corporation, the world's leading global foodservice retailer. She served as president, McDonald's Central Division from 2003 to 2006, and has been with McDonald's USA for more than 30 years. Ms. Fields was elected to the Monsanto board in April 2008 and is a member of the Nominating and Corporate Governance Committee, the Public Policy and Corporate Responsibility Committee and of the Science and Technology Committee.

Hugh Grant, 51, is chairman of the board, president and chief executive officer of Monsanto. He joined the former Monsanto as a product development representative for the company's agricultural business in 1981. Since 1991, he has held a variety of management positions, most recently executive vice president and chief operating officer. Mr. Grant chairs the Executive Committee. He also serves on the board of PPG Industries, Inc. He has lived and worked in a number of international locations including Asia and Europe, as well as the United States.

Arthur H. Harper, 53, is managing partner of GenNx360 Capital Partners, a private equity firm focused on business-to-business companies. He served as president and chief executive officer – Equipment Services Division, General Electric Corporation from 2002 to 2005 and executive vice president – GE Capital Services, General Electric Corporation from 2001 to 2002. Mr. Harper was elected to the Monsanto board in October 2006 and is a member of the Public Policy and Corporate Responsibility Committee and the Science and Technology Committee. He also serves on the board of Gannett Co., Inc.

Gwendolyn S. King, 69, is president of Podium Prose, a speakers bureau. From 1992 to her retirement in 1998, Mrs. King was senior vice president, corporate and public affairs, for PECO Energy Company, now Exelon, a diversified utility company. From 1989 through 1992, Mrs. King served as the 11th Commissioner of Social Security. Prior to her appointment, she was deputy assistant to the president and director of Intergovernmental Affairs for President Ronald Reagan. Mrs. King has served as a director on the Monsanto board since February 2001. She chairs the board's Public Policy and Corporate Responsibility Committee, and she is a member of the People and Compensation Committee and the Nominating and Corporate Governance Committee. Mrs. King also serves on the boards of Lockheed Martin Corporation and Marsh and McLennan Companies Inc.

C. Steven McMillan, 63, is a retired chairman of the board and chief executive officer of Sara Lee Corporation, a global consumer packaged goods company whose brands include Sara Lee, Hillshire Farm, Earth Grains, Jimmy Dean and Douwe Egberts. He has served as a director on the Monsanto board since June 2000. Mr. McMillan

Monsanto Executives

Pictured from left to right:
David F. Snively
Richard B. Clark
Consuelo E. Madere
Robert T. Fraley
Carl M. Casale
Hugh Grant
Brett D. Begemann
Steven C. Mizell
Janet M. Holloway
Kerry J. Preete
Gerald A. Steiner



chairs the board's People and Compensation Committee, and he is a member of the Audit and Finance Committee and the Nominating and Corporate Governance Committee.

William U. Parfet, 63, is chairman of the board and chief executive officer of MPI Research Inc., a preclinical toxicology research laboratory. He has served as a director on the Monsanto board since June 2000. Mr. Parfet chairs the board's Audit and Finance Committee, and he is a member of the People and Compensation Committee and the Executive Committee. He also serves on the boards of Stryker Corporation and Taubman Centers, Inc.

George H. Poste, Ph.D., D.V.M., 65, is chief executive of Health Technology Networks, a consulting group specializing in the application of genomics technologies and computing in health care. In February 2009, he assumed the post of Chief Scientist, Complex Adaptive Systems Initiative at Arizona State University. From May 2003 to February 2009, he was director of the Arizona Biodesign Institute at Arizona State University. Dr. Poste is a member of the Defense Science Board and the Health Board of the U.S. Department of Defense. He is a Fellow of the Royal Society, the Royal College of Pathologists and the UK Academy of Medicine and Distinguished Fellow at the Hoover Institution at Stanford University. Dr. Poste is also a member of the Council on Foreign Relations. He has served on the Monsanto board since February 2003. Dr. Poste chairs the Science and Technology Committee and is a member of the Public Policy and Corporate Responsibility Committee. Dr. Poste also serves on the boards of Exelixis, Inc. and Caris Holdings.

Robert J. Stevens, 58, is chairman of the board, president and chief executive officer of Lockheed Martin Corporation, a firm engaged in the research, design, development, manufacture and integration of advanced-technology systems, products and services. During 2001 and 2002, he served on President George W. Bush's Commission to Examine the Future of the United States Aerospace Industry. Mr. Stevens has served as a director on the Monsanto board since August 2002. He chairs the board's Nominating and Corporate Governance Committee, and he is a member of the Audit and Finance Committee and the Executive Committee. He also serves as Monsanto's lead director.

Note: Information is current as of Dec. 2, 2009.

EXECUTIVE OFFICERS

Hugh Grant
Chairman, President and Chief Executive Officer

Brett D. Begemann
Executive Vice President, Seeds & Traits

Carl M. Casale
Executive Vice President and Chief Financial Officer

Richard B. Clark
Vice President and Controller

Robert T. Fraley, Ph.D.
Executive Vice President and Chief Technology Officer

Tom D. Hartley
Vice President and Treasurer

Janet M. Holloway
Senior Vice President, Chief of Staff and Community Relations

Consuelo E. Madere
Vice President, Vegetable Business

Steven C. Mizell
Executive Vice President, Human Resources

Kerry J. Preete
Vice President, Crop Protection

Nicole M. Ringenberg
Vice President, Finance, Seeds & Traits

David F. Snively
Senior Vice President, Secretary and General Counsel

Gerald A. Steiner
Executive Vice President, Sustainability & Corporate Affairs

2009 NOTES

Notes to 2009 Financial Highlights and charts

EBIT, Ongoing EPS and Free Cash Flow: The presentations of EBIT, ongoing EPS and free cash flow are non-GAAP financial measures intended to supplement investors' understanding of our operating performance. The notes below define these non-GAAP measures and reconcile them to the most directly comparable financial measures calculated and presented in accordance with GAAP.

1. **Reconciliation of EBIT to Net Income:** EBIT is defined as earnings (loss) before interest and taxes. Earnings (loss) is intended to mean net income (loss) as presented in the Statements of Consolidated Operations under GAAP. The following table reconciles EBIT to the most directly comparable financial measure, which is net income (loss).

	12 Months Ended Aug. 31,		
	2009	2008	2007
EBIT – Total[(A)]	**$3,007**	$2,891	$1,375
Interest (Income) Expense – Net	**58**	(22)	16
Income Tax Provision[(B)]	**840**	889	366
Net Income	**$2,109**	$2,024	$ 993

(A) Includes the income from operations of discontinued businesses and pre-tax minority interest.

(B) Includes the income tax provision from continuing operations, the income tax benefit on minority interest, and the income tax provision (benefit) on discontinued operations.

Caution Regarding Forward-Looking Statements: This Annual Report contains "forward-looking statements," as described in the attached Form 10-K under the caption "Caution Regarding Forward-Looking Statements" on page 1, which are subject to various risks and uncertainties, including, without limitation, the "Risk Factors" beginning on page 8, which could cause actual results to differ materially from those statements. Please refer to those sections of the 10-K for additional information.

2. **Reconciliation of EPS to Ongoing EPS:** Ongoing EPS is calculated excluding certain after-tax items which Monsanto does not consider part of ongoing operations. The reconciliation of EPS to ongoing EPS for each period is included in the table below.

	12 Months Ended Aug. 31,		
	2009	2008	2007
Diluted Earnings per Share	**$ 3.80**	$ 3.62	$ 1.79
Items Affecting Comparability			
Acquired IPR&D	**0.19**	0.29	0.34
Solutia Claim Settlement	**–**	(0.23)	–
Income on Discontinued Operations	**(0.02)**	(0.04)	(0.15)
Sunflower Divestiture	**(0.08)**	–	–
Restructuring	**0.52**	–	–
Diluted Earnings per Share from Ongoing Business	**$ 4.41**	$ 3.64	$ 1.98

3. **Reconciliation of Free Cash Flow:** Free cash flow represents the total of cash flows from operating activities and investing activities, as reflected in the Statements of Consolidated Cash Flows.

	12 Months Ended Aug. 31,		
	2009	2008	2007
Net Cash Provided by Operating Activities	**$2,236**	$2,799	$1,854
Net Cash Required by Investing Activities	**(723)**	(2,027)	(1,911)
Free Cash Flow	**1,513**	772	(57)
Net Cash Required by Financing Activities	**(1,065)**	(102)	(583)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(105)**	77	46
Net Increase (Decrease) in Cash and Cash Equivalents	**$ 343**	$ 747	$ (594)

MONSANTO 2009 FORM 10-K

FORM
10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended Aug. 31, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
Commission file number 001-16167

MONSANTO

MONSANTO COMPANY

Exact name of registrant as specified in its charter

Delaware	**43-1878297**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
800 North Lindbergh Blvd., St. Louis, Missouri	**63167**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number including area code:
(314) 694-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Name of each exchange on which registered*
Common Stock $0.01 par value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One): Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter (Feb. 28, 2009): approximately $41.7 billion.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 545,055,022 shares of common stock, $0.01 par value, outstanding at Oct. 22, 2009.

Documents Incorporated by Reference

Portions of Monsanto Company's definitive proxy statement, which is expected to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or about Dec. 7, 2009, are incorporated herein by reference into Part III of this Annual Report on Form 10-K.

INTRODUCTION

This Annual Report on Form 10-K is a document that U.S. public companies file with the Securities and Exchange Commission every year. Part II of the Form 10-K contains the business information and financial statements that many companies include in the financial sections of their annual reports. The other sections of this Form 10-K include further information about our business that we believe will be of interest to investors. We hope investors will find it useful to have all of this information in a single document.

The SEC allows us to report information in the Form 10-K by "incorporating by reference" from another part of the Form 10-K or from the proxy statement. You will see that information is "incorporated by reference" in various parts of our Form 10-K. The proxy statement will be available on our Web site after it is filed with the SEC in December 2009.

Monsanto was incorporated in Delaware on Feb. 9, 2000, as a subsidiary of Pharmacia Corporation. Monsanto includes the operations, assets and liabilities that were previously the agricultural business of Pharmacia. Pharmacia is now a subsidiary of Pfizer Inc.

"Monsanto," "the company," "we," "our," and "us" are used interchangeably to refer to Monsanto Company or to Monsanto Company and its subsidiaries, as appropriate to the context. With respect to the time period prior to Sept. 1, 2000, these defined terms also refer to the agricultural business of Pharmacia.

Unless otherwise indicated, trademarks owned or licensed by Monsanto or its subsidiaries are shown in special type. Unless otherwise indicated, references to "*Roundup* herbicides" mean *Roundup* branded herbicides, excluding all lawn-and-garden herbicides, and references to "*Roundup* and other glyphosate-based herbicides" exclude all lawn-and-garden herbicides.

Information in this Form 10-K is current as of Oct. 27, 2009, unless otherwise specified.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

In this report, and from time to time throughout the year, we share our expectations for our company's future performance. These forward-looking statements include statements about our business plans; the potential development, regulatory approval, and public acceptance of our products; our expected financial performance, including sales performance, and the anticipated effect of our strategic actions; the anticipated benefits of recent acquisitions; the outcome of contingencies, such as litigation; domestic or international economic, political and market conditions; and other factors that could affect our future results of operations or financial position, including, without limitation, statements under the captions "Legal Proceedings," "Overview — Executive Summary — Outlook," "Seeds and Genomics Segment," "Agricultural Productivity Segment," "Financial Condition, Liquidity, and Capital Resources," and "Outlook." Any statements we make that are not matters of current reportage or historical fact should be considered forward-looking. Such statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "will," and similar expressions. By their nature, these types of statements are uncertain and are not guarantees of our future performance.

Our forward-looking statements represent our estimates and expectations at the time that we make them. However, circumstances change constantly, often unpredictably, and investors should not place undue reliance on these statements. Many events beyond our control will determine whether our expectations will be realized. We disclaim any current intention or obligation to revise or update any forward-looking statements, or the factors that may affect their realization, whether in light of new information, future events or otherwise, and investors should not rely on us to do so. In the interests of our investors, and in accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Part I. Item 1A. Risk Factors below explains some of the important reasons that actual results may be materially different from those that we anticipate.

TABLE OF CONTENTS FOR FORM 10-K

PART III

PART IV

PART I

ITEM 1. BUSINESS

Monsanto Company, along with its subsidiaries, is a leading global provider of agricultural products for farmers. Our seeds, biotechnology trait products, and herbicides provide farmers with solutions that improve productivity, reduce the costs of farming, and produce better foods for consumers and better feed for animals.

We manage our business in two segments: Seeds and Genomics and Agricultural Productivity. We view our Seeds and Genomics segment as the driver for future growth for our company. In 2009, we acquired Aly Participacoes Ltda. (Aly) and the assets of WestBred, LLC to further this growth. Our Agricultural Productivity segment has encountered significant market change in the past year as numerous major global competitors have increased production which, coupled with purchases from local generic companies, has increased channel inventory for generic glyphosate. We have announced plans to increase our production capacity of glyphosate, the major product in that segment, which we expect to complete in 2010. In October 2008, we consummated the divesture of our animal agricultural products business (the Dairy business), which focused on dairy cow productivity. It was previously part of the Agricultural Productivity segment. We determined that the Dairy business was no longer consistent with our strategic business goals. See Note 4 — Business Combinations for further details of these acquisitions and Note 29 — Discontinued Operations for further details of the divestitures.

We provide information about our business, including analyses, significant news releases, and other supplemental information, on our Web site: www.monsanto.com. In addition, we make available through our Web site, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after they have been filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Forms 3, 4 and 5 filed with respect to our equity securities under Section 16(a) of the Exchange Act are also available on our site by the end of the business day after filing. All of these materials can be found under the "Investors" tab. Our Web site also includes the following corporate governance materials, under the tab "Corporate Responsibility": our Code of Business Conduct, our Code of Ethics for Chief Executive and Senior Financial Officers, our Board of Directors' Charter and Corporate Governance Guidelines, and charters of our Board committees. These materials are also available on paper. Any shareowner may request them by contacting the Office of the General Counsel, Monsanto Company, 800 N. Lindbergh Blvd., St. Louis, Missouri, 63167. Information on our Web site does not constitute part of this report.

A description of our business follows.

SEEDS AND GENOMICS SEGMENT

Through our Seeds and Genomics segment, we produce leading seed brands, including *DEKALB, Asgrow, Deltapine, Seminis*, and *De Ruiter* and we develop biotechnology traits that assist farmers in controlling insects and weeds. We also provide other seed companies with genetic material and biotechnology traits for their seed brands. Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) — Seeds and Genomics Segment — the tabular information about net sales of our seeds and traits, is incorporated herein by reference.

Major Products	Applications	Major Brands
Germplasm	Row crop seeds: Corn hybrids and foundation seed Soybean varieties and foundation seed Cotton varieties, hybrids and foundation seed Other row crop varieties and hybrids, such as canola	 *DEKALB, Channel Bio* for corn *Asgrow* for soybeans *Deltapine* for cotton
	Vegetable seeds: Open field and protected-culture seed for tomato, pepper, eggplant, melon, cucumber, pumpkin, squash, beans, broccoli, onions, and lettuce, among others	*Seminis* and *De Ruiter* for vegetable seeds
Biotechnology traits[1]	Enable crops to protect themselves from borers and rootworm in corn and leaf- and boll-feeding worms in cotton, reducing the need for applications of insecticides	*SmartStax, YieldGard* and *YieldGard VT* for corn; *Bollgard* and *Bollgard II* for cotton
	Enable crops, such as corn, soybeans, cotton, and canola to be tolerant of *Roundup* and other glyphosate-based herbicides	*Roundup Ready* and *Roundup Ready 2 Yield* (soybeans only) *Genuity*, global brand for multiple products

[1] Monsanto also offers farmers stacked-trait products, which are single-seed products in which two or more traits are combined.

Distribution of Products

We have a worldwide distribution and sales and marketing organization for our seeds and traits. We sell our products under Monsanto brands and license technology and genetic material to others for sale under their own brands. Through distributors, independent retailers and dealers, agricultural cooperatives, plant raisers, and agents, we market our *DEKALB*, *Asgrow* and *Deltapine* branded germplasm to farmers in every agricultural region of the world. In the United States, we market regional seed brands under our American Seeds, LLC and Channel Bio, LLC businesses to farmers directly, as well as through dealers, agricultural cooperatives and agents. In countries where they are approved for sale, we market and sell our trait technologies with our branded germplasm, pursuant to license agreements with our farmer customers. In Brazil and Paraguay, we have implemented a point-of-delivery, grain-based payment system: We contract with grain handlers to collect applicable trait fees when farmers deliver their grain. In addition to selling our products under our own brands, we license a broad package of germplasm and trait technologies to large and small seed companies in the United States and certain international markets. Those seed companies in turn market our trait technologies in their branded germplasm; they may also market our germplasm under their own brand name. Our vegetable seeds are marketed in more than 100 countries through distributors, independent retailers and dealers, agricultural cooperatives, plant raisers and agents, as well as directly to farmers.

Competition

The global market for the products of our Seeds and Genomics segment is competitive and the competition has intensified. Both our row crops and our vegetable seed businesses compete with numerous multinational agrichemical and seed marketers globally and with hundreds of smaller companies regionally. With the exception of competitors in our Seminis and De Ruiter vegetable seed business, most of our seed competitors are also licensees of our germplasm or biotechnology traits. In certain countries, we also compete with government-owned seed companies. Our biotechnology traits compete as a system with other practices, including the application of agricultural chemicals, and traits developed by other companies. Our weed- and insect-control systems compete with chemical and seed products produced by other agrichemical and seed marketers. Competition for the discovery of new traits based on biotechnology or genomics is likely to come from major global agrichemical companies, smaller biotechnology research companies and institutions, state-funded programs, and academic institutions. Enabling technologies to enhance biotechnology trait development may also come from academic researchers and biotechnology research companies. Competitors using our technology outside of license terms and farmers who save seed from one year to the next (in violation of license or other commercial terms) also affect competitive conditions.

Product performance (in particular, crop vigor and yield for our row crops and quality for our vegetable seeds), customer support and service, intellectual property rights and protection, product availability and planning, and price are important elements of our market success in seeds. In addition, distributor, retailer and farmer relationships are important in the United States and many other countries. The primary factors underlying the competitive success of traits are performance and commercial viability; timeliness of introduction; value compared with other practices and products; market coverage; service provided to distributors, retailers and farmers; governmental approvals; value capture; public acceptance; and environmental characteristics.

Patents, Trademarks, and Licenses

In the United States and many foreign countries, we hold a broad business portfolio of patents, trademarks and licenses that provide intellectual property protection for our seeds and genomics-related products and processes. We routinely obtain patents and/or plant variety protection for our breeding technology, germplasm, commercial varietal seed products, and for the parents of our commercial hybrid seed products. We also routinely obtain registrations for our germplasm and commercial seed products in registration countries, as well as Plant Variety Protection Act Certificates in the United States and equivalent plant breeders' rights in other countries. Our insect-protection traits (including *YieldGard* Corn Borer and *YieldGard* Corn Rootworm traits in corn seed and *Bollgard* trait in cotton seed) are protected by patents that extend at least until 2011. Having filed patent applications in 2002 and 2001, we anticipate that the *Bollgard II* insect-protection trait will be patent-protected in the United States, and in other areas in which patent protection was sought, at least through 2021. Our herbicide-tolerant products (*Roundup Ready* traits in soybean, corn, canola and cotton seeds) are protected by U.S. patents that extend at least until 2014; our second-generation trait for cotton, *Roundup Ready* Flex, is protected by U.S. patents through 2025.

Monsanto broadly licenses technology and patents to other parties. We also hold licenses from other parties relating to certain products and processes. For example, we have obtained licenses to protect certain technologies we use to produce *Roundup Ready* seeds and certain technologies relating to our pipeline products from claims that we are infringing the patents of others. These licenses last for the lifetimes of the applicable patents, after which the respective patented technologies will no longer be subject to the terms of the license. We have also obtained perpetual licenses to certain technologies contained in certain pipeline products such as *Genuity SmartStax* corn, which combines insect control traits with herbicide resistant traits. We hold numerous licenses in connection with our genomics program. For example, we hold a perpetual license to certain genomics technologies for use in plant agriculture, perpetual licenses to patents expiring from 2018 to 2023 for classes of proprietary genes for the development of commercial traits in crops, perpetual licenses to functional characterizations of our proprietary genes, and perpetual licenses to certain genomics sequences and certain genomics technologies.

We own trademark registrations, and we file trademark applications for the names and many of the designs we use on our branded products around the world. Important company trademarks include *Roundup Ready, Bollgard, Bollgard II, YieldGard, Genuity Roundup Ready 2 Yield* and *Genuity SmartStax* for traits; *DEKALB, Asgrow, Deltapine,* and *Vistive* for row crop seeds; and *Seminis* and *De Ruiter* for vegetable seeds.

Raw Materials and Energy Resources

In growing locations throughout the world, we produce directly or contract with third-party growers for corn seed, soybean seed, vegetable seeds, cotton seed, canola seed and other seeds. The availability and cost of seed depends primarily on seed yields, weather conditions, farmer contract terms, commodity prices, and global supply and demand. We seek to manage commodity price fluctuations through the use of futures contracts and other hedging mechanisms. Where practicable, we attempt to minimize the weather risks by producing seed at multiple growing locations and under irrigated conditions. Our Seeds and Genomics segment also purchases the energy we need to process our seed; these energy purchases are managed in conjunction with our Agricultural Productivity segment.

AGRICULTURAL PRODUCTIVITY SEGMENT

Through our Agricultural Productivity segment, we manufacture *Roundup* brand herbicides and other herbicides and provide lawn-and-garden herbicide products for the residential market. Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) — Agricultural Productivity Segment — the tabular information about net sales of *Roundup* and other glyphosate-based herbicides and other agricultural productivity products is incorporated by reference herein.

Major Products	Applications	Major Brands
Glyphosate-based herbicides	Nonselective agricultural, industrial, ornamental and turf applications for weed control	*Roundup*
Selective herbicides	Control of preemergent annual grass and small seeded broadleaf weeds in corn and other crops	*Harness* for corn and cotton
Lawn-and-garden herbicides	Residential lawn-and-garden applications for weed control	*Roundup*

Distribution of Products

In some world areas we use the same distribution and sales and marketing organization for our crop protection products as for our seeds and traits. In other world areas, we have separate distribution and sales and marketing organizations for our crop protection products. We sell our crop protection products through distributors, independent retailers and dealers and agricultural cooperatives. In some cases outside the United States, we sell such products directly to farmers. We also sell certain of the chemical intermediates of our crop protection products to other major agricultural chemical producers, who then market their own branded products to farmers. We market our lawn-and-garden herbicide products through The Scotts Miracle-Gro Company.

Competition

Our agricultural herbicide products have numerous major global competitors who increased production which, coupled with purchases from local generic companies, has increased channel inventory for generic glyphosate. Competition from local or regional companies may also be significant. Our lawn-and-garden business has fewer than five significant national competitors and a larger number of regional competitors in the United States. The largest market for our lawn-and-garden herbicides is the United States.

Competitive success in crop protection products depends on price, product performance, the scope of solutions offered to farmers, market coverage, product availability and planning, and the service provided to distributors, retailers and farmers. Our lawn-and-garden herbicides compete on product performance and the brand value associated with our trademark *Roundup*. For additional information on competition for our agricultural herbicides, see Item 7 — MD&A — Outlook — Agricultural Productivity, which is incorporated by reference herein.

Patents, Trademarks, Licenses, Franchises and Concessions

The intellectual property protection portfolio for our Agricultural Productivity segment is less broad in scope than the portfolio for our Seeds and Genomics segment. Patents protecting glyphosate, an active ingredient in *Roundup* herbicides, have expired in the United States and all other countries. However, some of the patents on our glyphosate formulations and manufacturing processes in the United States and other countries extend beyond 2015. We have obtained perpetual licenses to chemicals used to make *Harness* herbicides, and we hold trademark registrations for the brands under which our chemistries are sold. The most significant trademark in this segment is *Roundup.*

We hold (directly or by assignment) numerous phosphate leases issued on behalf of or granted by the U.S. government, the state of Idaho, and private parties. None of these leases is material individually, but they are significant in the aggregate because elemental phosphorus is a key raw material for the production of glyphosate-based herbicides. The phosphate leases have varying terms. The leases obtained from the U.S. government are of indefinite duration, subject to the modification of lease terms at 20-year intervals.

Environmental Matters

Our operations are subject to environmental laws and regulations in the jurisdictions in which we operate. Some of these laws restrict the amount and type of emissions that our operations can release into the environment. Other laws, such as the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 *et seq.* (Superfund), can impose liability for the entire cost of cleanup on any former or current site owners or operators or any parties who sent waste to these sites, without regard to fault or to the lawfulness of the original disposal. These laws and regulations may be amended from time to time; they may become more stringent. We are committed to long-term environmental protection and compliance programs that reduce and monitor emissions of hazardous materials into the environment, and to the remediation of identified existing environmental concerns. In accord with a consent order with the state of Idaho, we have embarked on a multiyear program to reduce certain air emissions from our facility at Soda Springs, Idaho. Although the costs of our compliance with environmental laws and regulations cannot be predicted with certainty, such costs are not expected to have a material adverse effect on our earnings or competitive position. In addition to compliance obligations at our own manufacturing locations and off-site disposal facilities, under the terms of our Sept. 1, 2000, Separation Agreement with Pharmacia (the Separation Agreement), we are required to indemnify Pharmacia for any liability it may have for environmental remediation or other environmental responsibilities that are primarily related to Pharmacia's former agricultural and chemicals businesses. For information regarding certain environmental proceedings, see Item 3 — Legal Proceedings. See also information regarding remediation of waste disposal sites and reserves for remediation, appearing in Note 25 — Commitments and Contingencies, which is incorporated herein by reference.

Raw Materials and Energy Resources

We are a significant purchaser of basic and intermediate raw materials. Typically, we purchase major raw materials and energy through long-term contracts. We buy our raw materials from a number of suppliers; only a few major suppliers provide us with certain important raw materials. The markets for our raw materials are balanced and are expected to remain so. Although some additional capacity does exist, pricing is substantially higher today than under existing contracts. Energy is available as required, but pricing is subject to market fluctuations.

At various sites globally, two major manufacturers use our proprietary technology to make the catalysts used in various intermediate steps in the production of glyphosate. Each supplier has excess capacity to meet our requirements and we seek to minimize risks associated with production outages by maintaining adequate safety stock levels. We manufacture and purchase disodium iminodiacetic acid, a key ingredient in the production of glyphosate. We manufacture our global supply of elemental phosphorus, a key raw material for the production of *Roundup* herbicides. We have multiple mineral rights which, subject to obtaining and maintaining appropriate mining permits, will provide a long term supply of phosphate ore to meet our needs into the foreseeable future. As part of the ongoing course of operating our phosphorus production, we are required to periodically permit new mining leases. A new mine is currently in the process of being permitted with the U.S. Bureau of Land Management.

RESEARCH AND DEVELOPMENT

Monsanto's expenses for research and development were $1,098 million in 2009, $980 million in 2008 and $770 million in 2007. In addition, we incurred charges of $163 million in 2009, $164 million in 2008 and $193 million in 2007 for acquired in-process research and development (IPR&D) related to acquisitions. See Note 4 — Business Combinations — for additional information regarding these acquisitions.

SEASONALITY AND WORKING CAPITAL; BACKLOG

For information on seasonality and working capital and backlog practices, see information in Item 7 — MD&A — Financial Condition, Liquidity, and Capital Resources, which is incorporated herein by reference.

EMPLOYEE RELATIONS

As of Aug. 31, 2009, we employed about 22,900 regular employees worldwide and more than 4,100 temporary employees. The number of temporary employees varies greatly during the year because of the seasonal nature of our business. We believe that relations between Monsanto and its employees are satisfactory.

CUSTOMERS

Although no single customer (including affiliates) represented more than 10 percent of our consolidated worldwide net sales in 2009, our three largest U.S. agricultural distributors and their affiliates represented, in the aggregate, 18 percent of our worldwide net sales and 33 percent of our U.S. net sales. During 2009, one major U.S. distributor and its affiliates represented about 10 percent of the worldwide net sales for our Seeds and Genomics segment, and about 9 percent of the worldwide net sales for our Agricultural Productivity segment.

INTERNATIONAL OPERATIONS

See Item 1A under the heading *"Our operations outside the United States are subject to special risks and restrictions, which could negatively affect our results of operations and profitability"* and Note 26 — Segment and Geographic Data, which are incorporated herein by reference. Approximately 45 percent of Monsanto's sales, including 36 percent of our Seeds and Genomics segment's sales and 60 percent of our Agricultural Productivity segment's sales, originated from our legal entities outside the United States during fiscal year 2009.

SEGMENT AND GEOGRAPHIC DATA

For information on segment and geographic data, see Item 8 — Financial Statements and Supplementary Data — Note 26 — Segment and Geographic Data, which is incorporated by reference herein.

Competition in seeds and traits and agricultural chemicals has significantly affected, and will continue to affect, our sales.

Many companies engage in plant biotechnology and breeding research and agricultural chemicals, and speed in getting a new product to market can be a significant competitive advantage. Our competitors' success could render our existing products less competitive, resulting in reduced sales compared to our expectations or past results. We expect to see increasing competition from agricultural biotechnology firms and from major agrichemical, seed and food companies. We also expect to face continued competition for our *Roundup* herbicides and selective herbicides product lines. The extent to which we can realize cash and gross profit from these products will depend on our ability to: control manufacturing and marketing costs without adversely affecting sales; predict and respond effectively to competitor pricing and marketing; provide marketing programs meeting the needs of our customers and of the farmers who are our end users; maintain an efficient distribution system; and develop new products with features attractive to our end users.

Efforts to protect our intellectual property rights and to defend claims against us can increase our costs and will not always succeed; any failures could adversely affect sales and profitability or restrict our ability to do business.

Intellectual property rights are crucial to our business, particularly our Seeds and Genomics segment. We endeavor to obtain and protect our intellectual property rights in jurisdictions in which our products are produced or used and in jurisdictions into which our products are imported. Different nations may provide limited rights and inconsistent duration of protection for our products. We may be unable to obtain protection for our intellectual property in key jurisdictions. Even if protection is obtained, competitors, farmers, or others in the chain of commerce may raise legal challenges to our rights or illegally infringe on our rights, including through means that may be difficult to prevent or detect. For example, the practice by some farmers of saving seeds from non-hybrid crops (such as soybeans, canola and cotton) containing our biotechnology traits has prevented and may continue to prevent us from realizing the full value of our intellectual property, particularly outside the United States. In addition, because of the rapid pace of technological change, and the confidentiality of patent applications in some jurisdictions, competitors may be issued patents from applications that were unknown to us prior to issuance. These patents could reduce the value of our commercial or pipeline products or, to the extent they cover key technologies on which we have unknowingly relied, require that we seek to obtain licenses or cease using the technology, no matter how valuable to our business. We cannot assure we would be able to obtain such a license on acceptable terms. The extent to which we succeed or fail in our efforts to protect our intellectual property will affect our costs, sales and other results of operations.

We are subject to extensive regulation affecting our seed biotechnology and agricultural products and our research and manufacturing processes, which affects our sales and profitability.

Regulatory and legislative requirements affect the development, manufacture and distribution of our products, including the testing and planting of seeds containing our biotechnology traits and the import of crops grown from those seeds, and non-compliance can harm our sales and profitability. Obtaining permits for mining and production, and obtaining testing, planting and import approvals for seeds or biotechnology traits can be time-consuming and costly, with no guarantee of success. The failure to receive necessary permits or approvals could have near- and long-term effects on our ability to sell some current and future products. Planting approvals may also include significant regulatory requirements that can limit our sales. Sales of our traits can be affected in jurisdictions where planting has been approved if we have not received approval for the import of crops containing biotechnology traits into key markets. Concern about unintended but unavoidable trace amounts (sometimes called "adventitious presence") of commercial biotechnology traits in conventional (non-biotechnology) seed, or in the grain or products produced from conventional or organic crops, among other things, could lead to increased regulation or legislation, which may include: liability transfer mechanisms that may include financial protection insurance; possible restrictions or moratoria on testing, planting or use of biotechnology traits; and requirements for labeling and traceability, which requirements may cause food processors and food companies to avoid biotechnology and select non-biotechnology crop sources and can affect farmer seed purchase decisions and the sale of our products. Further, the detection of adventitious presence of traits not approved in the importing country may result in the withdrawal of seed lots from sale or in compliance actions, such as crop destruction or product recalls. Legislation encouraging or discouraging the planting of specific crops can also harm our sales. In addition, claims that increased use of glyphosate-based herbicides or biotechnology traits increases the potential for the development of glyphosate-resistant weeds or pests resistant to our traits could result in restrictions on the use of glyphosate-based herbicides or seeds containing our traits or otherwise reduce our sales.

The degree of public acceptance or perceived public acceptance of our biotechnology products can affect our sales and results of operations by affecting planting approvals, regulatory requirements and customer purchase decisions.

Although all of our products go through rigorous testing, some opponents of our technology actively raise public concern about the potential for adverse effects of our products on human or animal health, other plants and the environment. The potential for adventitious presence of commercial biotechnology traits in conventional seed, or in the grain or products produced from conventional or organic crops, is another factor that can affect general public acceptance of these traits. Public concern can affect the timing of, and whether we are able to obtain, government approvals. Even after approvals are granted, public concern may lead to increased regulation or legislation or litigation against government regulators concerning prior regulatory approvals, which could affect our sales and results of operations by affecting planting approvals, and may adversely affect sales of our products to farmers, due to their concerns about available markets for the sale of crops or other products derived from biotechnology. In addition, opponents of agricultural biotechnology have attacked farmers' fields and facilities used by agricultural biotechnology companies, and may launch future attacks against farmers' fields and our field testing sites and research, production, or other facilities, which could affect our sales and our costs.

The successful development and commercialization of our pipeline products will be necessary for our growth.

We use advanced breeding technologies to produce hybrids and varieties with superior performance in the farmer's field, and we use biotechnology to introduce traits that enhance specific characteristics of our crops. The processes of breeding, biotechnology trait discovery and development and trait integration are lengthy, and a very small percentage of the genes and germplasm we test is selected for commercialization. There are a number of reasons why a new product concept may be abandoned, including greater than anticipated development costs, technical difficulties, regulatory obstacles, competition, inability to prove the original concept, lack of demand, and the need to divert focus, from time to time, to other initiatives with perceived opportunities for better returns. The length of time and the risk associated with the breeding and biotech pipelines are similar and interlinked because both are required as a package for commercial success in markets where biotech traits are approved for growers. In countries where biotech traits are not approved for widespread use, our sales depend on our germplasm. Commercial success frequently depends on being the first company to the market, and many of our competitors are also making considerable investments in similar new biotechnology or improved germplasm products. Consequently, if we are not able to fund extensive research and development activities and deliver new products to the markets we serve on a timely basis, our growth and operations will be harmed.

Adverse outcomes in legal proceedings could subject us to substantial damages and adversely affect our results of operations and profitability.

We are involved in major lawsuits concerning intellectual property, biotechnology, torts, contracts, antitrust allegations, employee benefits, and other matters, as well as governmental inquiries and investigations, the outcomes of which may be significant to results of operations in the period recognized or limit our ability to engage in our business activities. While we have insurance related to our business operations, it may not apply to or fully cover any liabilities we incur as a result of these lawsuits. In addition, pursuant to the Separation Agreement, we are required to indemnify Pharmacia for certain liabilities related to its former chemical and agricultural businesses. We have recorded reserves for potential liabilities where we believe the liability to be probable and reasonably estimable. However, our actual costs may be materially different from this estimate. The degree to which we may ultimately be responsible for the particular matters reflected in the reserve is uncertain.

Our operations outside the United States are subject to special risks and restrictions, which could negatively affect our results of operations and profitability.

We engage in manufacturing, seed production, research and development, and sales in many parts of the world. Although we have operations in virtually every region, our sales outside the United States in fiscal year 2009 were principally to customers in Brazil, Argentina, Canada, Mexico and France. Accordingly, developments in those parts of the world generally have a more significant effect on our operations than developments in other places. Our operations outside the United States are subject to special risks and restrictions, including: fluctuations in currency values and foreign-currency exchange rates; exchange control regulations; changes in local political or economic conditions; governmental pricing directives; import and trade restrictions; import or export licensing requirements and trade policy; restrictions on the ability to repatriate funds; and other potentially detrimental domestic and foreign governmental practices or policies affecting U.S. companies doing business abroad. Acts of terror or war may impair our ability to operate in particular countries or regions, and may impede the flow of goods and services between countries. Customers in weakened economies may be unable to purchase our products, or it could become more expensive for them to purchase imported products in their local currency, or sell their commodity at prevailing international prices, and we may be unable to collect receivables from such customers. Further, changes in exchange rates may affect our net income, the book value of our assets outside the United States, and our shareowners' equity.

In the event of any diversion of management's attention to matters related to acquisitions or any delays or difficulties encountered in connection with integrating acquired operations, our business, and in particular our results of operations and financial condition, may be harmed.

We have recently completed acquisitions and we expect to make additional acquisitions. We must fit such acquisitions into our long-term growth strategies to generate sufficient value to justify their cost. Acquisitions also present other challenges, including geographical coordination, personnel integration and retention of key management personnel, systems integration and the reconciliation of corporate cultures. Those operations could divert management's attention from our business or cause a temporary interruption of or loss of momentum in our business and the loss of key personnel from the acquired companies.

Fluctuations in commodity prices can increase our costs and decrease our sales.

We contract production with multiple growers at fair value and retain the seed in inventory until it is sold. These purchases constitute a significant portion of the manufacturing costs for our seeds. Additionally, our chemical manufacturing operations use chemical intermediates and energy, which are subject to increases in price as the costs of oil and natural gas increase. Accordingly, increases in commodity prices may negatively affect our cost of goods sold or cause us to increase seed or chemical prices, which could adversely affect our sales. We use hedging strategies, and most of our raw material supply agreements contain escalation factors, designed to mitigate the risk of short-term changes in commodity prices. However, we are unable to avoid the risk of medium- and long-term increases. Farmers' incomes are also affected by commodity prices; as a result, commodity prices could have a negative effect on their ability to purchase our seed and chemical products.

Compliance with quality controls and regulations affecting our manufacturing may be costly, and failure to comply may result in decreased sales, penalties and remediation obligations.

Because we use hazardous and other regulated materials in our chemical manufacturing processes and engage in mining operations, we are subject to risks of accidental environmental contamination, and therefore to potential personal injury claims, remediation expenses and penalties. Should a catastrophic event occur at any of our facilities, we could face significant reconstruction or remediation costs, penalties, third party liability and loss of production capacity, which could affect our sales. In addition, lapses in quality or other manufacturing controls could affect our sales and result in claims for defective products.

Our ability to match our production to the level of product demanded by farmers or our licensed customers has a significant effect on our sales, costs, and growth potential.

Farmers' decisions are affected by market, economic and weather conditions that are not known in advance. Failure to provide distributors with enough inventories of our products will reduce our current sales. However, product inventory levels at our distributors may reduce sales in future periods, as those distributor inventories are worked down. In addition, inadequate distributor liquidity could affect distributors' ability to pay for our products and, therefore, affect our sales or our ability to collect on our receivables. International glyphosate manufacturing capacity has increased in the past few years. The price of this glyphosate will impact the selling price and margin of *Roundup* brands and also on our third party sourcing business.

Our ability to issue short-term debt to fund our cash flow requirements and the cost of such debt may affect our financial condition.

We regularly extend credit to our customers in certain areas of the world so that they can buy agricultural products at the beginning of their growing seasons. Because of these credit practices and the seasonality of our sales, we may need to issue short-term debt at certain times of the year to fund our cash flow requirements. The amount of short-term debt will be greater to the extent that we are unable to collect customer receivables when due and to manage our costs and expenses. Any downgrade in our credit rating, or other limitation on our access to short-term financing or refinancing, would increase our interest cost and adversely affect our profitability.

Weather, natural disasters and accidents may significantly affect our results of operations and financial condition.

Weather conditions and natural disasters can affect the timing of planting and the acreage planted, as well as yields and commodity prices. In turn, the quality, cost and volumes of the seed that we are able to produce and sell will be affected, which will affect our sales and profitability. Natural disasters or industrial accidents could also affect our manufacturing facilities, or those of our major suppliers or major customers, which could affect our costs and our ability to meet supply. One of our major U.S. glyphosate manufacturing facilities is located in Luling, Louisiana, which is an area subject to hurricanes. In addition, several of our key raw material suppliers have production assets in the U.S. gulf coast region and are also susceptible to damage risk from hurricanes. Hawaii, which is also subject to hurricanes, is a major seeds and traits location for our pipeline products.

ITEM 1B. UNRESOLVED STAFF COMMENTS

At Aug. 31, 2009, there were no unresolved comments from the staff of the SEC related to our periodic or current reports under the Exchange Act.

ITEM 2. PROPERTIES

We and our subsidiaries own or lease manufacturing facilities, laboratories, seed production and other agricultural facilities, office space, warehouses, and other land parcels in North America, South America, Europe, Asia, Australia, and Africa. Our general offices, which we own, are located in St. Louis County, Missouri. We lease additional research facilities from Pfizer at Chesterfield Village in St. Louis County. These office and research facilities are principal properties.

Additional principal properties used by the Seeds and Genomics segment include seed production and conditioning plants at Boone, Grinnell and Williamsburg, Iowa; Constantine, Michigan; Enkhuizen and Bergschenhoek, Netherlands; Illiopolis, Waterman and Farmer City, Illinois; Remington, Indiana; Kearney and Waco, Nebraska; Oxnard, California; Peyrehorade, France; Rojas, Argentina; Sinesti, Romania; Trèbes, France; and Uberlândia, Brazil; and research sites at Ankeny, Iowa; Research Triangle Park, North Carolina; Maui, Hawaii; Middleton, Wisconsin; Mystic, Connecticut; and Woodland, California. We own all of these properties, except the one in Maui. The Seeds and Genomics segment also uses seed foundation and production facilities, breeding facilities, and genomics and other research laboratories at various other locations worldwide.

The Agricultural Productivity segment has principal chemicals manufacturing facilities at Antwerp, Belgium; Camaçari, Brazil; Luling, Louisiana; Muscatine, Iowa; São José dos Campos, Brazil; Soda Springs, Idaho; and Zárate, Argentina. We own all of these properties, except the one in Antwerp, Belgium, which is subject to a lease for the land underlying the facility. In connection with Solutia's exit from bankruptcy protection in 2008, we agreed to transfer ownership of our manufacturing facility in Alvin, Texas, to Solutia, which owns the site and continues to manufacture an intermediate we use in the production of glyphosate there. In connection with the sale of the Dairy business, we have sold the Augusta, Georgia, facility.

We believe that our principal properties are suitable and adequate for their use. Our facilities generally have sufficient capacity for our existing needs and expected near-term growth. Expansion projects are undertaken as necessary to meet future needs. In particular, we have undertaken significant multiyear projects to expand our corn production facilities in North America in anticipation of increased demand for our corn seed and to implement process improvements at our Luling, Louisiana, glyphosate facility to increase capacity there. We expect to complete these projects in 2010. Use of these facilities may vary with seasonal, economic and other business conditions, but none of the principal properties is substantially idle. In certain instances, we have leased to third parties portions of sites not required for current operations.

ITEM 3. LEGAL PROCEEDINGS

We are involved in various legal proceedings that arise in the ordinary course of our business, as well as proceedings that we have considered to be material under SEC regulations. These include proceedings to which we are party in our own name and proceedings to which our former parent Pharmacia Corporation or its former subsidiary Solutia Inc. is a party but that we manage and for which we are responsible. We believe we have meritorious legal arguments and will continue to represent our interests vigorously in all of the proceedings that we are defending or prosecuting. Information regarding certain material proceedings and the possible effects on our business of proceedings we are defending is disclosed in Note 25 under the subheading "Environmental and Litigation-related Contingent Liabilities — Litigation" and is incorporated by reference herein. Following is information regarding other material proceedings for which we are responsible.

Patent and Commercial Proceedings

On Dec. 23, 2008, we entered into a dispute resolution process with Pioneer Hi-Bred International, Inc. (Pioneer), a wholly owned subsidiary of E. I. du Pont de Nemours and Company (DuPont), to address issues regarding the unauthorized use of our proprietary technology. Pioneer has announced plans to combine or stack their Optimum® GAT® trait in soybeans with our patented first generation *Roundup Ready* technology, contrary to their previously disclosed plans to discontinue use of soybean varieties containing our technology and pursue the Optimum® GAT® trait alone. We believe that Pioneer is not authorized to make this genetic combination, and we are seeking to prevent non-consensual use of our proprietary technology. On May 4, 2009, following unsuccessful discussions, Monsanto filed suit against DuPont and Pioneer in Federal District Court in St. Louis asserting patent infringement and breach of contract claims to prevent the unauthorized use of our *Roundup Ready* technology in corn and soybeans. On June 16, 2009, the defendants filed an answer and counterclaim seeking injunctive relief, damages and specific performance asserting a claim of license as well as the invalidity or unenforceability of the patent asserted by Monsanto, and also claiming alleged anticompetitive behavior relating to traits for corn and soybeans. The court, on Sept. 16, 2009, severed the antitrust defense interposed by DuPont for a separate, subsequent trial following our case for patent infringement and license breach.

Starting the week of March 7, 2004, a series of purported class action cases were filed in 14 different state courts against Pioneer and us. The suits allege that we conspired with Pioneer to violate various state competition and consumer protection laws by fixing and artificially inflating the prices and fees for our various biotechnology traits and seeds containing those traits and imposing certain use restrictions. All of these cases have been transferred to the U.S. District Court for the Eastern District of Missouri and consolidated, except for one case that was pending in state court in Tennessee, which has been dismissed. On June 5, 2009, the Court entered a revised scheduling order requiring the plaintiffs to file their motion for class certification by Sept. 25, 2009. No date is set for the class certification hearing. A hearing was held on Oct. 15, 2009, to determine the schedule of proceedings regarding Pioneer's announced intention to settle the claims for payment of $2 million.

Two purported class action suits were filed against us on Sept. 26, 2006, supposedly on behalf of all farmers who purchased our *Roundup* brand herbicides in the United States for commercial agricultural purposes since Sept. 26, 2002. Plaintiffs essentially allege that we have monopolized the market for glyphosate for commercial agricultural purposes. Plaintiffs seek an unspecified amount of damages and injunctive relief. In late February 2007, three additional suits were filed, alleging similar claims. All of these suits were filed in the U.S. District Court for the District of Delaware. On July 18, 2007, the court ruled that any such suit had to be filed in federal or state court in Missouri; the court granted our motion to dismiss the two original cases. On Aug. 8, 2007, plaintiffs in the remaining three cases voluntarily dismissed their complaints, which have not been re-filed. On Aug. 10, 2007, the same set of counsel filed a parallel action in federal court in San Antonio, Texas, on behalf of a retailer of glyphosate named Texas Grain. Plaintiffs seek to certify a national class of all entities that purchased glyphosate directly from us since August 2003. The magistrate judge issued his recommendation to the District Court on Aug. 7, 2009, denying class certification.

Governmental Proceedings and Undertakings

On Sept. 17, 2007, the EPA issued a Notice of Violation to us, alleging violations of the Clean Water Act at the South Rasmussen Mine near Soda Springs, Idaho. The EPA has asserted that the alleged violations may subject us to civil penalties. We are working with the EPA to reach a resolution of this matter.

On April 18, 2005, we received a subpoena from the Illinois Attorney General and have produced documents relating to the prices and terms upon which we license technology for genetically modified seeds, and upon which we sell or license genetically modified seeds to farmers.

On Sept. 4, 2007, we received a civil investigative demand from the Iowa Attorney General seeking information regarding the production and marketing of glyphosate and the development, production, marketing, or licensing of soybean, corn, or cotton germplasm containing transgenic traits. Iowa is coordinating with several other states and we are cooperating with the production of the requested materials.

We have reported to the EPA that in prior years sales and planting of our *Bollgard* and *Bollgard II* cotton products occurred in ten Texas counties where the registrations had included relevant restrictions. The EPA has asserted that the resulting sales and planting may subject us to civil penalties. We are working with the EPA to reach a resolution of this matter.

We have reported the accidental harvest of 0.22 acres of regulated Bt research cotton by a cooperator to the FDA, EPA and USDA. The Bt protein present in this research cotton is nearly identical to the protein in a corn product that has already obtained full approval in the United States and many foreign markets. On May 20, 2009, the EPA granted a time-limited exemption from the requirement of a tolerance for the protein in the research cotton, reaffirmed the safety of the protein in food and feed, and provided notice to the USDA and FDA that the cottonseed may now enter U.S. domestic commerce. However, we could be subject to civil penalties, which we would not expect to be material.

On Dec. 2, 2005, the Federal Revenue Service of the Ministry of Finance of Brazil issued a tax assessment against our wholly owned subsidiary, Monsanto do Brasil Ltda., challenging the tax treatment of $575 million of notes issued in 1998 on the basis that the transactions involving the notes represented contributions to the capital of Monsanto do Brasil rather than funding through issuance of notes. The assessment denies tax deductions for approximately $1.2 billion (subject to currency exchange rates) of interest expense and currency exchange losses that were claimed by Monsanto do Brasil under the notes. The assessment seeks payment of approximately $228 million (subject to currency exchange rates) of tax, penalties and interest related to the notes, and would preclude Monsanto do Brasil from using a net operating loss carryforward of approximately $1 billion (subject to currency exchange rates). The issuance of the notes was properly registered with the Central Bank of Brazil and we believe that there is no basis in law for this tax assessment. On Dec. 29, 2005, Monsanto do Brasil filed an appeal of this assessment with the Federal Revenue Service. On Oct. 28, 2008, the company received a partially favorable decision issued by the first level of Administrative Court. The Court reduced the assessed penalty from 150% to 75%, respectively, from $80 million to $40 million (each subject to currency exchange rates) and maintained the tax and interest. On Nov. 26, 2008, we filed an appeal before the second level of Administrative Court with regard to the adverse portion of the decision by the first level of Administrative Court. The Federal Revenue Service also appealed the portion of the decision favorable to Monsanto do Brasil. The company continues to believe that there is no basis in law for this tax assessment. Under the terms of a tax sharing agreement concluded with Pharmacia at the time of our separation from Pharmacia, Pharmacia would be responsible for a portion of any liability incurred by virtue of the tax assessment. As noted, certain dollar amounts have been calculated based on an exchange rate of 1.7 Brazilian reais per U.S. dollar, and will fluctuate with exchange rates in the future.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

Executive Officers

See Part III — Item 10 of this Report on Form 10-K for information about our Executive Officers.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Monsanto's common stock is traded principally on the New York Stock Exchange, under the symbol MON. The number of shareowners of record as of Oct. 22, 2009, was 42,619.

On June 27, 2006, the board of directors approved a two-for-one split of the company's common shares. The additional shares resulting from the stock split were paid on July 28, 2006, to shareowners of record on July 7, 2006. All share and per share information herein reflects this stock split.

The original dividend rate adopted by the board of directors following the initial public offering (IPO) in October 2000 was $0.06. The board of directors increased the company's quarterly dividend rate in April 2003 to $0.065, in May 2004 to $0.0725, in December 2004 to $0.085, in December 2005 to $0.10, in December 2006 to $0.125, in August 2007 to $0.175, in June 2008 to $0.24, and in January 2009 to $0.265.

The following table sets forth dividend declarations, as well as the high and low sales prices for Monsanto's common stock, for the fiscal year 2009 and 2008 quarters indicated.

Dividends per Share	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal Year
2009	**$ —**	**$ 0.51**[(1)]	**$ —**	**$ 0.53**[(1)]	**$ 1.04**
2008	$ —	$ 0.35[(2)]	$ —	$ 0.48[(2)]	$ 0.83

Common Stock Price		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal Year
2009	**High**	**$121.32**	**$ 87.32**	**$ 93.35**	**$ 87.40**	**$121.32**
	Low	**63.47**	**65.60**	**69.62**	**70.08**	**63.47**
2008	High	$100.25	$129.28	$132.36	$145.80	$145.80
	Low	69.22	93.22	90.50	103.50	69.22

(1) During the period from Dec. 1, 2008, through Feb. 28, 2009, Monsanto declared two dividends, $0.24 per share on Dec. 8, 2008, and $0.265 per share on Jan. 14, 2009. During the period from June 1, 2009, through Aug. 31, 2009, Monsanto declared two dividends, $0.265 per share on June 9, 2009, and $0.265 per share on Aug. 5, 2009.

(2) During the period from Dec. 1, 2007, through Feb. 29, 2008, Monsanto declared two dividends, $0.175 per share on Dec. 11, 2007, and $0.175 per share on Jan. 16, 2008. During the period from June 1, 2008, through Aug. 31, 2008, Monsanto declared two dividends, $0.24 per share on June 18, 2008, and $0.24 per share on Aug. 6, 2008.

Issuer Purchases of Equity Securities

The following table summarizes purchases of equity securities during the fourth quarter of fiscal year 2009 by Monsanto and affiliated purchasers, pursuant to SEC rules.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share[1]	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
June 2009:				
June 1, 2009, through June 30, 2009	**832,750**	**$76.67**	**832,750**	**$555,507,791**
July 2009:				
July 1, 2009, through July 31, 2009	**150,350**	**$78.49**	**150,350**	**$543,706,485**
August 2009:				
Aug. 1, 2009, through Aug. 31, 2009	**150,175**	**$83.12**	**150,175**	**$531,224,507**
Total	**1,133,275**	**$77.77**	**1,133,275**	**$531,224,507**

[1] The average price paid per share is calculated on a settlement basis and excludes commission.

In October 2005, the board of directors authorized the purchase of up to $800 million of the company's common stock over a four-year period. In April 2008, the board of directors authorized a new repurchase program of up to an additional $800 million of the company's common stock over a three-year period. This repurchase program commenced Dec. 23, 2008, and will expire on Dec. 23, 2011. There were no other publicly announced plans outstanding as of Aug. 31, 2009.

Stock Price Performance Graph

The graph below compares the performance of Monsanto's common stock with the performance of the Standard & Poor's 500 Stock Index (a broad-based market index) and a peer group index over a 60-month period extending through the end of the 2009 fiscal year. The graph assumes that $100 was invested on Sept. 1, 2004, in our common stock, in the Standard & Poor's 500 Stock Index and the peer group index, and that all dividends were reinvested.

Because we are involved both in the agricultural products business and in the seeds and genomics business, no published peer group accurately mirrors our portfolio of businesses. Accordingly, we created a peer group index that includes Bayer AG ADR, Dow Chemical Company, DuPont (E.I.) de Nemours and Company, BASF AG and Syngenta AG. The Standard & Poor's 500 Stock Index and the peer group index are included for comparative purposes only. They do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the stock involved, and they are not intended to forecast or be indicative of possible future performance of our common stock.


Comparison of Cumulative Five Year Total Return
$700
$600
$500
$400
$300
$200
$100
$0
8/31/04
8/31/05
8/31/06
8/31/07
8/31/08
8/31/09
MONSANTO CO
S&P 500 INDEX
PEER GROUP

	08/31/04	08/31/05	08/31/06	08/31/07	08/31/08	08/31/09
MONSANTO COMPANY	100	176.52	264.93	392.81	647.98	481.72
S&P 500 INDEX	100	112.56	122.55	141.10	125.38	102.50
PEER GROUP	100	115.15	131.48	186.90	183.42	151.91

In accordance with the rules of the SEC, the information contained in the Stock Price Performance Graph on this page shall not be deemed to be "soliciting material," or to be "filed" with the SEC or subject to the SEC's Regulation 14A, or to the liabilities of Section 18 of the Exchange Act, except to the extent that Monsanto specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act, or the Exchange Act.

ITEM 6. SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA

(Dollars in millions, except per share amounts)	Year Ended Aug. 31, 2009	2008	2007	2006	2005
Operating Results:					
Net sales[1]	**$11,724**	$11,365	$8,349	$7,065	$6,085
Income from operations	**3,103**	2,721	1,409	1,139	746
Income from continuing operations	**2,098**	2,007	913	671	173
Income on discontinued operations[2]	**11**	17	80	24	82
Cumulative effect of a change in accounting principle, net of tax benefit[3]	**—**	—	—	(6)	—
Net income	**2,109**	2,024	993	689	255
Basic Earnings (Loss) per Share[4]:					
Income from continuing operations	**$ 3.84**	$ 3.66	$ 1.68	$ 1.24	$ 0.32
Income on discontinued operations[2]	**0.02**	0.03	0.15	0.05	0.16
Cumulative effect of accounting change[3]	**—**	—	—	(0.01)	—
Net income	**3.86**	3.69	1.83	1.28	0.48
Diluted Earnings (Loss) per Share[4]:					
Income from continuing operations	**$ 3.78**	$ 3.59	$ 1.65	$ 1.22	$ 0.32
Income on discontinued operations[2]	**0.02**	0.03	0.14	0.04	0.15
Cumulative effect of accounting change[3]	**—**	—	—	(0.01)	—
Net income	**3.80**	3.62	1.79	1.25	0.47
Financial Position at end of Period:					
Total assets	**$17,877**	$17,991	$12,983	$11,728	$10,579
Working capital[5]	**4,127**	3,170	2,009	3,182	2,485
Current ratio[5]	**2.10:1**	1.71:1	1.65:1	2.40:1	2.15:1
Long-term debt	**1,724**	1,792	1,150	1,639	1,458
Debt-to-capital ratio[6]	**15%**	16%	16%	20%	22%
Other Data[4]:					
Dividends per share	**$ 1.04**	$ 0.83	$ 0.55	$ 0.40	$ 0.34
Stock price per share:					
High	**$121.32**	$145.80	$ 70.88	$ 47.58	$ 34.62
Low	**$ 63.47**	$ 69.22	$ 42.75	$ 27.80	$ 17.08
End of period	**$ 83.88**	$114.25	$ 69.74	$ 47.44	$ 31.92
Basic shares outstanding	**546.5**	548.1	544.1	540.0	533.6
Diluted shares outstanding	**555.2**	559.3	555.0	551.6	545.3

See Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — for information regarding the factors that have affected or may affect the comparability of our business results.

[1] In 2005, Monsanto acquired Channel Bio Corp., and the North American canola seed businesses of Advanta Seeds. Also, in 2005, Monsanto completed three acquisitions: Seminis, Inc., Stoneville, and NC+ Hybrids Inc. In 2006 and 2007, American Seeds acquired several regional seed companies. In 2007, Monsanto acquired Delta and Pine Land Company (DPL) and divested the Stoneville® and NexGen® cotton seed brands and related business assets. In 2008, Monsanto acquired De Ruiter, Cristiani, and Agroeste and entered into an agreement to divest the Dairy business. In 2009, Monsanto acquired Aly Participacoes Ltda. and WestBred, LLC and divested the Dairy business. See Note 4 — Business Combinations for further details of these acquisitions and Note 29 — Discontinued Operations for further details of these divestitures.

[2] In 2005, Monsanto sold substantially all of the environmental technologies businesses. In 2006, Monsanto recorded an additional write-down of $3 million aftertax related to the remaining assets associated with the environmental technologies businesses. In 2007, we sold the Stoneville and NexGen businesses as part of the U.S. Department of Justice (DOJ) approval for the acquisition of DPL. In 2008, we entered into an agreement to sell the Dairy business. Accordingly, these businesses have been presented as discontinued operations in the Statements of Consolidated Operations for all periods presented above. See Note 29 — Discontinued Operations for further details of these completed dispositions.

[3] In 2006, Monsanto adopted Financial Accounting Standards Board (FASB) Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143*. In connection with the adoption of this new accounting guidance, Monsanto recorded a cumulative effect of accounting change of $6 million aftertax.

[4] For all periods presented, the share and per share amounts (including stock price) reflect the effect of the two-for-one stock split (in the form of a 100 percent stock dividend) that was completed on July 28, 2006.

[5] Working capital is total current assets less total current liabilities; current ratio represents total current assets divided by total current liabilities.

[6] Debt-to-capital ratio is the sum of short-term and long-term debt, divided by the sum of short-term and long-term debt and shareowners' equity.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Background

Monsanto Company, along with its subsidiaries, is a leading global provider of agricultural products for farmers. Our seeds, biotechnology trait products, and herbicides provide farmers, with solutions that improve productivity, reduce the costs of farming, and produce better foods for consumers and better feed for animals.

We manage our business in two segments: Seeds and Genomics and Agricultural Productivity. Through our Seeds and Genomics segment, we produce leading seed brands, including *DEKALB, Asgrow, Deltapine, Seminis* and *De Ruiter,* and we develop biotechnology traits that assist farmers in controlling insects and weeds. We also provide other seed companies with genetic material and biotechnology traits for their seed brands. Through our Agricultural Productivity segment, we manufacture *Roundup* brand herbicides and other herbicides and provide lawn-and-garden herbicide products for the residential market. Approximately 45 percent of our total company sales, 36 percent of our Seeds and Genomics segment sales, and 60 percent of our Agricultural Productivity segment sales originated from our legal entities outside the United States during fiscal year 2009.

In the fourth quarter of 2008, we entered into an agreement to divest the animal agricultural products business (the Dairy business). This transaction was consummated on Oct. 1, 2008. In the fourth quarter of 2007, we sold our U.S. Stoneville® and NexGen® cotton seed brands and related business assets (divested cotton businesses) as part of the U.S. Department of Justice (DOJ) approval for the acquisition of Delta and Pine Land Company (DPL). As a result, financial data for these businesses have been presented as discontinued operations as outlined below. The financial statements have been prepared in compliance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144). Accordingly, for all periods presented herein, the Statements of Consolidated Operations and Consolidated Financial Position have been conformed to this presentation. The Dairy business was previously reported as part of the Agricultural Productivity segment. The divested cotton businesses were previously reported as part of the Seeds and Genomics segment. See Note 29 — Discontinued Operations — for further details.

This MD&A should be read in conjunction with Monsanto's consolidated financial statements and the accompanying notes. The notes to the consolidated financial statements referred to throughout this MD&A are included in Part II — Item 8 — Financial Statements and Supplementary Data — of this Report on Form 10-K. Unless otherwise indicated, "earnings (loss) per share" and "per share" mean diluted earnings (loss) per share. Unless otherwise noted, all amounts and analyses are based on continuing operations.

Non-GAAP Financial Measures

MD&A includes financial information prepared in accordance with U.S. generally accepted accounting principles (GAAP), as well as two other financial measures, EBIT and free cash flow, that are considered "non-GAAP financial measures." Generally, a non-GAAP financial measure is a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. The presentation of EBIT and free cash flow information is intended to supplement investors' understanding of our operating performance and liquidity. Our EBIT and free cash flow measures may not be comparable to other companies' EBIT and free cash flow measures. Furthermore, these measures are not intended to replace net income (loss), cash flows, financial position, or comprehensive income (loss), as determined in accordance with U.S. GAAP.

EBIT is defined as earnings (loss) before interest and taxes. Earnings (loss) is intended to mean net income (loss) as presented in the Statements of Consolidated Operations under GAAP. EBIT is the primary operating performance measure for our two business segments. We believe that EBIT is useful to investors and management to demonstrate the operational profitability of our segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures used by Monsanto management to determine resource allocations within the company. See Note 26 — Segment and Geographic Data — for a reconciliation of EBIT to net income (loss) for fiscal years 2009, 2008 and 2007.

We also provide information regarding free cash flow, an important liquidity measure for Monsanto. We define free cash flow as the total of net cash provided or required by operating activities and net cash provided or required by investing activities. We believe that free cash flow is useful to investors and management as a measure of the ability of our business to generate cash. This cash can be used to meet business needs and obligations, to reinvest in the company for future growth, or to return to our shareowners through dividend payments or share repurchases. Free cash flow is also used by management as one of the performance measures in determining incentive compensation. See the "Financial Condition, Liquidity, and Capital Resources — Cash Flow" section of MD&A for a reconciliation of free cash flow to net cash provided by operating activities and net cash required by investing activities on the Statements of Consolidated Cash Flows.

Executive Summary

Discontinued Operations — As discussed in Note 29 — Discontinued Operations, we recorded income of discontinued operations of $11 million aftertax in 2009, related to the gain on the sale of the Dairy business. We entered into an agreement to divest our Dairy business in 2008. The income on discontinued operations of $17 million aftertax, or $0.03 per share, in 2008 relates only to the Dairy business. In conjunction with the DOJ consent decree, we sold our cotton businesses for $317 million during fourth quarter 2007. We recorded income of discontinued operations of $80 million aftertax, or $0.14 per share in 2007, primarily related to the gain on the sale of the divested cotton businesses which were part of the Seeds and Genomics segment.

Consolidated Operating Results — Net sales in 2009 increased $359 million from 2008. This improvement was primarily a result of increased sales of corn and soybean seed and traits in the United States combined with higher sales of *Roundup* and other glyphosate-based herbicides in Brazil. Net income in 2009 was $3.80 per share, compared with $3.62 per share in 2008.

The following non-recurring factors affected the two-year comparison:

2009:

- We recorded a restructuring charge of $406 million in fourth quarter 2009 which was recorded in restructuring charges for $361 million and cost of goods sold for $45 million in the Statement of Consolidated Operations. See Note 5 — Restructuring — for further discussion.

2008:

- We recorded an after-tax gain of $130 million ($210 million pretax), or $0.23 per share (Solutia-related gain), associated with the settlement of our claim on Feb. 28, 2008, in connection with Solutia's emergence from bankruptcy. See Note 27 — Other Income and Expense and Solutia-Related Items — for further discussion.

Financial Condition, Liquidity, and Capital Resources — In 2009, net cash provided by operating activities was $2,236 million, compared with $2,799 million in 2008. Net cash required by investing activities was $723 million in 2009, compared with $2,027 million in 2008. As a result, our free cash flow, as defined in the "Overview — Non-GAAP Financial Measures" section of MD&A, was a source of cash of $1,513 million in 2009, compared with $772 million in 2008. We used cash of $329 million in 2009 for acquisitions of businesses, compared with $1,007 million in 2008. For a more detailed discussion of the factors affecting the free cash flow comparison, see the "Cash Flow" section of the "Financial Condition, Liquidity, and Capital Resources" section in this MD&A.

Outlook — We plan to continue to improve our products in order to maintain market leadership and to support near-term performance. We are focused on applying innovation and technology to make our farmer customers more productive and profitable by protecting yields and improving the ways they can produce food, fiber and feed. We use the tools of modern biology to make seeds easier to grow, to allow farmers to do more with fewer resources, and to produce healthier foods for consumers. Our current research and development (R&D) strategy and commercial priorities are focused on bringing our farmer customers second-generation traits, on delivering multiple solutions in one seed ("stacking"), and on developing new pipeline products. Our capabilities in biotechnology and breeding research are generating a rich product pipeline that is expected to drive long-term growth. The viability of our product pipeline depends in part on the speed of regulatory approvals globally, and on continued patent and legal rights to offer our products.

We plan to improve and to grow our vegetable seeds business. We have applied our molecular breeding and marker capabilities to our library of vegetable germplasm. In the future, we will continue to focus on accelerating the potential growth of this new business and executing our business plans.

Roundup herbicides remain the largest crop protection brand globally. The previous two-year period has seen increasing demand in the glyphosate market in a time of tight supply, causing a period of higher prices. More recently the significant supply of lower priced generics has caused increased competitive pressure in the market and an anticipated decline in the business. We are focused on managing the costs associated with our agricultural chemistry business as that sector matures globally.

See the "Outlook" section of MD&A for a more detailed discussion of some of the opportunities and risks we have identified for our business. For additional information related to the outlook for Monsanto, see "Caution Regarding Forward-Looking Statements" above and Part I — Item 1A — Risk Factors of this Form 10-K.

RESULTS OF OPERATIONS

	Year Ended Aug. 31,			Change	
(Dollars in millions, except per share amounts)	**2009**	2008	2007	**2009 vs. 2008**	2008 vs. 2007
Net Sales	**$11,724**	$11,365	$8,349	**3%**	36%
Gross Profit	**6,762**	6,177	4,230	**9%**	46%
Operating Expenses:					
Selling, general and administrative expenses	**2,037**	2,312	1,858	**(12)%**	24%
Research and development expenses	**1,098**	980	770	**12%**	27%
Acquired in-process research and development	**163**	164	193	**(1)%**	(15)%
Restructuring charges	**361**	—	—	**NM**	NM
Total Operating Expenses	**3,659**	3,456	2,821	**6%**	23%
Income from Operations	**3,103**	2,721	1,409	**14%**	93%
Interest expense	**129**	110	136	**17%**	(19)%
Interest income	**(71)**	(132)	(120)	**(46)%**	10%
Solutia-related (income) expense, net	**—**	(187)	40	**NM**	NM
Other expense, net	**78**	4	25	**NM**	(84)%
Income from Continuing Operations Before Income Taxes and Minority Interest	**2,967**	2,926	1,328	**1%**	120%
Income tax provision	**845**	899	403	**(6)%**	123%
Minority interest expense	**24**	20	12	**20%**	67%
Income from Continuing Operations	**2,098**	2,007	913	**5%**	120%
Discontinued Operations:					
Income from operations of discontinued businesses	**19**	20	52	**(5)%**	(62)%
Income tax provision (benefit)	**8**	3	(28)	**NM**	NM
Income on Discontinued Operations	**11**	17	80	**(35)%**	(79)%
Net Income	**$ 2,109**	$ 2,024	$ 993	**4%**	104%
Diluted Earnings per Share:					
Income from continuing operations	**$ 3.78**	$ 3.59	$ 1.65	**5%**	118%
Income on discontinued operations	**0.02**	0.03	0.14	**(33)%**	(79)%
Net Income	**$ 3.80**	$ 3.62	$ 1.79	**5%**	102%

NM = Not Meaningful

Effective Tax Rate (continuing operations)	**28%**	31%	30%
Comparison as a Percent of Net Sales:			
Gross profit	**58%**	54%	51%
Selling, general and administrative expenses	**17%**	20%	22%
Research and development expenses (excluding acquired IPR&D)	**9%**	9%	9%
Total operating expenses	**31%**	30%	34%
Income from continuing operations before income taxes and minority interest expense	**25%**	26%	16%
Net income	**18%**	18%	12%

Overview of Financial Performance (2009 compared with 2008)

The following section discusses the significant components of our results of operations that affected the comparison of fiscal year 2009 with fiscal year 2008.

Net sales increased 3 percent in 2009 from 2008. Our Seeds and Genomics segment net sales improved 15 percent, and our Agricultural Productivity segment net sales declined 11 percent. The following table presents the percentage changes in 2009 worldwide net sales by segment compared with net sales in 2008, including the effect that volume, price, currency and acquisitions had on these percentage changes:

	2009 Percentage Change in Net Sales vs. 2008					
	Volume	Price	Currency	Subtotal	Impact of Acquisitions[1]	Net Change
Seeds and Genomics Segment	(1)%	19%	(5)%	13%	2%	15%
Agricultural Productivity Segment	(24)%	17%	(4)%	(11)%	—	(11)%
Total Monsanto Company	(11)%	17%	(4)%	2%	1%	3%

[1] See Note 4 — Business Combinations — and "Financial Condition, Liquidity, and Capital Resources" in MD&A for details of our acquisitions in fiscal years 2009 and 2008. In this presentation, acquisitions are segregated for one year from the acquisition date.

For a more detailed discussion of the factors affecting the net sales comparison, see the "Seeds and Genomics Segment" and the "Agricultural Productivity Segment" sections.

Gross profit increased 9 percent, or $585 million. Total company gross profit as a percent of net sales increased 4 percentage points to 58 percent in 2009, driven by increases in average net selling prices of corn and soybean seed and traits and *Roundup* and other glyphosate-based herbicides. Gross profit as a percent of net sales for the Seeds and Genomics segment increased 1 percentage point to 62 percent in the 12-month comparison. Gross profit as a percent of net sales for the Agricultural Productivity segment increased 5 percentage points to 51 percent in the 12-month comparison. See the "Seeds and Genomics Segment" and "Agricultural Productivity Segment" sections of MD&A for details.

Operating expenses increased 6 percent, or $203 million, in 2009 from 2008, primarily because of the $361 million pre-tax restructuring charge in 2009. Selling, general and administrative (SG&A) expenses decreased 12 percent primarily because of lower spending for marketing, administrative functions and incentives. R&D expenses increased 12 percent due to an increase in our investment in our product pipeline. As a percent of net sales, SG&A expenses decreased 3 points to 17 percent of net sales, and R&D expenses remained at 9 percent of net sales in 2009.

Interest expense increased 17 percent, or $19 million, in fiscal year 2009 from 2008. The increased expense was primarily due to higher long-term debt interest expense due to the $550 million of debt issued in third quarter 2008.

Interest income decreased 46 percent, or $61 million, in 2009 because of lower average cash balances primarily in Brazil and lower interest rates.

We recorded **Solutia-related income** of $187 million in 2008. We recorded a gain of $210 million pretax (Solutia-related gain), associated with the settlement of our claim on Feb. 28, 2008, in connection with Solutia's emergence from bankruptcy. Since Solutia has emerged from bankruptcy, any related expenses for these assumed liabilities are now included within operating expenses.

Other expense — net increased $74 million, to $78 million in 2009. The increase is primarily due to hedging losses partially offset by foreign currency gains.

Income tax provision for 2009 decreased to $845 million, a decrease of $54 million from 2008. The effective tax rate on continuing operations was 28 percent, a decrease of 3 percentage points from fiscal year 2008. This difference was primarily the result of the following items:

- Benefits totaling $168 million were recorded in 2009 relating to several discrete tax adjustments. The majority of these items was the result of the resolution of several domestic and ex-U.S. tax audits and other tax matters in addition to the retroactive extension of the R&D credit that was enacted on Oct. 3, 2008, as part of the Emergency Economic Stabilization Act of 2008.
- The effective rate for 2008 was affected by our Solutia-related gain of $210 million pretax for which taxes were provided at a higher U.S.-based rate, a tax benefit of $43 million for the reversal of our remaining net operating loss valuation allowance in Argentina and additional tax expense for a transfer pricing item.

Without these items, our effective tax rate for 2009 would have been higher than the 2008 rate, primarily driven by a shift in our earnings mix to higher tax-rate jurisdictions.

The factors noted above explain the change in income from continuing operations. In 2009, we recorded **income on discontinued operations** of $11 million compared to $17 million in 2008 due to the gain recorded on the sale of the Dairy business. In 2008, the $17 million related to income from operations of the Dairy business.

Overview of Financial Performance (2008 compared with 2007)

The following section discusses the significant components of our results of operations that affected the comparison of fiscal year 2008 with fiscal year 2007.

Net sales increased 36 percent in 2008 from 2007. Our Seeds and Genomics segment net sales improved 28 percent, and our Agricultural Productivity segment net sales improved 48 percent. The following table presents the percentage changes in 2008 worldwide net sales by segment compared with net sales in 2007, including the effect that volume, price, currency and acquisitions had on these percentage changes:

	2008 Percentage Change in Net Sales vs. 2007					
	Volume	Price	Currency	Subtotal	Impact of Acquisitions[(1)]	Net Change
Seeds and Genomics Segment	10%	9%	3%	22%	6%	28%
Agricultural Productivity Segment	5%	35%	8%	48%	—	48%
Total Monsanto Company	8%	20%	5%	33%	3%	36%

(1) See Note 4 — Business Combinations — and "Financial Condition, Liquidity, and Capital Resources" in MD&A for details of our acquisitions in fiscal years 2008 and 2007. In this presentation, acquisitions are segregated for one year from the acquisition date.

For a more detailed discussion of the factors affecting the net sales comparison, see the "Seeds and Genomics Segment" and the "Agricultural Productivity Segment" sections.

Gross profit increased 46 percent, or $1,947 million. Total company gross profit as a percent of net sales increased 3 percentage points to 54 percent in 2008, driven by the increase in *Roundup* and other glyphosate-based herbicides average net selling prices. Gross profit as a percent of sales for the Seeds and Genomics segment remained at 61 percent. Gross profit as a percent of sales for the Agricultural Productivity segment increased 10 percentage points to 46 percent in the 12-month comparison. See the "Seeds and Genomics Segment" and "Agricultural Productivity Segment" sections of MD&A for details.

Operating expenses increased 23 percent, or $635 million, in 2008 from 2007. Selling, general and administrative (SG&A) expenses increased 24 percent, and R&D expenses increased 27 percent, primarily because of the Seeds and Genomics business growth and acquisitions coupled with the increase in our investment in our product pipeline. In addition, we incurred higher incentive compensation expense and charitable and business donations in 2008. As a percent of net sales, SG&A expenses decreased 2 points to 20 percent, and R&D expenses remained at 9 percent of sales in 2008.

Interest expense decreased 19 percent, or $26 million, in fiscal year 2008 from 2007. The decreased expense was primarily due to lower average commercial paper borrowings outstanding during 2008.

Interest income increased 10 percent, or $12 million, in 2008 because of higher average cash balances.

We recorded **Solutia-related income** of $187 million in 2008 and $40 million of expense in 2007. This improvement was a result of our Solutia-related gain as described in Note 27 — Other Income and Expense and Solutia-Related Items.

Income tax provision for 2008 increased to $899 million, an increase of $496 million over 2007 primarily as a result of the growth in pre-tax income from continuing operations. The effective tax rate on continuing operations was 31 percent, an increase of 1 percentage point from fiscal year 2007. This difference was primarily the result of the following items:

- The effective tax rate for 2008 was affected by our Solutia-related gain for which taxes were provided at a higher U.S.-based rate, a tax benefit of $43 million for the reversal of our remaining net operating loss valuation allowance in Argentina and additional tax expense for a transfer pricing item. We also recorded a tax benefit of $33 million in 2007 for the reversal of a portion of our valuation allowance in Argentina.
- Nondeductible acquired IPR&D charges of $164 million and $193 million were recorded in 2008 and 2007, respectively.
- A tax benefit of $79 million was recorded in 2007 for several discrete tax adjustments. The majority of this benefit is the result of audit settlements, including the conclusion of an Internal Revenue Service (IRS) audit for tax years 2003 and 2004, an ex-U.S. audit, and the resolution of various state income tax matters and, to a lesser extent, a benefit related to the retroactive extension of the R&D tax credit that was enacted as part of the Tax Relief and Health Care Act of 2006 on Dec. 20, 2006.

Without these items, our effective tax rate for 2008 would have been lower than the 2007 rate, primarily driven by a shift in our earnings mix to lower tax-rate jurisdictions.

The factors noted above explain the change in income from continuing operations. In 2008, we recorded **income on discontinued operations** of $17 million compared to $80 million in 2007 related to operations of the Dairy business. As discussed in Note 29 — Discontinued Operations, we realized a pre-tax gain of $46 million, and a tax benefit of $27 million, in 2007 related to the sale of the cotton business.

SEEDS AND GENOMICS SEGMENT

(Dollars in millions)	Year Ended Aug. 31, 2009	2008	2007	Change 2009 vs. 2008	2008 vs. 2007
Net Sales					
Corn seed and traits	**$4,113**	$3,542	$2,807	**16%**	26%
Soybean seed and traits	**1,448**	1,174	901	**23%**	30%
Cotton seed and traits	**466**	450	319	**4%**	41%
Vegetable seeds	**808**	744	612	**9%**	22%
All other crops seeds and traits	**462**	459	325	**1%**	41%
Total Net Sales	**$7,297**	$6,369	$4,964	**15%**	28%
Gross Profit					
Corn seed and traits	**$2,606**	$2,174	$1,721	**20%**	26%
Soybean seed and traits	**871**	725	588	**20%**	23%
Cotton seed and traits	**344**	313	267	**10%**	17%
Vegetable seeds	**416**	394	267	**6%**	48%
All other crops seeds and traits	**267**	251	171	**6%**	47%
Total Gross Profit	**$4,504**	$3,857	$3,014	**17%**	28%
EBIT[(1)]	**$1,655**	$1,200	$ 905	**38%**	33%

[(1)] EBIT is defined as earnings (loss) before interest and taxes. Interest and taxes are recorded on a total company basis. We do not record these items at the segment level. See Note 26 — Segment and Geographic Data and the "Overview — Non-GAAP Financial Measures" section of MD&A for further details.

Seeds and Genomics Financial Performance for Fiscal Year 2009

Net sales of corn seed and traits increased 16 percent, or $571 million, in the 12-month comparison. In 2009, our U.S. corn seed and traits sales improved because of increased average net selling price and a demand shift to higher margin triple trait corn products, compared with 2008.

Soybean seed and traits net sales increased 23 percent, or $274 million, in 2009. This sales increase was driven by an increase in sales volume of U.S. soybean seed and traits driven by an increase in soybean acres and stronger customer demand in the United States. Also, soybean seed and traits revenues increased in the United States because of higher average net selling prices.

In 2009, vegetable seeds net sales increased 9 percent, or $64 million, in the 12-month comparison because of the De Ruiter acquisition in June 2008 and higher average net selling prices. These increases were partially offset by unfavorable foreign currency translation rate of the European euro vs. the U.S. dollar.

Gross profit increased 17 percent for this segment due to increased net sales. Gross profit as a percent of sales for this segment increased 1 percentage point to 62 percent in 2009. This improvement was primarily driven by increased prices in U.S. corn seed and traits, U.S. soybean seed and traits and a demand shift to higher margin triple trait corn products. These positive factors were partially offset by higher costs in the United States resulting from higher commodity prices paid for our seed production.

EBIT for the Seeds and Genomics segment increased $455 million to $1,655 million in 2009. In the 12-month comparison, incremental SG&A and R&D expenses related to the growth of the business and the 2009 acquisitions partially offset the gross profit improvement from higher net sales across all crops. Further, restructuring charges incurred of $292 million reduced EBIT in fourth quarter 2009. For further information see Note 5 — Restructuring.

Seeds and Genomics Financial Performance for Fiscal Year 2008

Net sales of corn seed and traits increased 26 percent, or $735 million, in the 12-month comparison. In 2008, our U.S. corn seed and traits sales improved because of increased sales of U.S. corn seed and traits, increased trait penetration, growth in stacked traits, stronger customer demand and higher average selling prices, compared with 2007. Net sales of corn seed and traits also improved because of growth in corn seed sales volume in Brazil, Argentina and Mexico related to stronger customer demand. Net sales of corn seed in Brazil also improved because of revenues from a recently acquired subsidiary which was not part of the company's operations during 2007 and the favorable foreign currency translation of the Brazilian real. Further, net sales of corn seed and traits increased in the Europe-Africa region in the 12-month comparison because of higher average selling prices and the favorable foreign currency translation rate of the European euro.

Soybean seed and traits net sales increased 30 percent, or $273 million, in 2008. This sales increase was driven by an increase in sales volume of U.S. soybean seed and traits driven by an increase in soybean acres and stronger customer demand in the United States. Also, soybean seed and traits revenues increased in the United States because of higher average net selling prices and in Brazil due to higher commodity prices.

Cotton seed and traits net sales increased 41 percent, or $131 million, in 2008. This increase was primarily driven by incremental sales from the DPL acquisition. Further, cotton trait sales increased in India primarily due to higher trait penetration. These increases in cotton seed and traits revenue were partially offset by the decrease in cotton trait sales volume resulting from fewer U.S. cotton acres in 2008 than in 2007.

In 2008, vegetable seeds net sales increased 22 percent, or $132 million, in the 12-month comparison because of the favorable foreign currency translation rate of the European euro, the De Ruiter acquisition and higher average net selling prices.

All other crops seeds and traits net sales increased 41 percent, or $134 million, in 2008, primarily because of improved sales of canola seed and traits, sugarbeet traits, sunflower seeds and sorghum seeds. Sales volume of canola seed and traits improved because of an increase in canola acres in Europe and Canada. Sugarbeet trait volume increased because this product was launched in the United States during 2008. Other crops seeds and traits net sales increased because of favorable foreign currency translation rates, higher prices and improved volumes.

Gross profit increased 28 percent for this segment due to increased net sales. Gross profit as a percent of sales for this segment remained at 61 percent. The gross profit percentage declined in soybean seed and traits and cotton seed and traits, but were offset by vegetable seeds. Soybean seed and traits gross profit percentage decreased in 2008 because of the unfavorable impact of higher soybean commodity prices on our cost of production. Cotton seed and traits gross profit percentage declined because of an increase in lower-margin cotton seed sales as a percentage of total cotton seed and traits sales. Vegetable seeds gross profit percentage increased primarily because write-downs of inventory experienced in 2007 were not repeated.

EBIT for the Seeds and Genomics segment increased $295 million to $1,200 million in 2008. In the 12-month comparison, incremental SG&A and R&D expenses related to the growth of the business and the 2008 acquisitions partially offset the gross profit improvement from higher net sales across all crops.

AGRICULTURAL PRODUCTIVITY SEGMENT

	Year Ended Aug. 31,			Change	
(Dollars in millions)	**2009**	2008	2007	**2009 vs. 2008**	2008 vs. 2007
Net Sales					
Roundup and other glyphosate-based herbicides	**$3,527**	$4,094	$2,568	**(14)%**	59%
All other agricultural productivity products	**900**	902	817	—	10%
Total Net Sales	**$4,427**	$4,996	$3,385	**(11)%**	48%
Gross Profit					
Roundup and other glyphosate-based herbicides	**$1,836**	$1,976	$ 854	**(7)%**	131%
All other agricultural productivity products	**422**	344	362	**23%**	(5%)
Total Gross Profit	**$2,258**	$2,320	$1,216	**(3)%**	91%
EBIT[1]	**$1,352**	$1,691	$ 470	**(20)%**	260%

[1] EBIT is defined as earnings (loss) before interest and taxes. Interest and taxes are recorded on a total company basis. We do not record these items at the segment level. See Note 26 — Segment and Geographic Data and the "Overview — Non-GAAP Financial Measures" section of MD&A for further details.

Agricultural Productivity Financial Performance for Fiscal Year 2009

Net sales of *Roundup* and other glyphosate-based herbicides decreased 14 percent, or $567 million, in 2009. In the 12-month comparison, sales of *Roundup* and other glyphosate-based herbicides increased primarily in Brazil and Canada. The average net selling price increased in most regions. Offsetting these increases, global sales volumes of *Roundup* and other glyphosate-based herbicides decreased 29 percent in 2009 from 2008.

Sales volumes of *Roundup* and other glyphosate-based herbicides increased in Brazil primarily in the first quarter of the fiscal year as the herbicide market increased with improved farmer liquidity resulting from higher soybean commodity prices and the increase in acres planted for *Roundup Ready* soybeans and sugarcane in 2009 over 2008.

Sales of *Roundup* and other glyphosate-based herbicides declined in the United States and other world areas except as mentioned above because demand fell due to the increased price of our product and shift to generic competition.

Gross profit as a percent of sales increased 5 percentage points for the Agricultural Productivity segment to 51 percent in 2009. This improvement was primarily because of an increase in the average net selling prices of *Roundup* and other glyphosate-based herbicides.

The sales decreases discussed in this section resulted in $62 million lower gross profit in 2009. EBIT for the Agricultural Productivity segment decreased $339 million, to $1,352 million in 2009. Contributing to this decrease was our Solutia-related gain of $210 million recorded in second quarter 2008. See further discussion at Note 27 — Other Income and Expense and Solutia-Related Items. Further, restructuring charges incurred of $114 million reduced EBIT in fourth quarter 2009. See Note 5 — Restructuring — for additional information.

Agricultural Productivity Financial Performance for Fiscal Year 2008

Net sales of *Roundup* and other glyphosate-based herbicides increased 59 percent, or $1,526 million, in 2008. In the 12-month comparison, sales of *Roundup* and other glyphosate-based herbicides increased globally as the average net selling price increased in all regions. Net sales of *Roundup* and other glyphosate-based herbicides also increased in Europe in 2008 because of the favorable foreign currency translation rate of the European euro. Global sales volumes of *Roundup* and other glyphosate-based herbicides increased 2 percent in 2008 from 2007.

Sales volumes of *Roundup* and other glyphosate-based herbicides increased in Brazil because of the improvement in the market for *Roundup* and other glyphosate-based herbicides in Brazil. Key contributors to the increase in the herbicide market were an improvement in farmer liquidity resulting from higher soybean commodity prices and the increase in acres planted for *Roundup Ready* soybeans and sugarcane in 2008 over 2007. Further, net sales of *Roundup* and other glyphosate-based herbicides increased in the 12-month comparison because of the favorable effect of the exchange rate of the Brazilian real and, to a lesser extent, because of higher average net selling prices.

Sales of *Roundup* and other glyphosate-based herbicides improved in the United States because of an increase in the net selling price as well as an increase in volume due to customer demand resulting from an increase in *Roundup Ready* corn acres.

Gross profit as a percent of sales increased 10 percentage points for the Agricultural Productivity segment to 46 percent in 2008. This improvement was primarily because of an increase in the average net selling prices of *Roundup* and other glyphosate-based herbicides.

The sales increases discussed in this section resulted in $1,104 million higher gross profit in 2008. EBIT for the Agricultural Productivity segment increased $1,221 million, to $1,691 million in 2008. Contributing to this increase was our Solutia-related gain recorded in second quarter 2008. See further discussion at Note 27 — Other Income and Expense and Solutia-Related Items.

RESTRUCTURING

Restructuring charges were recorded in the Statement of Consolidated Operations as follows:

(Dollars in millions)	Year Ended Aug. 31, 2009
Cost of Goods Sold[1]	$ (45)
Restructuring Charges[1]	(361)
Loss from Continuing Operations Before Income Taxes	(406)
Income Tax Benefit	116
Net Loss	$(290)

[1] The $45 million of restructuring charges recorded in cost of goods sold were split by segment as follows: $1 million in Agricultural Productivity and $44 million in Seeds and Genomics. The $361 million of restructuring charges were split by segment as follows: $113 million in Agricultural Productivity and $248 million in Seeds and Genomics.

On June 23, 2009, our Board of Directors approved a restructuring plan (2009 Restructuring Plan) to take future actions to reduce costs in light of the increased market supply environment for glyphosate. We created a separate division for our *Roundup* and other herbicides business, which is expected to better align spending and working capital needs. This action is designed to enable Monsanto to stabilize the *Roundup* business and allow it to deliver optimal gross profit and a sustainable level of operating cash in the coming years. We also announced that we will take steps to better align the resources of our global seeds and traits business. These actions include certain product and brand rationalization within our Vegetables business. On Sept. 9, 2009, we committed to take additional actions related to the previously announced restructuring plan.

The total restructuring costs are expected to be in the range of $550 million to $600 million and will be completed by the end of fiscal year 2010. The charges are comprised of approximately $225 million to $250 million in severance and related benefits, $200 million to $225 million of costs related to site closures and product rationalization and $125 million of contract termination costs. Payments related to the 2009 Restructuring Plan will be generated from cash from operations.

The following table displays the pretax charges of $406 million incurred by segment under the fiscal year 2009 restructuring plan for the year ended Aug. 31, 2009.

(Dollars in millions)	Seeds and Genomics	Agricultural Productivity	Total
Work Force Reductions	$175	$ 63	$238
Facility Closures / Exit Costs	3	47	50
Asset Impairments			
Property, plant and equipment	31	4	35
Inventory	24	—	24
Other intangible assets	59	—	59
Total 2009 Restructuring Charges	$292	$114	$406

Our written human resource policies are indicative of an ongoing benefit arrangement with respect to severance packages. Benefits paid pursuant to an ongoing benefit arrangement are specifically excluded from SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*, therefore severance charges incurred in connection with the fiscal year 2009 restructuring plan are accounted for when probable and estimable as required under SFAS 112, *Employer's Accounting for Postemployment Benefits*.

In fiscal year 2009, we recorded pretax restructuring charges of $238 million related to work force reductions. Within these overall work force reductions, charges of $103 million related to site closures and downsizing in the United States in sales and marketing, manufacturing, R&D and information technology. In addition to the charges in the United States, an additional $93 million in work force reductions were incurred in Europe relating to facility closures. Charges pertaining to the acceleration of stock-based compensation of $15 million were also recorded in fiscal year 2009. The remaining $27 million relates to work force reductions in other countries not previously mentioned.

Facility closures/exit costs of $50 million relate primarily to the termination of a chemical supply contract in the United States and the termination of chemical distributor contracts in Central America.

When the decision to commit to a restructuring plan requires an asset impairment review, Monsanto evaluates such impairment issues under the provisions of SFAS 144. Certain asset impairment charges were recorded in the fourth quarter of 2009 related to the decision to shut down facilities under the 2009 restructuring plan. These asset impairments of $118 million included $45 million recorded in cost of goods sold and the remainder in restructuring charges. Property, plant and equipment impairments of $35 million related to certain manufacturing and technology breeding facilities in the United States, Europe and Central America that will be closed in fiscal year 2010. As of Aug. 31, 2009, future cash flows for these facilities were insufficient to recover the net book value of the related long-lived assets. Accordingly, an impairment charge of $35 million was recorded against these assets in the fourth quarter 2009. Inventory impairments of $24 million were also recorded related to discontinued seed products in the United States and Europe. Other intangible impairments of $59 million related to the discontinuation of certain seed brands, which included $18 million related to the write-off of intellectual property for technology we elected to no longer pursue.

The actions related to this restructuring plan are expected to produce annual cost savings of $220 million to $250 million, primarily in cost of goods sold and SG&A. Approximately one-third of these savings will be recognized in fiscal year 2010, with the full benefit realized in 2011.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

Working Capital and Financial Condition

(Dollars in millions)	As of Aug. 31, 2009	2008
Cash and Cash Equivalents	**$ 1,956**	$ 1,613
Trade Receivables, Net	**1,556**	2,067
Inventory, Net	**2,934**	2,453
Other Current Assets[(1)]	**1,437**	1,476
Total Current Assets	**$ 7,883**	$ 7,609
Short-Term Debt	**$ 79**	$ 24
Accounts Payable	**676**	1,090
Accrued Liabilities[(2)]	**3,001**	3,325
Total Current Liabilities	**$ 3,756**	$ 4,439
Working Capital[(3)]	**$ 4,127**	$ 3,170
Current Ratio[(3)]	**2.10:1**	1.71:1

(1) Includes miscellaneous receivables, deferred tax assets, assets of discontinued operations and other current assets.

(2) Includes income taxes payable, accrued compensation and benefits, accrued marketing programs, deferred revenues, grower production accruals, dividends payable, customer payable, restructuring reserves, liabilities of discontinued operations and miscellaneous short-term accruals.

(3) Working capital is total current assets less total current liabilities; current ratio represents total current assets divided by total current liabilities.

Working capital increased $957 million between Aug. 31, 2009, and Aug. 31, 2008, primarily because of the following factors:

- Cash and cash equivalents increased $343 million. For a more detailed discussion of the factors affecting the cash flow comparison, see the "Cash Flow" section in this section of MD&A.
- Trade receivables decreased $511 million, primarily because of higher collections partially due to customer financing programs and lower fourth quarter sales.
- Inventory increased $481 million, primarily because of North America's increased seed production, higher corn inventory carryover and increased costs.
- Accounts payable decreased $414 million, primarily because of the cost savings initiative.
- Accrued liabilities decreased $324 million primarily because of a decrease in deferred revenue due to decreased customer prepayments. In the prior year, we introduced a new prepay program in Brazil which was no longer being offered in August 2009. Further, accrued compensation and benefits decreased $178 million due to lower spending for incentives. Offsetting these decreases was an increase in restructuring reserves of $286 million.

Backlog: Inventories of finished goods, goods in process, and raw materials and supplies are maintained to meet customer requirements and our scheduled production. As is consistent with the nature of the seed industry, we generally produce in one growing season the seed inventories we expect to sell the following season. In general, we do not manufacture our products against a backlog of firm orders; production is geared to projected demand.

Customer Financing Programs: We previously established a revolving financing program of up to $250 million, which allowed certain U.S. customers to finance their product purchases, royalties and licensing fee obligations. The program was terminated in the third quarter of fiscal year 2009. We received $130 million in 2009, $66 million in 2008 and $305 million in 2007 from the proceeds of loans made to our customers through this financing program. These proceeds are included in the net cash provided by operating activities in the Statements of Consolidated Cash Flows. We originated these customer loans on behalf of the third-party specialty lender, a special-purpose entity (SPE) that we consolidated, using our credit and other underwriting guidelines approved by the lender. We serviced the loans and provided a first-loss guarantee of up to $130 million. Following origination, the lender transferred the loans to multi-seller commercial paper conduits through a nonconsolidated qualifying special-purpose entity (QSPE). We had no ownership interest in the lender, in the QSPE, or in the loans. We accounted for this transaction as a sale, in accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* (SFAS 140).

Proceeds from customer loans sold through the financing program totaled $130 million for fiscal year 2009 and $66 million for fiscal year 2008. Our servicing fee revenues from the program were not significant. As of Aug. 31, 2009, there were no delinquent loans nor guarantee liabilities. Less than $1 million of the loans sold through this financing program were delinquent as of Aug. 31, 2008, and our recorded guarantee liability was less than $1 million, primarily based on our historical collection experience with these customers and a current assessment of credit exposure. Adverse changes in the actual loss rate would increase the liability.

We have agreements with lenders to establish programs to provide financing of up to $300 million for selected customers in Brazil. These agreements qualify for sales treatment under SFAS 140. Proceeds from the transfer of the receivables are included in net cash provided by operating activities in the Statements of Consolidated Cash Flows. We received $197 million, $239 million and $139 million of proceeds through these customer financing programs in 2009, 2008 and 2007, respectively. The amount of loans outstanding was $160 million and $187 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively. In these programs, we provide a full guarantee of the loans in the event of customer default. The maximum potential amount of future payments under the guarantees was $160 million as of Aug. 31, 2009. The liability for the guarantee is recorded at an amount that approximates fair value and is based primarily on our historical collection experience with customers that participate in the program and a current assessment of credit exposure. Our guarantee liability was $6 million and $10 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively. If performance is required under the guarantee, we may retain amounts that are subsequently collected from customers. As of Aug. 31, 2009, $2 million of loans sold through these financing programs were delinquent, and no loans were delinquent as of Aug. 31, 2008.

We also have similar agreements with banks that provide financing to our customers in Brazil through credit programs that are subsidized by the Brazilian government. In addition, there are similar financing programs in Europe and Argentina. Proceeds from the transfer of receivables through the programs described above are included in net cash provided by operating activities in the Statements of Consolidated Cash Flows. We received $91 million, $146 million and $115 million of proceeds through these customer financing programs in 2009, 2008 and 2007, respectively. The amount of loans outstanding was $48 million and $92 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively. For most programs, we provide a full guarantee of the loans in the event of customer default. The terms of guarantees are equivalent to the terms of the bank loans. The maximum potential amount of future payments under the guarantees was $44 million as of Aug. 31, 2009. The liability for the guarantee is recorded at an amount that approximates fair value and is primarily based on our historical collection experience with customers that participate in the program and a current assessment of credit exposure. Our guarantee liability was $5 million and $11 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively. If performance is required under the guarantee, we may retain amounts that are subsequently collected from customers. There were no delinquent loans as of Aug. 31, 2009, or Aug. 31, 2008.

In August 2009, we entered into an agreement in the United States to sell customer receivables up to a maximum of $500 million annually and to service such accounts. The program will terminate in August 2012. These receivables qualify for sales treatment under SFAS 140 and, accordingly, the proceeds are included in net cash provided by operating activities in the Statements of Consolidated Cash Flows. The gross amount of receivables sold totaled $319 million for fiscal year 2009. The agreement includes recourse provisions, and thus a liability was established at the time of sale which approximates fair value based upon our historical collection experience with such receivables and a current assessment of credit exposure. The recourse liability recorded by Monsanto was $2 million as of Aug. 31, 2009. The maximum potential amount of future payments under the recourse provisions of the agreement was $18 million as of Aug. 31, 2009. The outstanding balance of the receivables sold was $319 million as of Aug. 31, 2009. There were no delinquent accounts as of Aug. 31, 2009.

We sell accounts receivable, both with and without recourse outside the United States. These sales qualify for sales treatment under SFAS 140 and, accordingly, the proceeds are included in net cash provided by operating activities in the Statements of

Consolidated Cash Flows. The gross amounts of accounts receivable sold totaled $72 million, $48 million and $46 million for 2009, 2008 and 2007, respectively. The liability for the guarantees for sales with recourse is recorded at an amount that approximates fair value and is based on the company's historical collection experience for the customers associated with the sale of the accounts receivable and a current assessment of credit exposure. Our guarantee liability was less than $1 million as of Aug. 31, 2009, and Aug. 31, 2008. The maximum potential amount of future payments under the recourse provisions of the agreements was $51 million as of Aug. 31, 2009. The outstanding balance of the receivables sold was $57 million and $33 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively. There were no delinquent loans as of Aug. 31, 2009, or Aug. 31, 2008.

Cash Flow

	Year Ended Aug. 31,		
(Dollars in millions)	**2009**	2008	2007
Net Cash Provided by Operating Activities	**$ 2,236**	$ 2,799	$ 1,854
Net Cash Required by Investing Activities	**(723)**	(2,027)	(1,911)
Free Cash Flow[1]	**1,513**	772	(57)
Net Cash Required by Financing Activities	**(1,065)**	(102)	(583)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(105)**	77	46
Net Increase (Decrease) in Cash and Cash Equivalents	**343**	747	(594)
Cash and Cash Equivalents at Beginning of Period	**1,613**	866	1,460
Cash and Cash Equivalents at End of Period	**$ 1,956**	$ 1,613	$ 866

[1] Free cash flow represents the total of net cash provided or required by operating activities and provided or required by investing activities (see the "Overview — Non-GAAP Financial Measures" section of MD&A for a further discussion).

2009 compared with 2008: In 2009, our free cash flow was a source of cash of $1,513 million, compared with $772 million in 2008. Cash provided by operating activities decreased 20 percent, or $563 million, in 2009, primarily because of the change in cash provided by deferred revenue of $1,192 million which occurred primarily because of the introduction of the prepay program for *Roundup* in Brazil in August 2008. This program did not reoccur in August 2009. These decreases were offset by higher earnings and a change in accounts receivable of $844 million due to higher collections and customer financing programs.

Cash required by investing activities was $723 million in 2009 compared with $2,027 million in 2008. This decrease is primarily attributable to cash used for acquisitions of $329 million in 2009 compared with $1,007 million in 2008. Further, we received proceeds of $300 million in 2009 related to the sale of the Dairy business. In addition, we used cash of $132 million in 2008 for the purchase of short-term equity securities compared with no purchases in 2009.

Cash required by financing activities was $1,065 million in 2009, compared with $102 million in 2008. The net change in short-term financing was a use of cash of $112 million in 2009 compared with a source of $82 million in 2008. Cash proceeds from long-term debt decreased $546 million in 2009 from 2008. Cash required for long-term debt reductions was $71 million in 2009, compared with $254 million in 2008. The 12-month comparison of long-term debt proceeds and reductions are affected because we issued $550 million of long-term debt and $238 million of short-term debt was repaid in 2008. Dividend payments increased 32 percent, or $133 million, because we paid dividends of $1.04 per share in 2009 compared with 83 cents per share in 2008. Further, stock option exercises decreased $238 million in 2009.

2008 compared with 2007: In 2008, our free cash flow was a source of cash of $772 million, compared with a use of cash of $57 million in 2007. Cash provided by operating activities increased 51 percent, or $945 million, in 2008, primarily because of the increase in sales, collections and earnings.

Cash required by investing activities was $2,027 million in 2008 compared with $1,911 million in 2007. This increase is primarily attributable to our capital expenditures, which increased $409 million in 2008 because of the expansion of corn seed facilities and expenditures related to improvements at a glyphosate production facility. In addition, we used cash of $78 million in 2008 for the purchase of long-term equity securities. Offsetting these increases, we used cash for acquisitions of $1,007 million in 2008 compared with $1,679 million in 2007. Further, we received proceeds of $317 million in 2007 related to the sale of the divested cotton businesses.

Cash required by financing activities was $102 million in 2008, compared with $583 million in 2007. The net change in short-term financing was a source of cash of $82 million in 2008 compared with a use of $5 million in 2007. Cash proceeds from long-term debt increased $538 million in 2008 from 2007. Cash required for long-term debt reductions was $254 million in 2008, compared with $281 million in 2007. The 12-month comparison of long-term debt proceeds and reductions are affected because we issued $550 million of long-term debt and $238 million of short-term debt was repaid in 2008. We purchased shares under the four-year $800 million share repurchase program authorized by our board of directors in October 2005. Our purchases under this plan required cash of $361 million in 2008, compared with $197 million in 2007.

Capital Resources and Liquidity

	As of Aug. 31,	
(Dollars in millions, except debt-to-capital ratio)	**2009**	2008
Short-Term Debt	**$ 79**	$ 24
Long-Term Debt	**1,724**	1,792
Total Shareowners' Equity	**10,056**	9,374
Debt-to-Capital Ratio	**15%**	16%

A major source of our liquidity is operating cash flows, which are derived from net income. This cash-generating capability provides us with the financial flexibility we need to meet operating, investing and financing needs. To the extent that cash provided by operating activities is not sufficient to fund our cash needs, which generally occurs during the first and third quarters of the fiscal year because of the seasonal nature of our business, short-term commercial paper borrowings are used to finance these requirements. Although the commercial paper market has not fully returned to historical levels, the market is available to those companies with high short-term credit ratings such as Monsanto's. We anticipate accessing the commercial paper markets in 2010 for short periods of time to finance working capital needs and do not believe our options will be limited.

Our August 2009 debt-to-capital ratio decreased 1 percentage point compared with the August 2008 ratio, primarily because of the increase in shareowners' equity.

We plan to issue new fixed-rate debt on or before Aug. 15, 2012, to repay $485 million of 7⅜% Senior Notes that are due on Aug. 15, 2012. In March 2009, we entered into forward-starting interest rate swaps with a total notional amount of $250 million. Our purpose was to hedge the variability of the forecasted interest payments on this expected debt issuance that may result from changes in the benchmark interest rate before the debt is issued.

In August 2009, we completed the divestiture of our global sunflower assets which were part of all other crops seeds and traits in our seeds and genomics segment to Syngenta for $160 million in proceeds. We recorded a pretax gain on the sale of $59 million or $.08 per share aftertax.

In June 2008, we assumed debt of $73 million as part of the De Ruiter acquisition. In February 2009, this debt was repaid. The assumed debt was denominated in European euros and was due on Sept. 25, 2012. The interest rate was a variable rate based on the Euro Interbank Offered Rate (Euribor).

In May 2002, we filed a shelf registration with the SEC for the issuance of up to $2.0 billion of registered debt (2002 shelf registration). In August 2002, we issued $800 million in 7⅜% Senior Notes under the 2002 shelf registration (7⅜% Senior Notes). As of Aug. 31, 2009, $485 million of the 7⅜% Senior Notes are due on Aug. 15, 2012 (see the discussion later in this section regarding a debt exchange for $314 million of the 7⅜% Senior Notes). In May 2003, we issued $250 million of 4% Senior Notes (4% Senior Notes) under the 2002 shelf registration, which were repaid on May 15, 2008.

In May 2005, we filed a new shelf registration with the SEC (2005 shelf registration) that allowed us to issue up to $2.0 billion of debt, equity and hybrid offerings (including debt securities of $950 million that remained available under the 2002 shelf registration). In July 2005, we issued 5½% 2035 Senior Notes of $400 million under the 2005 shelf registration. The net proceeds from the sale of the 5½% 2035 Senior Notes were used to reduce commercial paper borrowings. In April 2008, we issued 5⅛% 2018 Senior Notes of $300 million. The net proceeds from the sale of 5⅛% 2018 Senior Notes were used to finance the expansion of corn seed production facilities. Also in April 2008, we issued 5⅞% 2038 Senior Notes of $250 million. The net proceeds from the sale of 5⅞% 2038 Senior Notes were used to repay $238 million of 4% Senior Notes that were due on May 15, 2008. The 2005 shelf registration expired in December 2008.

In October 2008, we filed a new shelf registration with the SEC (2008 shelf registration) that allows us to issue an unlimited capacity of debt, equity and hybrid offerings. The 2008 shelf registration will expire on Oct. 31, 2011.

In August 2005, we exchanged $314 million of new 5½% Senior Notes due 2025 (5½% 2025 Senior Notes) for $314 million of our outstanding 7⅜% Senior Notes due 2012, which were issued in 2002. The exchange was conducted as a private transaction with holders of the outstanding 7⅜% Senior Notes who certified to the company that they were "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act of 1933. Under the terms of the exchange, the company paid a premium of $53 million to holders participating in the exchange. The transaction has been accounted for as an exchange of debt under Emerging Issues Task Force (EITF) 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments*, and the $53 million premium will be amortized over the life of the new 5½% 2025 Senior Notes. As a result of the debt premium, the effective interest rate on the 5½% 2025 Senior Notes will be 7.035% over the life of the debt. The exchange of debt allowed the company to adjust its debt-maturity schedule while also allowing it to take advantage of market conditions which the company considered favorable. In February 2006, we issued $314 million aggregate principal amount of our 5½% Senior Notes due 2025 in exchange for the same principal amount of our 7⅜% Senior Notes due 2025, which had been issued in the private placement transaction in August 2005. The offering of the notes issued in February was registered under the Securities Act through a Form S-4 filing.

During February 2007, we finalized a new $2 billion credit facility agreement with a group of banks. This agreement provides a five-year senior unsecured revolving credit facility, which replaced the $1 billion credit facility established in 2004. This facility was initiated to be used for general corporate purposes, which may include working capital requirements, acquisitions, capital expenditures, refinancing and support of commercial paper borrowings. This facility, which was unused as of Aug. 31, 2009, gives us the financial flexibility to satisfy short- and medium-term funding requirements. As of Aug. 31, 2009, we were in compliance with all debt covenants under this credit facility.

Capital Expenditures: Our capital expenditures were $916 million in 2009, $918 million in 2008 and $509 million in 2007. The largest drivers of the 2009 amount were the construction of corn processing plants and a debottlenecking project at our U.S. *Roundup* production facility. We expect fiscal year 2010 capital expenditures to be in the range of $750 million to $850 million. The primary driver of this decrease compared with 2009 is lower spending on projects to expand corn seed production facilities.

Pension Contributions: In addition to contributing amounts to our pension plans if required by pension plan regulations, we continue to also make discretionary contributions if we believe they are merited. Although contributions to the U.S. qualified plan were not required, we contributed $170 million in 2009, $120 million in 2008 and $60 million in 2007. In September 2009, we voluntarily contributed $75 million to the U.S. qualified pension plan. For fiscal year 2010, contributions in the range of $30 million are planned for the U.S. qualified pension plan.

Although the level of required future contributions is unpredictable and depends heavily on plan asset experience and interest rates, we expect to continue to contribute to the plan on a regular basis in the near term.

Share Repurchases: In October 2005, the board of directors authorized the purchase of up to $800 million of our common stock over a four-year period. In 2009 and 2008, we purchased $129 million and $361 million, respectively, of our common stock under the $800 million authorization. A total of 11.2 million shares have been repurchased under this program, which was completed on Dec. 23, 2008. In April 2008, the board of directors authorized a new share repurchase program of up to $800 million of our common stock over a three-year period. This repurchase program commenced Dec. 23, 2008, and will expire on Dec. 23, 2011. In 2009, we purchased $269 million of our common stock or 3.4 million shares under the April 2008 program. There were no other publicly announced plans outstanding as of Aug. 31, 2009.

Dividends: We paid dividends totaling $552 million in 2009, $419 million in 2008, and $258 million in 2007. In January 2009, we increased our dividend 10 percent to $0.265 per share. We continue to review our options for returning additional value to shareowners, including the possibility of a dividend increase.

Recent Divestiture: In October 2008, we consummated the sale of the Dairy business after receiving approval from the appropriate regulatory agencies and received $300 million in cash, and may receive additional contingent consideration. The contingent consideration is a 10-year earn-out with potential annual payments being earned by the company if certain revenue levels are exceeded. The first payment on this contingency in 2010 is not expected to be significant. During fiscal year 2009, income from operations of discontinued businesses included an $11 million pre-tax gain related to the sale.

2009 Acquisitions: In December 2008, we acquired 100 percent of the outstanding stock of Aly Participacoes Ltda. (Aly), which operates the sugarcane breeding and technology companies, CanaVialis S.A. and Alellyx S.A., both of which are based in Brazil, for 616 million Brazilian reais or $264 million (net of cash acquired), inclusive of transaction costs of less than $1 million. We consummated the transaction with existing cash.

In July 2009, we acquired the assets of WestBred, LLC, a Montana-based company that specializes in wheat germplasm, for $49 million (net of cash acquired), inclusive of transaction costs of $4 million. The acquisition will bolster the future growth of Monsanto's seeds and traits platform.

2008 Acquisitions: In September 2007, we acquired 100 percent of the outstanding stock of Agroeste Sementes, a leading Brazilian corn seed company, for approximately $91 million (net of cash acquired), inclusive of transaction costs of $1 million. Agroeste focuses on hybrid corn seed production and serves farmers throughout Brazil. We consummated the transaction with cash.

In June 2008, we acquired 100 percent of the outstanding stock of De Ruiter and a related company for approximately $756 million (net of cash acquired), inclusive of transaction costs of $3 million. De Ruiter is a leading protected-culture vegetable seeds company based in the Netherlands with operations worldwide. Monsanto consummated the transaction with existing cash after receiving approvals from the appropriate regulatory authorities.

In July 2008, we acquired Marmot, S.A., which operates Semillas Cristiani Burkard, a privately held seed company headquartered in Guatemala City, Guatemala, for $135 million (net of cash acquired), inclusive of transaction costs of $3 million. Monsanto consummated the transaction with existing cash.

For all acquisitions described above, the business operations and employees of the acquired entities were added into the Seeds and Genomics segment results upon acquisition. These acquisitions were accounted for as purchase transactions. Accordingly, the assets and liabilities of the acquired entities were recorded at their estimated fair values at the dates of the acquisitions. See Note 4 — Business Combinations — for further discussion of these acquisitions.

Contractual Obligations: We have certain obligations and commitments to make future payments under contracts. The following table sets forth our estimates of future payments under contracts as of Aug. 31, 2009. See Note 25 — Commitments and Contingencies — for a further description of our contractual obligations.

(Dollars in millions)	Total	2010	2011	2012	2013	2014	2015 and beyond
	Payments Due by Fiscal Year Ending Aug. 31,						
Long-Term Debt, including Capital Lease Obligations	$1,724	$ —	$ 3	$487	$ 2	$ 2	$1,230
Interest Payments Relating to Long-Term Debt and Capital Lease Obligations[(1)]	1,524	107	107	107	71	71	1,061
Operating Lease Obligations	372	103	75	61	50	21	62
Purchase Obligations:							
Uncompleted additions to property	163	163	—	—	—	—	—
Commitments to purchase inventories	1,259	975	69	40	39	34	102
Commitments to purchase breeding research	174	45	45	45	3	3	33
R&D alliances and joint venture obligations	131	45	33	30	17	6	—
Other purchase obligations	12	6	3	3	—	—	—
Other Liabilities:							
Postretirement and ESOP liabilities[(2)]	210	158	—	—	—	—	52
Unrecognized tax benefits[(3)]	295	4					
Other liabilities	191	55	23	17	16	11	69
Total Contractual Obligations	$6,055	$1,661	$358	$790	$198	$148	$2,609

(1) For variable rate debt, interest is calculated using the applicable rates as of Aug. 31, 2009.

(2) Includes the company's planned pension and other postretirement benefit contributions for 2010. The actual amounts funded in 2010 may differ from the amounts listed above. Contributions in 2011 through 2015 and beyond are excluded as those amounts are unknown. Refer to Note 17 — Postretirement Benefits — Pensions — and Note 18 — Postretirement Benefits — Health Care and Other Postemployment Benefits — for more information. The 2015 and beyond amount relates to the ESOP enhancement liability balance. Refer to Note 19 — Employee Savings Plans — for more information.

(3) Unrecognized tax benefits relate to uncertain tax positions recorded under Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* (FIN 48). We are unable to reasonably predict the timing of tax settlements, as tax audits can involve complex issues and the resolution of those issues may span multiple years, particularly if subject to negotiation or litigation. See Note 13 — Income Taxes — for more information.

Off-Balance Sheet Arrangements

Under our Separation Agreement with Pharmacia, we are required to indemnify Pharmacia for certain matters, such as environmental remediation obligations and litigation. To the extent we are currently managing any such matters, we evaluate them in the course of managing our own potential liabilities and establish reserves as appropriate. However, additional matters may arise in the future, and we may manage, settle or pay judgments or damages with respect to those matters in order to mitigate contingent liability and protect Pharmacia and Monsanto. See Note 25 — Commitments and Contingencies and Part I — Item 3 — Legal Proceedings — for further information.

We have entered into various customer financing programs which are accounted for in accordance with SFAS 140. See Note 7 — Customer Financing Programs — for further information.

Other Information

As discussed in Note 25 — Commitments and Contingencies and Item 3 — Legal Proceedings, Monsanto is responsible for significant environmental remediation and is involved in a number of lawsuits and claims relating to a variety of issues. Many of these lawsuits relate to intellectual property disputes. We expect that such disputes will continue to occur as the agricultural biotechnology industry evolves.

Seasonality

Our fiscal year end of August 31 synchronizes our quarterly and annual results with the natural flow of the agricultural cycle in our major markets. It provides a more complete picture of the North American and South American growing seasons in the same fiscal year. Sales by our Seeds and Genomics segment, and to a lesser extent, by our Agricultural Productivity segment, are seasonal. In fiscal year 2009, approximately 72 percent of our Seeds and Genomics segment sales occurred in the second and third quarters. This segment's seasonality is primarily a function of the purchasing and growing patterns in North America. Agricultural Productivity segment sales were more evenly spread across our fiscal year quarters in 2009, with approximately 43 percent of these sales occurring in the second half of the year. Seasonality varies by the world areas where our Agricultural Productivity businesses operate. For example, the United States, Brazil and Europe were the largest contributors to Agricultural Productivity sales in 2009. The United States and Europe experienced most of their sales evenly across our fiscal quarters in 2009. Brazil had a higher concentration of sales in the first half of 2009.

Net income is the highest in second and third quarters, which correlates with the sales of the Seeds and Genomics segment and its gross profit contribution. Sales and income may shift somewhat between quarters, depending on planting and growing conditions. Our inventory is at its lowest level at the end of our fiscal year, which is consistent with the agricultural cycles in our major markets. Additionally, our trade accounts receivable are at their lowest levels in our first quarter, primarily because of prepayments received on behalf of both segments in the United States, and the seasonality of our sales.

As is the practice in our industry, we regularly extend credit to enable our customers to acquire crop protection products and seeds at the beginning of the growing season. Because of the seasonality of our business and the need to extend credit to customers, we use short-term borrowings to finance working capital requirements. Our need for such financing is generally higher in the first and third quarters of the fiscal year and lower in the second and fourth quarters of the fiscal year. Our customer financing programs are expected to continue to reduce our reliance on commercial paper borrowings.

OUTLOOK

We have achieved an industry-leading position in the areas in which we compete in both of our business segments. However, the outlook for each part of our business is quite different. In the Seeds and Genomics segment, our seeds and traits business is expected to expand. In the Agricultural Productivity segment, our glyphosate business has grown through increases in our average net selling prices in 2008 and 2009, however prices have declined in fiscal year 2010 and are expected to remain lower than in 2008 and 2009. In 2009, our glyphosate volumes declined due to share loss resulting from declining competitive prices and increasing competitive supply, as well as from the effect of the drought in South America. Our selective chemistry business is expected to decline. As a result, we are working to rebuild a competitive position in our chemistry business, while we strive to expand our business in seeds and traits via our investment in new products.

We believe that our company is positioned to deliver value added products to growers enabling us to double 2007 gross profit by 2012. In the short term, we expect volatility in our *Roundup* business as it moves to a sustainable level of earnings. We expect to see strong cash flow as well over the period, and we remain committed to returning value to shareowners through vehicles such as investments that expand the business, dividends and share repurchases. We will remain focused on cost and cash management for each segment, both to support the progress we have made in managing our investment in working capital and to realize the full earnings potential of our businesses. We plan to continue to seek additional external financing opportunities for our customers as a way to manage receivables for each of our segments. In 2010, we also expect to see increased gross profit as our higher-margin seeds and traits business continues to grow.

Economic activity in the United States and globally has slowed. Instability in the financial markets is also straining the availability of credit. We expect to continue to implement locally responsive business strategies for our businesses in each world area. Outside of the United States, our businesses will continue to face additional challenges related to the risks inherent in operating in emerging markets. We expect to continue to monitor these developments and the challenges and issues they place on our business. We believe we have taken appropriate measures to reduce our credit exposure, which has the potential to affect sales negatively in the near term. In addition, recent volatility in foreign-currency exchange rates may negatively affect our profitability, the book value of our assets outside the United States, and our shareowners' equity.

Seeds and Genomics

Our capabilities in plant breeding and biotechnology research are generating a rich and balanced product pipeline that we expect will drive long-term growth. We plan to continue to invest in the areas of seeds, genomics and biotechnology and to invest in technology arrangements that have the potential to increase the efficiency and effectiveness of our R&D efforts. We believe that our seeds and traits businesses will have significant near-term growth opportunities through a combination of improved breeding and continued growth of stacked and second-generation biotech traits.

We expect advanced breeding techniques combined with improved production practices and capital investments to continue to contribute to improved germplasm quality and yields for our seed offerings, leading to increased global demand for both our branded germplasm and our licensed germplasm. Our vegetable portfolio will focus on 23 crops. We plan to continue to apply our molecular breeding and marker capabilities to our vegetable seeds germplasm, which we expect will lead to growth in that business. The acquisition of De Ruiter has broadened our focus on the protected-culture vegetable seed market, which is a faster growing sector of the vegetable industry. The recent acquisition of Aly will enable us to combine our areas of breeding expertise to enhance yields in sugarcane, a crop that is vital to addressing growing global food and fuel demands. We also plan to continue making strategic acquisitions in our seed businesses to grow our branded seed market share, expand our germplasm library and strengthen our global breeding programs. We expect to see continued competition in seeds and genomics in the near term. We believe we will have a competitive advantage because of our breeding capabilities and our three-channel sales approach for corn and soybean seeds.

Commercialization of second-generation traits and the stacking of multiple traits in corn and cotton are expected to increase penetration in approved markets, particularly as we continue to price our traits in line with the value growers have experienced. In 2010, we expect that higher-value, stacked-trait products will represent a larger share of our total U.S. corn seed sales than they did in 2009. Acquisitions may also present near-term opportunities to increase penetration of our traits. We expect the competition in biotechnology to increase, as more competitors launch traits in the United States and internationally by the end of the decade. However, we believe we will have a competitive advantage because we will be poised to deliver second- and third-generation traits when our competitors are delivering their first-generation traits.

Approvals have been obtained in the United States, Canada, Japan, Australia and New Zealand for our next generation corn product, *Genuity SmartStax*, a product that contains five proteins that control important above ground (corn borer, corn ear worm) and below ground (corn root worm) pests and provides tolerance to the herbicides glyphosate and glufosinate. *Genuity SmartStax* uses multiple modes of action for insect control, the proven means to enhance performance, reduce structured refuge and maintain long-term durability of corn trait technology. *Genuity SmartStax* uniquely features a combination of weed and insect control traits that significantly reduces the risk of resistance for both above- and below-ground pests. As a result, the U.S. EPA and the Canadian Food Inspection Agency allowed reduction of the typical structured farm refuge from 20 percent to 5 percent for *Genuity SmartStax* in the U.S. Corn Belt and Canada and from 50 percent to 20 percent for the U.S. Cotton Belt; *Genuity SmartStax* corn is anticipated to be launched in the United States in 2010. The few remaining *Genuity SmartStax* approvals are expected over the next few months. Global cultivation opportunities were expanded for corn and cotton with approval of *Bollgard II* Cotton in Brazil and field trials in Mexico and Pakistan.

During 2007, we announced a long-term joint R&D and commercialization collaboration in plant biotechnology with BASF that will focus on high-yielding crops and crops that are tolerant to adverse conditions such as drought. We have completed all North American and key import country regulatory submissions for the first biotech drought-tolerant corn product.

Pending necessary approvals, the product is on track for a launch around 2012. Over the long-term life of the collaboration, we and BASF will dedicate a joint budget of potentially $1.5 billion to fund a dedicated pipeline of yield and stress tolerance traits for corn, soybeans, cotton and canola.

Our international traits businesses, in particular, will probably continue to face unpredictable regulatory environments that may be highly politicized. We operate in volatile, and often difficult, economic environments. Although we see growth potential in our India cotton business with the ongoing conversion to higher planting rates with hybrids and *Bollgard II*, this business is currently operating under state governmental pricing directives that we believe limit near-term earnings growth from India.

In Brazil, notwithstanding continuing and varied legal challenges by private and governmental parties, we expect to continue to operate our dual-track business model of certified seeds and our point-of-delivery payment system to ensure that we capture value on all of our *Roundup Ready* soybeans and *Bollgard* cotton crops grown there. Income is expected to grow as farmers choose to plant more of these approved traits. Although Brazilian law clearly states that these products protected by pipeline patents have the duration of the U.S. patent (2014), legal rulings have not consistently achieved that outcome. Continued commercial approval of new traits such as the recently approved *YieldGard* Corn Borer, along with timely approval of combined traits will provide the opportunity for a step change in contributions from seeds and traits. As noted above, *YieldGard* Corn Borer was approved recently, and was planted in the past growing season. The agricultural economy in Brazil could be impacted by global commodity prices, particularly for corn and soybeans. We continue to maintain our strict credit policy, expand our grain-based collection system, and focus on cash collection and sales, as part of a continuous effort to manage our Brazilian risk against such volatility.

Efforts to secure an orderly system in Argentina to support the introduction of new technology products are underway. While it is unlikely that old technology *Roundup Ready* soybeans could be subject to a system absent rulings of patent infringement from ongoing court cases in Europe, we do not plan to commercialize new soybean or cotton traits in Argentina until we can achieve more certainty that we will be compensated for providing the technology. Three Spanish cases, which we have appealed, and a U.K. case have had adverse early results regarding the old technology *Roundup Ready* soybeans. We settled the U.K. case, and both we and the defendants have dismissed our appeals of that matter. The first case in Holland has now been referred to the European Court of Justice (ECJ) for an interpretation of the EU patent law for biotech products. It is likely that all other cases will now be stayed pending the outcome of the ECJ ruling in the Dutch case. Meanwhile, we are continuing to discuss alternative arrangements with various Argentine stakeholders pertaining to new soybean and cotton trait products. However, we have no certainty that any of these discussions will lead to an income producing outcome.

In March 2008, a judge of the French Supreme Administrative court (Conseil d'Etat) rejected an application for interim relief by French farmers, French grower associations and various companies, including Monsanto, to overturn the French government's suspension of planting of *YieldGard* Corn Borer pending review and completion under a new regulatory regime. The outcome means that there will be no additional sales or planting of this product in France during the forthcoming growing season. The legality of the suspension will be decided after a full hearing before the court later this year. The European Food Safety Authority (EFSA) has issued an opinion that the French suspension is not supported on a scientific basis. A hearing date has not been set and the ban remains in place. On April 17, 2009, Germany invoked the safeguard clause and also banned the planting of *YieldGard* Corn Borer. We sought interim relief to overturn the ban which the German administrative courts denied. As a result, there will be no sales or planting of MON810 products in Germany this growing season or most likely the next growing season. A hearing date has not been set. Other European Union Member States (e.g., Austria, Luxembourg and Greece) have also invoked safeguard measures but we have focused our legal challenges to those countries with significant corn plantings.

Agricultural Productivity

We believe our *Roundup* herbicide gross profit peaked in 2008, and will decline in 2010 in light of our announced U.S. price reduction and global oversupply of low priced generic material. However, we believe the business will continue to generate a strong source of cash and gross profit. Prices of generic formulations of glyphosate herbicides increased during fiscal year 2008, but against a background of increased global supply and softening raw material prices, generic prices are now at or near historical lows in many of our key markets. We have experienced fluctuating demand in recent years, and we are increasing production capacity at our Luling, Louisiana, plant to meet the anticipated future demand for *Roundup*. We will continue to actively manage our inventory and other costs.

We have submitted a mine plan to the U.S. Bureau of Land Management (BLM) regarding a new phosphate ore mine near Soda Springs, Idaho, that we intend to use to meet existing and future production demands for our *Roundup* herbicides and licensed glyphosate. BLM has published its draft Environmental Impact Statement (EIS) for the mine and will receive public comments on the draft EIS until Oct. 31, 2009. We anticipate receiving regulatory approvals for our new mine in 2010.

However, we are aware that certain environmental groups have initiated litigation against other phosphate producers to disrupt and delay the permitting process.

Like most other selective herbicides, our selective acetochlor herbicide products face increasing competitive pressures and a declining market, in part because of the rapid penetration of *Roundup Ready* corn in the United States. We will continue to seek ways to optimize our selective herbicides business, as we believe it is important to offer fully integrated crop-protection solutions, particularly in *Roundup Ready* Corn 2. We anticipate a continued decline in this business in the near term, but the gross profit from the *Roundup Ready* traits and from the *Roundup* herbicides used on these acres is significantly higher than the gross profit from the lost selective herbicide sales.

The lawn-and-garden business should continue benefiting from the *Roundup* brand equity in the marketplace and remain a strong cash generator for Monsanto. Driving demand to more profitable products will be used to offset higher production costs and increased commission expenses owed to The Scotts Miracle-Gro Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our financial statements, we must select and apply various accounting policies. Our most significant policies are described in Note 2 — Significant Accounting Policies. In order to apply our accounting policies, we often need to make estimates based on judgments about future events. In making such estimates, we rely on historical experience, market and other conditions, and on assumptions that we believe to be reasonable. However, the estimation process is by its nature uncertain given that estimates depend on events over which we may not have control. If market and other conditions change from those that we anticipate, our results of operations, financial condition and changes in financial condition may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or to take other corrective actions, either of which may also have a material effect on our results of operations, financial condition or changes in financial condition. Members of our senior management have discussed the development and selection of our critical accounting estimates, and our disclosure regarding them, with the audit and finance committee of our board of directors, and do so on a regular basis.

We believe that the following estimates have a higher degree of inherent uncertainty and require our most significant judgments. In addition, had we used estimates different from any of these, our results of operations, financial condition or changes in financial condition for the current period could have been materially different from those presented.

Goodwill: The majority of our goodwill relates to our seed company acquisitions. We are required to assess whether any of our goodwill is impaired. In order to do this, we apply judgment in determining our reporting units, which represent component parts of our business. Our annual goodwill impairment assessment involves estimating the fair value of a reporting unit and comparing it with its carrying amount. If the carrying value of the reporting unit exceeds its fair value, additional steps are required to calculate a potential impairment loss. Calculating the fair value of the reporting units requires significant estimates and long-term assumptions. Any changes in key assumptions about the business and its prospects, or any changes in market conditions, interest rates or other externalities, could result in an impairment charge. We estimate the fair value of our reporting units by applying discounted cash flow methodologies. The annual goodwill impairment tests were performed as of March 1, 2009, and March 1, 2008. No indications of goodwill impairment existed as of either date. In 2009 and 2008, we recorded goodwill related to our acquisitions (see Note 4 — Business Combinations). Future declines in the fair value of our reporting units could result in an impairment of goodwill and reduce shareowners' equity.

Intangible Assets: In accordance with SFAS 144, all amortizable intangible assets are assessed for impairment whenever events indicate a possible loss. Such an assessment involves estimating undiscounted cash flows over the remaining useful life of the intangible. If the review indicates that undiscounted cash flows are less than the recorded value of the intangible asset, the carrying amount of the intangible is reduced by the estimated cash-flow shortfall on a discounted basis, and a corresponding loss is charged to the Statement of Consolidated Operations. Significant changes in key assumptions about the business, market conditions and prospects for which the intangible asset is currently utilized or expected to be utilized could result in an impairment charge.

Litigation and Other Contingencies: We are involved in various intellectual property, tort, contract, antitrust, employee benefit, environmental and other claims and legal proceedings; environmental remediation; government investigations and product claims. We routinely assess the likelihood of adverse judgments or outcomes to those matters, as well as ranges of probable losses, to the extent losses are reasonably estimable. We record accruals for such contingencies to the extent that we conclude their occurrence is probable and the financial impact, should an adverse outcome occur, is reasonably estimable. Disclosure for specific legal contingencies is provided if the likelihood of occurrence is at least reasonably possible and the exposure is considered material to the consolidated financial statements. In making determinations of likely outcomes of litigation matters, management considers many factors. These factors include, but are not limited to, past history, scientific and other evidence, and the specifics and status of each matter. If our assessment of the various factors changes, we may change our estimates. That may result in the recording of an accrual or a change in a previously recorded accrual. Predicting the outcome of claims and litigation, and estimating related costs and exposure involves substantial uncertainties that could cause actual costs to vary materially from estimates and accruals.

Our environmental and litigation reserve at Aug. 31, 2009, was $262 million. The reserve related to environmental matters represents the discounted cost that we would expect to incur in connection with those matters. We expect to pay for these potential liabilities over time as the various legal proceedings and product claims are resolved and remediation is performed at the various environmental sites. Actual costs to us may differ materially from this estimate. Further, additional litigation or environmental matters that are not reflected in this reserve may arise or become probable and reasonably estimable in the future, and we may also manage, settle or pay judgments or damages with respect to litigation or environmental matters in order to mitigate contingent potential liabilities.

Pensions and Other Postretirement Benefits: The actuarial valuations of our pension and other postretirement benefit costs, assets and obligations affect our financial position, results of operations and cash flows. These valuations require the use of assumptions and long-range estimates. These assumptions include, among others: assumptions regarding interest and discount rates, assumed long-term rates of return on pension plan assets, health care cost trends, and projected rates of salary increases. We regularly evaluate these assumptions and estimates as new information becomes available. Changes in assumptions (caused by conditions in the debt and equity markets, changes in asset mix, and plan experience, for example) could have a material effect on our pension obligations and expenses, and can affect our net income (loss), liabilities, and shareowners' equity. In addition, changes in assumptions such as rates of return, fixed income rates used to value liabilities or declines in the fair value of plan assets may result in voluntary decisions or mandatory requirements to make additional contributions to our qualified pension plan. Because of the design of our postretirement health care plans, our liabilities associated with these plans are not highly sensitive to assumptions regarding health care cost trends.

Fiscal year 2010 pension expense, which will be determined using assumptions as of Aug. 31, 2009, is expected to increase compared with fiscal year 2009 because we decreased our expected rate of return on assets assumption as of Aug. 31, 2009, to 7.75 percent. This assumption was 8.0 percent in 2009, 8.25 in 2008 and 8.50 percent in 2007. To determine the rate of return, we consider the historical experience and expected future performance of the plan assets, as well as the current and expected allocation of the plan assets. The U.S. qualified pension plan's asset allocation as of Aug. 31, 2009, was approximately 60 percent equity securities, 28 percent debt securities and 12 percent other investments, in line with policy ranges. We periodically evaluate the allocation of plan assets among the different investment classes to ensure that they are within policy guidelines and ranges. Although we do not currently expect to further reduce the assumed rate of return in the near term, holding all other assumptions constant, we estimate that a half-percent decrease in the expected return on plan assets would lower our fiscal year 2010 pre-tax income by approximately $8 million.

Our discount rate assumption for the 2010 U.S. pension expense is 5.30 percent. This assumption was 6.50 percent, 6.05 percent and 5.9 percent in 2009, 2008 and 2007, respectively. In determining the discount rate, we use yields on high-quality fixed-income investments (including among other things, Moody's Aa corporate bond yields) that match the duration of the pension obligations. To the extent the discount rate increases or decreases, our pension obligation is decreased or increased accordingly. Holding all other assumptions constant, we estimate that a half-percent decrease in the discount rate will decrease our fiscal year 2010 pre-tax income by approximately $5 million. Our salary rate assumption as of Aug. 31, 2009, was approximately zero for the next two years, and then 3 percent prospectively on all plans. Holding all other assumptions constant, we estimate that a half-percent increase in the salary rate assumption would decrease our fiscal year 2010 pretax income $2 million.

Income Taxes: Management regularly assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established. When a valuation allowance is established or increased, an income tax charge is included in the consolidated financial statements and net deferred tax assets are adjusted accordingly. Changes in tax laws, statutory tax rates and estimates of the company's future taxable income levels could result in actual realization of the deferred tax assets being materially different from the amounts provided for in the consolidated financial statements. If the actual recovery amount of the deferred tax asset is less than anticipated, we would be required to write-off the remaining deferred tax asset and increase the tax provision, resulting in a reduction of net income and shareowners' equity.

On Sept. 1, 2007, we adopted the provisions of FIN 48. Under FIN 48, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. Tax authorities regularly examine the company's returns in the jurisdictions in which we do business. Management regularly assesses the tax risk of the company's return filing positions and believes its accruals for uncertain tax benefits are adequate as of Aug. 31, 2009.

As of Aug. 31, 2009, management has recorded a deferred tax asset of approximately $500 million in Brazil primarily related to net operating loss carryforwards (NOLs) that have no expiration date. We also had available approximately $270 million of U.S. foreign tax credit carryforwards. Management continues to believe it is more likely than not that we will realize our deferred tax assets in Brazil and the United States.

As of Aug. 31, 2005, management had recorded a valuation allowance of $103 million in Argentina related to NOLs. Monsanto Argentina generated taxable income in its 2007 and 2006 tax year (calendar 2007 and 2006) and, accordingly, reversed $33 million and $15 million of the valuation allowance as a favorable adjustment to our 2007 and 2006 tax provision, respectively. At the beginning of fiscal 2008, we had a valuation allowance of $43 million related to the remaining NOLs.

However, based upon improvements in Monsanto Argentina's operations, we concluded it was more likely than not that such deferred tax assets would be realized. Accordingly, the previously recorded $43 million valuation allowance was reversed in third quarter 2008.

Marketing Programs: Accrued marketing program costs are recorded in accordance with EITF Issue No. 01-9, *Accounting for Consideration Given by a Vendor to a Customer*, based upon specific performance criteria met by our customers, such as purchase volumes, promptness of payment, and market share increases. We introduced new marketing programs during 2009 that provide certain customers price protection consideration if standard published prices fall lower than the price the distributor paid on eligible products. The associated cost of marketing programs is recorded in net sales in the Statements of Consolidated Operations. As actual expenses are not known at the time of the sale, an estimate based on the best available information (such as historical experience) is used as a basis for the liability. Management analyzes and reviews the marketing program balances on a quarterly basis, and adjustments are recorded as appropriate.

Allowance for Doubtful Trade Receivables: We maintain an allowance for doubtful trade receivables. This allowance represents our estimate of accounts receivable that, subsequent to the time of sale, we have estimated to be of doubtful collectibility because our customers may not be able to pay. In determining the adequacy of the allowance for doubtful accounts, we consider historical bad-debt experience, customer creditworthiness, market conditions, and economic conditions. We perform ongoing evaluations of our allowance for doubtful accounts, and we adjust the allowance as required. Increases in this allowance will reduce the recorded amount of our net trade receivables, net income and shareowners' equity, and increase our bad-debt expense.

Allowances for Returns and Inventory Obsolescence: Where the right of return exists in our seed business, sales revenues are reduced at the time of sale to reflect expected returns. In order to estimate the expected returns, management analyzes historical returns, economic trends, market conditions, and changes in customer demand. In addition, we establish allowances for obsolescence of inventory equal to the difference between the cost of inventory and the estimated market value, based on assumptions about future demand and market conditions. We regularly evaluate the adequacy of our return allowances and inventory obsolescence reserves. If economic and market conditions are different from those we anticipated, actual returns and inventory obsolescence could be materially different from the amounts provided for in our consolidated financial statements. If seed returns are higher than anticipated, our net sales, net trade receivables, net income and shareowners' equity for future periods will be reduced. If inventory obsolescence is higher than expected, our cost of goods sold will be increased, and our inventory valuations, net income, and shareowners' equity will be reduced.

Stock-Based Compensation: SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair value. Pre-tax stock-based compensation expense recognized under SFAS 123R was $131 million and $90 million in 2009 and 2008, respectively.

We estimate the value of employee stock options on the date of grant using a lattice-binomial model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The use of a lattice-binomial model requires extensive actual employee exercise behavior data and a number of complex assumptions including expected volatility, risk-free interest rate, and expected dividends. We based our estimate of future volatility on a combination of historical volatility on our stock and implied volatility on publicly traded options on our stock. The risk-free interest rate assumption is based on observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. The weighted-average estimated value of employee stock options granted during 2009 was $37.39 per share using the lattice-binomial model.

We estimate the value of restricted stock and restricted stock units based on the fair value of our stock on the date of grant. When dividends are not paid on outstanding restricted stock units, we value the award by reducing the grant-date price by the present value of the dividends expected to be paid, discounted at the appropriate risk-free interest rate. The risk-free interest rate assumption is based on observed interest rates appropriate for the term of our restricted stock units. The weighted-average value of restricted stock units granted during 2009 was $82.01.

Pre-tax unrecognized compensation expense, net of estimated forfeitures, for stock options, nonvested restricted stock and nonvested restricted stock units was $140 million as of Aug. 31, 2009, which will be recognized over weighted-average remaining vesting periods of two to three years.

If factors change and we employ different assumptions in the application of SFAS 123R in future periods, or if employee exercise behavior or forfeiture rates of restricted stock units is significantly different from the assumptions in our model, the compensation expense that we record under SFAS 123R may differ significantly from what we have recorded in the current period.

NEW ACCOUNTING STANDARDS

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162* (SFAS 168). This statement establishes the FASB Accounting Standards Codification as the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. SFAS 168 is effective for financial statements issued for interim and annual periods ending after Sept. 15, 2009. Accordingly, we will adopt this statement in first quarter fiscal year 2010.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46R* (SFAS 167). SFAS 167 amends FASB Interpretation No. (FIN) 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R) to require an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This statement requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This statement is effective for fiscal years beginning after Nov. 15, 2009. Accordingly, we will adopt SFAS 167 in fiscal year 2011. We are currently evaluating the impact of adopting this standard on the consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets* (SFAS 166). SFAS 166 removes the concept of a QSPE from SFAS 140 and removes the exception from applying FIN 46R. This statement also clarifies the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. This statement is effective for fiscal years beginning after Nov. 15, 2009. Accordingly, we will adopt SFAS 166 in fiscal year 2011. We are currently evaluating the impact of adopting this standard on the consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* (SFAS 165). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This statement is effective for interim and annual periods ending after June 15, 2009. Accordingly, we adopted SFAS 165 prospectively in fourth quarter fiscal year 2009. The adoption of this standard did not have a material effect on the consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position (FSP) SFAS No. 107-1 and Accounting Principles Board (APB) Opinion No. 28-1, *Interim Disclosures about Fair Value of Financial Instruments* (FSP SFAS 107-1 and APB 28-1). This FSP extends the requirements of SFAS No. 107, *Disclosures about Fair Value of Financial Instruments* (SFAS 107) to interim financial statements of publicly traded companies. FSP SFAS 107-1 and APB 28-1 requires that disclosures provide quantitative and qualitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments listed in SFAS 107. This FSP is effective prospectively for interim reporting periods ending after June 15, 2009. Accordingly, we will adopt this FSP in first quarter fiscal year 2010. We are currently evaluating the disclosure impact of adopting FSP SFAS 107-1 and APB 28-1 on the consolidated financial statements.

In April 2009, the FASB issued FSP SFAS No. 141R-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies*, (FSP SFAS 141R-1). This FSP amends and clarifies SFAS No. 141 (revised 2007), *Business Combinations* (SFAS 141R), to require that an acquirer recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value of such an asset acquired or liability assumed cannot be determined, the acquirer should apply the provisions of SFAS No. 5, *Accounting for Contingencies,* to determine whether the contingency should be recognized at the acquisition date or after it. FSP SFAS 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is after the beginning of the first annual reporting period beginning after Dec. 15, 2008. Accordingly, we will adopt FSP SFAS 141R-1 prospectively in fiscal year 2010.

In December 2008, the EITF issued EITF Issue No. 08-7, *Accounting for Defensive Intangible Assets* (EITF 08-7). This issue clarifies the accounting for defensive assets, which are separately identifiable intangible assets acquired in an acquisition which an entity does not intend to actively use but does intend to prevent others from using. EITF 08-7 requires an acquirer to account for these assets as a separate unit of accounting, which should be amortized to expense over the period the asset diminishes in value. This issue is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after Dec. 15, 2008. Accordingly, we will adopt EITF 08-7 prospectively in fiscal year 2010.

In December 2008, the FASB issued FSP SFAS No. 132R-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* (FSP SFAS 132R-1). This statement provides additional guidance regarding disclosures about plan assets of defined benefit pension or other postretirement plans. This FSP is effective for financial statements issued for fiscal years ending after Dec. 15, 2009. Accordingly, we will adopt FSP SFAS 132R-1 in fiscal year 2010. We are currently evaluating the disclosure impact of adopting this FSP on the consolidated financial statements in Monsanto's Report on Form 10-K for the fiscal year ending Aug. 31, 2010.

In June 2008, the FASB issued FSP EITF Issue No. 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* (FSP EITF 03-6-1). FSP EITF 03-6-1 requires unvested share-based payment awards that contain rights to receive non-forfeitable dividends or dividend equivalents to be included in the two-class method of computing earnings per share as described in SFAS No. 128, *Earnings per Share*. This FSP is effective for financial statements issued for fiscal years beginning after Dec. 15, 2008, and interim periods within those years. Accordingly, we will adopt FSP EITF 03-6-1 in fiscal year 2010. We are currently evaluating the impact of FSP EITF 03-6-1 on the consolidated financial statements.

In April 2008, the FASB issued FSP SFAS No. 142-3, *Determining the Useful Life of Intangible Assets* (FSP SFAS 142-3). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, *Goodwill and Other Intangible Assets*. This FSP must be applied prospectively to intangible assets acquired after the effective date. This FSP is effective for fiscal years beginning after Dec. 15, 2008, and interim periods within those years. Accordingly, we will adopt FSP SFAS 142-3 prospectively in fiscal year 2010.

In February 2008, the FASB issued FSP SFAS No. 157-2, *Effective Date of SFAS No. 157* (FSP SFAS 157-2), which delays the effective date of SFAS 157, *Fair Value Measurement*, for nonfinancial assets and liabilities to fiscal years beginning after Nov. 15, 2008. Accordingly, we will adopt the additional requirements of SFAS 157 that were deferred by FSP SFAS 157-2 in fiscal year 2010. We are currently evaluating the impact on the consolidated financial statements of adopting FSP SFAS 157-2.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* — an amendment of ARB No. 51 (SFAS 160). SFAS 160 requires an entity to clearly identify and present its ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This statement is effective for financial statements issued for fiscal years beginning after Dec. 15, 2008. Accordingly, we will adopt SFAS 160 in fiscal year 2010. We are currently evaluating the impact of SFAS 160 on the consolidated financial statements.

In December 2007, the FASB issued SFAS 141R, which was subsequently amended by FSP SFAS 141R-1. Under SFAS 141R, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date. It further requires that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. In addition, acquired IPR&D is capitalized at fair value as an intangible asset and amortized over its estimated useful life. SFAS 141R is effective for business combinations for which the acquisition date is after the beginning of the first annual reporting period beginning after Dec. 15, 2008. Accordingly, we will adopt SFAS 141R in fiscal year 2010. We are currently evaluating the impact of SFAS 141R on the consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the effect of interest rate changes, foreign currency fluctuations, and changes in commodity and equity prices. Market risk represents the risk of a change in the value of a financial instrument, derivative or nonderivative, caused by fluctuations in interest rates, currency exchange rates, and commodity and equity prices. Monsanto handles market risk in accordance with established policies by engaging in various derivative transactions. Such transactions are not entered into for trading purposes.

See Note 2 — Significant Accounting Policies — and Note 16 — Financial Instruments — to the consolidated financial statements for further details regarding the accounting and disclosure of our derivative instruments and hedging activities.

The sensitivity analysis discussed below presents the hypothetical change in fair value of those financial instruments held by the company as of Aug. 31, 2009, that are sensitive to changes in interest rates, currency exchange rates, and commodity and equity prices. Actual changes may prove to be greater or less than those hypothesized.

Changes in Interest Rates: Monsanto's interest-rate risk exposure pertains primarily to the debt portfolio. To the extent that we have cash available for investment to ensure liquidity, we will invest that cash only in short-term instruments. The majority of our debt as of Aug. 31, 2009, consisted of fixed-rate long-term obligations.

Market risk with respect to interest rates is estimated as the potential change in fair value resulting from an immediate hypothetical 1 percentage point parallel shift in the yield curve. The fair values of the company's investments and loans are based on quoted market prices or discounted future cash flows. As the carrying amounts on short-term loans and investments maturing in less than 360 days and the carrying amounts of variable-rate medium-term notes approximate their respective fair values, a 1 percentage point change in the interest rates would not result in a material change in the fair value of our debt and investments portfolio.

On Aug. 14, 2002, Monsanto issued $600 million of 7⅜% Senior Notes, and on Aug. 23, 2002, the aggregate principal amount of the outstanding notes was increased to $800 million. In August 2005, the company exchanged $314 million of new 5½% Senior Notes due 2025 for $314 million of the company's outstanding 7⅜% Senior Notes. As of Aug. 31, 2009, the fair value of the 7⅜% Senior Notes was $549 million, and the fair value of the 5½% 2025 Senior Notes was $322 million. A 1 percentage point change in the interest rates would change the fair value of the remaining 7⅜% Senior Notes by approximately $15 million, and the fair value of the 5½% 2025 Senior Notes by $37 million.

In July 2005, Monsanto issued $400 million of 5½% Senior Notes due 2035. As of Aug. 31, 2009, the fair value of the 5½% 2035 Senior Notes was $405 million. A 1 percentage point change in the interest rates would change the fair value of the 5½% 2035 Senior Notes by $62 million.

In April 2008, Monsanto issued $300 million of 5⅛% Senior Notes due 2018. As of Aug. 31, 2009, the fair value of the 5⅛% 2018 Senior Notes was $319 million. A 1 percentage point change in the interest rates would change the fair value of the 5⅛% 2018 Senior Notes by $23 million.

In April 2008, Monsanto issued $250 million of 5⅞% Senior Notes due 2038. As of Aug. 31, 2009, the fair value of the 5⅞% 2038 Senior Notes was $268 million. A 1 percentage point change in the interest rates would change the fair value of the 5⅞% 2038 Senior Notes by $43 million.

In March 2009, Monsanto entered into forward-starting interest rate swaps with a total notional amount of $250 million. As of Aug. 31, 2009, the fair value of the forward-starting interest rate swap was $14 million. A 1 percentage point change in interest rates would change the fair value of the forward-starting interest rate swap by $2 million.

Foreign Currency Fluctuations: In managing foreign currency risk, Monsanto focuses on reducing the volatility in consolidated cash flow and earnings caused by fluctuations in exchange rates. We use foreign-currency forward exchange contracts and foreign-currency options to manage the net currency exposure, in accordance with established hedging policies. Monsanto hedges recorded commercial transaction exposures, intercompany loans, net investments in foreign subsidiaries, and forecasted transactions. The company's significant hedged positions included the European euro, the Brazilian real, the Canadian dollar, the Romanian leu and the Australian dollar. Unfavorable currency movements of 10 percent would negatively affect the fair values of the derivatives held to hedge currency exposures by $136 million.

Changes in Commodity Prices: Monsanto uses futures contracts to protect itself against commodity price increases and uses options contracts to limit the unfavorable effect that price changes could have on these purchases. The company's futures and options contracts are accounted for as cash flow hedges and are mainly in the Seeds and Genomics segment. The majority of these contracts hedge the committed or future purchases of, and the carrying value of payables to growers for, soybean and corn inventories. A 10 percent decrease in the prices would have a negative effect on the fair value of these instruments of $57 million. We also use natural gas and diesel swaps and natural gas options to manage energy input costs. A 10 percent decrease in price of gas and diesel would have a negative effect on the fair value of these instruments of $9 million.

Changes in Equity Prices: The company also has investments in marketable equity securities. All such investments are classified as long-term available-for-sale investments. The fair value of these investments is $25 million as of Aug. 31, 2009. These securities are listed on a stock exchange or quoted in an over-the-counter market. If the market price of the traded securities should decrease by 10 percent, the fair value of the equities would decrease by $2 million. See Note 11 — Investments and Equity Affiliates — for further details.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management Report

Monsanto Company's management is responsible for the fair presentation and consistency, in accordance with accounting principles generally accepted in the United States of America, of all the financial information included in this Form 10-K. Where necessary, the information reflects management's best estimates and judgments.

Management is also responsible for establishing and maintaining an effective system of internal control over financial reporting. The purpose of this system is to provide reasonable assurance that Monsanto's assets are safeguarded against material loss from unauthorized acquisition, use or disposition, that authorized transactions are properly recorded to permit the preparation of accurate financial information in accordance with generally accepted accounting principles, that records are maintained which accurately and fairly reflect the transactions and dispositions of the company, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the company. This system of internal control over financial reporting is supported by formal policies and procedures, including a Business Conduct program designed to encourage and assist employees in living up to high standards of integrity, as well as a Code of Ethics for Chief Executive and Senior Financial Officers. Management seeks to maintain the effectiveness of internal control over financial reporting by careful personnel selection and training, division of responsibilities, establishment and communication of policies, and ongoing internal reviews and audits. See Management's Annual Report on Internal Control over Financial Reporting for Management's conclusion of the effectiveness of Monsanto's internal control over financial reporting as of Aug. 31, 2009.

Monsanto's consolidated financial statements have been audited by Deloitte & Touche LLP, independent registered public accounting firm. Their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and included a test of financial controls, tests of accounting records, and such other procedures as they considered necessary in the circumstances.

The Audit and Finance Committee, composed entirely of outside directors, meets regularly with management, with the internal auditors and with the independent registered public accounting firm to review accounting, financial reporting, auditing and internal control matters. The committee has direct and private access to the registered public accounting firm and internal auditors.

Hugh Grant
Chairman, President and Chief Executive Officer

Carl M. Casale
Executive Vice President and Chief Financial Officer

Oct. 27, 2009

Management's Annual Report on Internal Control over Financial Reporting

Management of Monsanto Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In conducting our evaluation of the effectiveness of our internal control over financial reporting as of Aug. 31, 2009, we have excluded the acquisition of Aly Participacoes Ltda., as permitted by the guidance issued by the Office of the Chief Accountant of the Securities and Exchange Commission. This acquisition was completed in the second quarter of 2009 and in total constituted less than 1 percent of total assets as of Aug. 31, 2009, and less than 1 percent of total revenues for the fiscal year then ended. See Note 4 — Business Combinations — for a further discussion of this acquisition and its impact on Monsanto's Consolidated Financial Statements.

Based on our evaluation under the COSO framework, management concluded that the company maintained effective internal control over financial reporting as of Aug. 31, 2009.

The company's independent registered public accounting firm, Deloitte & Touche LLP, was appointed by the Audit and Finance Committee of the company's Board of Directors, and ratified by the company's shareowners. Deloitte & Touche LLP has audited and reported on the Consolidated Financial Statements of Monsanto Company and subsidiaries and the effectiveness of the company's internal control over financial reporting. The reports of the independent registered public accounting firm are contained in Item 8 of this Annual Report.

Hugh Grant
Chairman, President and Chief Executive Officer

Carl M. Casale
Executive Vice President and Chief Financial Officer

Oct. 27, 2009

Report of Independent Registered Public Accounting Firm

To the Shareowners of Monsanto Company:

We have audited the internal control over financial reporting of Monsanto Company and subsidiaries (the "Company") as of August 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Aly Participacoes Ltda. ("Aly"), which was acquired on December 2, 2008. This acquisition constitutes less than 1% of total assets and total revenues of the consolidated financial statement amounts as of and for the year ended August 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at Aly. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statement of consolidated financial position as of August 31, 2009 and the related statements of consolidated operations, cash flows, shareowners' equity, and comprehensive income for year ended August 31, 2009, of the Company and our report dated October 27, 2009 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*; Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109;* and Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, effective September 1, 2008, September 1, 2007, and August 31, 2007, respectively.

Deloitte & Touche LLP

St. Louis, Missouri
October 27, 2009

Report of Independent Registered Public Accounting Firm

To the Shareowners of Monsanto Company:

We have audited the accompanying statements of consolidated financial position of Monsanto Company and subsidiaries (the "Company") as of August 31, 2009 and 2008, and the related statements of consolidated operations, cash flows, shareowners' equity, and comprehensive income for each of the three years in the period ended August 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Monsanto Company and subsidiaries as of August 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 15 and Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*; Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109;* and Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),* effective September 1, 2008, September 1, 2007, and August 31, 2007, respectively.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 27, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

St. Louis, Missouri
October 27, 2009

Statements of Consolidated Operations

(Dollars in millions, except per share amounts)	Year Ended Aug. 31, 2009	2008	2007
Net Sales	**$11,724**	$11,365	$8,349
Cost of goods sold	**4,962**	5,188	4,119
Gross Profit	**6,762**	6,177	4,230
Operating Expenses:			
Selling, general and administrative expenses	**2,037**	2,312	1,858
Research and development expenses	**1,098**	980	770
Acquired in-process research and development	**163**	164	193
Restructuring charges	**361**	—	—
Total Operating Expenses	**3,659**	3,456	2,821
Income from Operations	**3,103**	2,721	1,409
Interest expense	**129**	110	136
Interest income	**(71)**	(132)	(120)
Solutia-related (income) expenses, net	**—**	(187)	40
Other expense, net	**78**	4	25
Income from Continuing Operations Before Income Taxes and Minority Interest	**2,967**	2,926	1,328
Income tax provision	**845**	899	403
Minority interest expense	**24**	20	12
Income from Continuing Operations	**2,098**	2,007	913
Discontinued Operations:			
Income from operations of discontinued businesses	**19**	20	52
Income tax provision (benefit)	**8**	3	(28)
Income on Discontinued Operations	**11**	17	80
Net Income	**$ 2,109**	$ 2,024	$ 993
Basic Earnings per Share:			
Income from continuing operations	**$ 3.84**	$ 3.66	$ 1.68
Income on discontinued operations	**0.02**	0.03	0.15
Net Income	**$ 3.86**	$ 3.69	$ 1.83
Diluted Earnings per Share:			
Income from continuing operations	**$ 3.78**	$ 3.59	$ 1.65
Income on discontinued operations	**0.02**	0.03	0.14
Net Income	**$ 3.80**	$ 3.62	$ 1.79

The accompanying notes are an integral part of these consolidated financial statements.

Statements of Consolidated Financial Position

(Dollars in millions, except share amounts)	As of Aug. 31, 2009	2008
Assets		
Current Assets:		
Cash and cash equivalents	**$ 1,956**	$ 1,613
Trade receivables, net	**1,556**	2,067
Miscellaneous receivables	**654**	742
Deferred tax assets	**662**	338
Inventory, net	**2,934**	2,453
Assets of discontinued operations	**—**	153
Other current assets	**121**	243
Total Current Assets	**7,883**	7,609
Total property, plant and equipment	**7,158**	6,725
Less accumulated depreciation	**3,549**	3,402
Property, Plant and Equipment, Net	**3,609**	3,323
Goodwill	**3,218**	3,132
Other Intangible Assets, Net	**1,371**	1,531
Noncurrent Deferred Tax Assets	**743**	1,000
Long-Term Receivables, Net	**557**	636
Noncurrent Assets of Discontinued Operations	**—**	236
Other Assets	**496**	524
Total Assets	**$17,877**	$17,991
Liabilities and Shareowners' Equity		
Current Liabilities:		
Short-term debt, including current portion of long-term debt	**$ 79**	$ 24
Accounts payable	**676**	1,090
Income taxes payable	**79**	161
Accrued compensation and benefits	**263**	441
Accrued marketing programs	**934**	754
Deferred revenues	**219**	867
Grower production accruals	**139**	172
Dividends payable	**145**	132
Customer payable	**307**	—
Restructuring reserves	**286**	—
Liabilities of discontinued operations	**—**	26
Miscellaneous short-term accruals	**629**	772
Total Current Liabilities	**3,756**	4,439
Long-Term Debt	**1,724**	1,792
Postretirement Liabilities	**793**	590
Long-Term Deferred Revenue	**488**	566
Noncurrent Deferred Tax Liabilities	**153**	204
Long-Term Portion of Environmental and Litigation Liabilities	**197**	226
Noncurrent Liabilities of Discontinued Operations	**—**	52
Other Liabilities	**710**	748
Commitments and Contingencies (see Note 25)		
Shareowners' Equity:		
Common stock (authorized: 1,500,000,000 shares, par value $0.01) Issued 585,557,964 and 583,581,984 shares, respectively; Outstanding 545,407,427 and 548,592,933 shares, respectively	**6**	6
Treasury stock 40,150,537 and 34,989,051 shares, respectively, at cost	**(1,577)**	(1,177)
Additional contributed capital	**9,695**	9,495
Retained earnings	**2,682**	1,138
Accumulated other comprehensive loss	**(744)**	(78)
Reserve for ESOP debt retirement	**(6)**	(10)
Total Shareowners' Equity	**10,056**	9,374
Total Liabilities and Shareowners' Equity	**$17,877**	$17,991

The accompanying notes are an integral part of these consolidated financial statements.

Statements of Consolidated Cash Flows

(Dollars in millions)	Year Ended Aug. 31, 2009	2008	2007
Operating Activities:			
Net Income	**$ 2,109**	$ 2,024	$ 993
Adjustments to reconcile cash provided by operating activities:			
Items that did not require (provide) cash:			
Depreciation and amortization	**548**	573	527
Bad-debt expense	**49**	57	70
Receipt of securities from Solutia settlement	**—**	(38)	—
Stock-based compensation expense	**116**	90	73
Excess tax benefits from stock-based compensation	**(35)**	(198)	(83)
Deferred income taxes	**264**	47	(89)
Restructuring charges	**361**	—	—
Equity affiliate expense, net	**(22)**	(2)	34
Acquired in-process research and development	**163**	164	193
Net gain on sales of a business or other assets	**(66)**	—	(73)
Other items	**(11)**	7	15
Changes in assets and liabilities that provided (required) cash, net of acquisitions:			
Trade receivables, net	**526**	(318)	(2)
Inventory, net	**(638)**	(691)	60
Deferred revenues	**(700)**	492	129
Accounts payable and other accrued liabilities	**(327)**	889	147
Pension contributions	**(187)**	(120)	(60)
Net investment hedge settlement	**35**	(124)	(23)
Other items	**51**	(53)	(57)
Net Cash Provided by Operating Activities	**2,236**	2,799	1,854
Cash Flows Provided (Required) by Investing Activities:			
Purchases of short-term investments	**—**	(132)	(59)
Maturities of short-term investments	**132**	59	22
Capital expenditures	**(916)**	(918)	(509)
Acquisitions of businesses, net of cash acquired	**(329)**	(1,007)	(1,679)
Purchases of long-term equity securities	**(7)**	(78)	—
Technology and other investments	**(72)**	(41)	(54)
Proceeds from divestiture of a business	**300**	—	317
Other investments and property disposal proceeds	**169**	90	51
Net Cash Required by Investing Activities	**(723)**	(2,027)	(1,911)
Cash Flows Provided (Required) by Financing Activities:			
Net change in financing with less than 90-day maturities	**(142)**	92	(5)
Short-term debt proceeds	**75**	—	8
Short-term debt reductions	**(45)**	(10)	(8)
Long-term debt proceeds	**—**	546	8
Long-term debt reductions	**(71)**	(254)	(281)
Payments on other financing	**(6)**	(3)	(16)
Debt issuance costs	**—**	(5)	—
Treasury stock purchases	**(398)**	(361)	(197)
Stock option exercises	**39**	114	83
Excess tax benefits from stock-based compensation	**35**	198	83
Dividend payments	**(552)**	(419)	(258)
Net Cash Required by Financing Activities	**(1,065)**	(102)	(583)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(105)**	77	46
Net Increase (Decrease) in Cash and Cash Equivalents	**343**	747	(594)
Cash and Cash Equivalents at Beginning of Period	**1,613**	866	1,460
Cash and Cash Equivalents at End of Period	**$ 1,956**	$ 1,613	$ 866

See Note 24 — Supplemental Cash Flow Information — for further details.
The accompanying notes are an integral part of these consolidated financial statements.

Statements of Consolidated Shareowners' Equity

(Dollars in millions, except per share amounts)	Common Stock	Treasury Stock	Additional Contributed Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)[1]	Reserve for ESOP Debt	Total
Balance as of Sept. 1, 2006	$ 6	$ (623)	$8,879	$(1,099)	$(623)	$(15)	$ 6,525
Net income	—	—	—	993	—	—	993
Treasury stock purchases	—	(191)	—	—	—	—	(191)
Restricted stock withholding	—	—	(11)	—	—	—	(11)
Grants of restricted stock (83,500 shares)	—	—	1	—	—	—	1
Issuance of shares under employee stock plans	—	—	83	—	—	—	83
Excess tax benefits from stock-based compensation	—	—	83	—	—	—	83
Stock-based compensation expense	—	—	71	—	—	—	71
Cash dividends of $0.55 per common share	—	—	—	(299)	—	—	(299)
Foreign currency translation	—	—	—	—	248	—	248
Minimum pension liability, net of tax	—	—	—	—	46	—	46
Realized and unrealized gain on investments, net of tax	—	—	—	—	(18)	—	(18)
Accumulated derivative gain, net of tax	—	—	—	—	14	—	14
Allocation of ESOP shares, net of dividends received	—	—	—	—	—	2	2
Adjustment to initially apply SFAS 158, net of tax[2]	—	—	—	—	(44)	—	(44)
Balance as of Aug. 31, 2007	$ 6	$ (814)	$9,106	$ (405)	$(377)	$(13)	$ 7,503
Net income	—	—	—	2,024	—	—	2,024
Treasury stock purchases	—	(363)	—	—	—	—	(363)
Restricted stock withholding	—	—	(11)	—	—	—	(11)
Issuance of shares under employee stock plans	—	—	114	—	—	—	114
Excess tax benefits from stock-based compensation	—	—	198	—	—	—	198
Stock-based compensation expense	—	—	88	—	—	—	88
Cash dividends of $0.83 per common share	—	—	—	(456)	—	—	(456)
Foreign currency translation	—	—	—	—	346	—	346
Minimum pension liability, net of tax	—	—	—	—	(99)	—	(99)
Realized and unrealized gain on investments, net of tax	—	—	—	—	(5)	—	(5)
Accumulated derivative gain, net of tax	—	—	—	—	57	—	57
Allocation of ESOP shares, net of dividends received	—	—	—	—	—	3	3
Adjustment to initially apply FIN 48	—	—	—	(25)	—	—	(25)
Balance as of Aug. 31, 2008	$ 6	$(1,177)	$9,495	$ 1,138	$ (78)	$(10)	$ 9,374
Net income	**—**	**—**	**—**	**2,109**	**—**	**—**	**2,109**
Treasury stock purchases	**—**	**(400)**	**—**	**—**	**—**	**—**	**(400)**
Restricted stock withholding	**—**	**—**	**(7)**	**—**	**—**	**—**	**(7)**
Issuance of shares under employee stock plans	**—**	**—**	**39**	**—**	**—**	**—**	**39**
Excess tax benefits from stock-based compensation	**—**	**—**	**35**	**—**	**—**	**—**	**35**
Stock-based compensation expense	**—**	**—**	**133**	**—**	**—**	**—**	**133**
Cash dividends of $1.04 per common share	**—**	**—**	**—**	**(565)**	**—**	**—**	**(565)**
Foreign currency translation	**—**	**—**	**—**	**—**	**(333)**	**—**	**(333)**
Minimum pension liability, net of tax	**—**	**—**	**—**	**—**	**(189)**	**—**	**(189)**
Accumulated derivative loss, net of tax	**—**	**—**	**—**	**—**	**(144)**	**—**	**(144)**
Allocation of ESOP shares, net of dividends received	**—**	**—**	**—**	**—**	**—**	**4**	**4**
Balance as of Aug. 31, 2009	**$ 6**	**$(1,577)**	**$9,695**	**$ 2,682**	**$(744)**	**$ (6)**	**$10,056**

[1] See Note 22 — Accumulated Other Comprehensive Loss — for further details of the components of accumulated other comprehensive loss.

[2] Component of ending Accumulated Other Comprehensive Loss, and not a component of comprehensive income per SFAS 158. Refer to Statements of Consolidated Comprehensive Income.

The accompanying notes are an integral part of these consolidated financial statements.

Statements of Consolidated Comprehensive Income

(Dollars in millions)	Year Ended Aug. 31, 2009	2008	2007
Net Income	**$2,109**	$2,024	$ 993
Other Comprehensive Income (Loss):			
Foreign currency translation adjustments	**(333)**	346	248
Unrealized net holding (losses) gains (net of tax of $(4) in 2008 and $5 in 2007)	**—**	(5)	7
Reclassification for realized net holding gains included in income (net of tax of $(16) in 2007)	**—**	—	(25)
Unrealized net derivative (losses) gains (net of tax of $(70) in 2009, $31 in 2008 and $14 in 2007)	**(81)**	53	5
Reclassification for realized net derivative (gains) losses included in income (net of tax of $(25) in 2009, $(3) in 2008 and $1 in 2007)	**(63)**	4	9
Postretirement benefit plan activity (net of tax of $(119) in 2009, $(44) in 2008, and $33 in 2007)	**(189)**	(99)	46
Total Other Comprehensive (Loss) Income	**(666)**	299	290
Total Comprehensive Income	**$1,443**	$2,323	$1,283

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1. BACKGROUND AND BASIS OF PRESENTATION

Monsanto Company, along with its subsidiaries, is a leading global provider of agricultural products for farmers. Monsanto's seeds, biotechnology trait products, and herbicides provide farmers with solutions that improve productivity, reduce the costs of farming, and produce better foods for consumers and better feed for animals.

Monsanto manages its business in two segments: Seeds and Genomics, and Agricultural Productivity. Through the Seeds and Genomics segment, Monsanto produces leading seed brands, including *DEKALB, Asgrow, Deltapine, Seminis* and *De Ruiter*, and Monsanto develops biotechnology traits that assist farmers in controlling insects and weeds. Monsanto also provides other seed companies with genetic material and biotechnology traits for their seed brands. Through the Agricultural Productivity segment, the company manufactures *Roundup* brand herbicides and other herbicides and provides lawn-and-garden herbicide products for the residential market. See Note 26 — Segment and Geographic Data — for further details.

In the fourth quarter of 2008, the company announced plans to divest its animal agricultural products business, which focuses on dairy cow productivity (the Dairy business). This transaction was consummated on Oct. 1, 2008. In the fourth quarter of 2007, the company sold its U.S. Stoneville® and NexGen® cotton seed brands and related business assets (divested cotton businesses) as part of the U.S. Department of Justice (DOJ) approval for the acquisition of Delta and Pine Land Company (DPL). As a result, financial data for these businesses have been presented as discontinued operations as outlined below. The financial statements have been prepared in compliance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144). Accordingly, for all periods presented herein, the Statements of Consolidated Operations and Consolidated Financial Position have been conformed to this presentation. The Dairy business was previously reported as part of the Agricultural Productivity segment, and the Stoneville and NexGen businesses were previously reported as part of the Seeds and Genomics segment. See Note 29 — Discontinued Operations — for further details.

Monsanto includes the operations, assets and liabilities that were previously the agricultural business of Pharmacia Corporation (Pharmacia), which is now a subsidiary of Pfizer Inc. Monsanto was incorporated as a subsidiary of Pharmacia in February 2000. On Sept. 1, 2000, the assets and liabilities of the agricultural business were transferred from Pharmacia to Monsanto, pursuant to the terms of a separation agreement dated as of that date (the Separation Agreement), from which time the consolidated financial statements reflect the results of operations, financial position, and cash flows of the company as a separate entity responsible for procuring or providing the services and financing previously provided by Pharmacia. In October 2000, Monsanto sold approximately 15 percent of its common stock at $10 per share in an initial public offering. On Aug. 13, 2002, Pharmacia completed a spinoff of Monsanto by distributing its entire ownership interest via a tax-free dividend to Pharmacia's shareowners.

Unless otherwise indicated, "Monsanto" and "the company" are used interchangeably to refer to Monsanto Company or to Monsanto Company and its consolidated subsidiaries, as appropriate to the context.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States. These statements pertain to Monsanto and its controlled subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Investments in other companies in which Monsanto has the ability to exercise significant influence (generally through an ownership interest greater than 20 percent) are included in the other assets item in the Statements of Consolidated Financial Position. The company records minority interest expense in the Statements of Consolidated Operations for any non-owned portion of consolidated subsidiaries. Minority interest is recorded in other liabilities in the Statements of Consolidated Financial Position.

Arrangements with other business enterprises are also evaluated, and those in which Monsanto is determined to have controlling financial interest are consolidated. In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, *Consolidation of Variable Interest Entities* (FIN 46), and amended it by issuing FIN 46R in December 2003. FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interests. It concludes that, in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities is the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and results of operations of the variable interest entity in its financial statements.

Monsanto had an arrangement with a special-purpose entity to provide a financing program for selected Monsanto customers, which terminated in 2009. See Note 7 — Customer Financing Programs — for a description of this arrangement. This special-purpose entity was consolidated. For other types of variable interest entities, the company has evaluated its relationships with two entities and has determined that although the entities are variable interest entities and Monsanto holds

Notes to Consolidated Financial Statements *(continued)*

variable interests in the entities, these entities are not required to be consolidated in the company's financial statements pursuant to FIN 46R because Monsanto is not the primary beneficiary. One entity is a biotechnology company focused on plant gene research, development and commercialization, in which Monsanto had a 7 percent equity investment as of Aug. 31, 2009. Monsanto had an agreement in place under which Monsanto made payments for research services and receives rights to intellectual property developed within funded research. The entity reported total assets of $44 million and total liabilities of $4 million as of Aug. 31, 2009, and revenues of $4 million for the 12 months ended Aug. 31, 2009. The second entity is a joint venture in which the company has a 49 percent equity investment. This joint venture packages and sells seeds, with a focus on corn and sunflower seeds, and also sells and distributes agricultural chemical products. The joint venture reported total assets of $40 million and total liabilities of $18 million as of Aug. 31, 2009, and revenues of $31 million for the 12 months ended Aug. 31, 2009. As of Aug. 31, 2009, Monsanto's estimate of maximum exposure to loss as a result of its relationships with these entities was approximately $8 million, which represents Monsanto's equity investments in these entities. There were no other commitments to these entities as of Aug. 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are adjusted to reflect actual experience when necessary. Significant estimates and assumptions affect many items in the financial statements. These include allowance for doubtful trade receivables, sales returns and allowances, inventory obsolescence, income tax liabilities and assets and related valuation allowances, asset impairments, valuations of goodwill and other intangible assets, employee benefit plan liabilities, value of equity-based awards, marketing program liabilities, grower accruals (an estimate of amounts payable to farmers who grow seed for Monsanto), restructuring reserves, self-insurance reserves, environmental reserves, deferred revenue, contingencies, litigation, incentives, and the allocation of corporate costs to segments. Significant estimates and assumptions are also used to establish the fair value and useful lives of depreciable tangible and certain intangible assets. Actual results may differ from those estimates and assumptions, and such results may affect income, financial position, or cash flows.

Revenue Recognition

The company derives most of its revenue from three main sources: sales of branded conventional seed and branded seed with biotechnology traits; royalties and license revenues from licensed biotechnology traits and genetic material; and sales of agricultural chemical products.

Revenues from all branded seed sales are recognized when the title to the products is transferred. When the right of return exists in the company's seed business, sales revenues are reduced at the time of sale to reflect expected returns. In order to estimate the expected returns, management analyzes historical returns, economic trends, market conditions, and changes in customer demand.

Revenues for agricultural chemical products are recognized when title to the products is transferred. The company recognizes revenue on products it sells to distributors when, according to the terms of the sales agreements, delivery has occurred, performance is complete, no right of return exists, and pricing is fixed or determinable at the time of sale.

There are several additional conditions for recognition of revenue including that the collection of sales proceeds must be reasonably assured based on historical experience and current market conditions and that there must be no further performance obligations under the sale or the royalty or license agreement.

Monsanto follows Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition* (SAB 104), the SEC interpretation of accounting guidelines on revenue recognition. SAB 104 primarily affects Monsanto's recognition of license revenues from biotechnology traits sold through third-party seed companies. Trait royalties and license revenues are recorded when earned, usually when the third-party seed companies sell their seeds containing Monsanto traits to growers.

To reduce credit exposure in Latin America, Monsanto collects payments on certain customer accounts in grain. Monsanto does not take ownership of the grain or the associated inventory risk and therefore does not record revenue or the related cost of sales for the grain. Such payments in grain are negotiated at the time Monsanto's products are sold to the customers and are valued at the prevailing grain commodity prices on that day. By entering into forward sales contracts with grain merchants, Monsanto mitigates the commodity price exposure from the time a contract is signed with a customer until the time the grain is collected from the customer by a grain merchant on Monsanto's behalf. The grain merchant converts the grain to cash for Monsanto.

Shipping and Handling Costs

Following the guidance of Emerging Issues Task Force (EITF) Issue No. 00-10, *Accounting for Shipping and Handling Fees and Costs*, Monsanto records outward freight, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of the company's distribution network in cost of goods sold.

Notes to Consolidated Financial Statements *(continued)*

Marketing and Advertising Costs

Promotional and advertising costs are expensed as incurred and are included in selling, general and administrative expenses in the Statements of Consolidated Operations. Accrued marketing program costs are recorded in accordance with EITF Issue No. 01-9, *Accounting for Consideration Given by a Vendor to a Customer*, based on specific performance criteria met by our customers, such as purchase volumes, promptness of payment, and market share increases. The company introduced new marketing programs during 2009 that provide certain customers price protection consideration if standard published prices fall lower than the price the distributor paid on eligible products. The associated cost of marketing programs is recorded in net sales in the Statements of Consolidated Operations. As actual expenses are not known at the time of the sale, an estimate based on the best available information (such as historical experience and market research) is used as a basis for the liability. Management analyzes and reviews the marketing program balances on a quarterly basis and adjustments are recorded as appropriate. Under certain marketing programs, product performance and variations in weather can result in free product to customers. The associated cost of this free product is recognized as cost of goods sold in the Statements of Consolidated Operations.

Research and Development Costs

The company accounts for research and development (R&D) costs in accordance with SFAS No. 2, *Accounting for Research and Development Costs* (SFAS 2). Under SFAS 2, all R&D costs must be charged to expense as incurred. Accordingly, internal R&D costs are expensed as incurred. Third-party R&D costs are expensed when the contracted work has been performed or as milestone results have been achieved. Acquired in-process R&D (IPR&D) costs with no alternative future uses are expensed in the period acquired. The costs of purchased IPR&D that have alternative future uses are capitalized and amortized over the estimated useful life of the asset. The costs associated with equipment or facilities acquired or constructed for R&D activities that have alternative future uses are capitalized and depreciated on a straight-line basis over the estimated useful life of the asset. The amortization and depreciation for such capitalized assets are charged to R&D expenses. In fiscal year 2007, Monsanto and BASF announced a long-term joint R&D and commercialization collaboration in plant technology that will focus on high-yielding crops and crops that are tolerant to adverse conditions. The collaboration resulted in shared R&D costs. Only Monsanto's portion has been included in research and development expenses in the Statements of Consolidated Operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Management regularly assesses the likelihood that deferred tax assets will be recovered from future taxable income, and to the extent management believes that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established. When a valuation allowance is established, increased or decreased, an income tax charge or benefit is included in the consolidated financial statements and net deferred tax assets are adjusted accordingly. The net deferred tax assets as of Aug. 31, 2009, represent the estimated future tax benefits to be received from taxing authorities or future reductions of taxes payable.

On Sept. 1, 2007, Monsanto adopted the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48). Under this Interpretation, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. Tax authorities regularly examine the company's returns in the jurisdictions in which Monsanto does business. Management regularly assesses the tax risk of the company's return filing positions and believes its accruals for uncertain tax benefits are adequate as of Aug. 31, 2009.

Cash and Cash Equivalents

All highly liquid investments (defined as investments with a maturity of three months or less when purchased) are considered cash equivalents.

Accounts Receivable

The company provides an allowance for doubtful trade receivables equal to the estimated uncollectible amounts. That estimate is based on historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable.

Long-Term Investments

Monsanto has long-term investments in equity securities, which are categorized as available-for-sale. They are classified as other assets in the Statements of Consolidated Financial Position, and they are carried at fair value, with unrealized gains and losses reported in the Statements of Consolidated Shareowners' Equity in accumulated other comprehensive income (loss). If Monsanto believes that an other-than-temporary impairment exists, the investment in question is written down to market value in accordance with EITF Issue No. 03-01, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. The write-down is recorded in the Statements of Consolidated Operations as an impairment of securities. Monsanto has other long-term investments in equity securities for which market values are not readily available. These other securities and investments are carried at cost, and they are reviewed regularly to evaluate whether they have experienced a decline in fair value.

Notes to Consolidated Financial Statements *(continued)*

Fair Values of Assets and Liabilities

The recorded amounts of cash, trade receivables, miscellaneous receivables, third-party guarantees, accounts payable, grower accruals, accrued marketing programs, miscellaneous short-term accruals, and short-term debt approximate their fair values. For financial assets and liabilities, fair values are based on quoted market prices, estimates from brokers, and other appropriate valuation techniques. See Note 15 — Fair Value Measurements — and Note 16 — Financial Instruments — for further details, including management's responsibilities for determining these fair values. The fair value estimates do not necessarily reflect the values that could be realized in the current market on any one day.

Inventory Valuation

Inventories are stated at the lower of cost or market, and the inventory reserve reduces the cost basis of inventory. Inventories are valued as follows:

- *Seeds and Genomics:* Actual cost is used to value raw materials such as treatment chemicals and packaging, as well as goods in process. Costs for substantially all finished goods, which include the cost of carryover crops from the previous year, are valued at weighted-average actual cost. Weighted-average actual cost includes field growing and harvesting costs, plant conditioning and packaging costs, and manufacturing overhead costs.
- *Agricultural Productivity:* Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value finished goods and goods in process. Variances, exclusive of abnormally low volume and operating performance, are capitalized into inventory. Standard cost includes direct labor and raw materials, and manufacturing overhead based on normal capacity. The cost of the Agricultural Productivity segment inventories in the United States (approximately 14 percent and 10 percent of total inventories as of Aug. 31, 2009, and Aug. 31, 2008, respectively) is determined by using the last-in, first-out (LIFO) method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods. The cost of inventories outside of the United States, as well as supplies inventories in the United States, is determined by using the first-in, first-out (FIFO) method; FIFO is used outside of the United States because the requirements in the countries where Monsanto maintains inventories generally do not allow the use of the LIFO method. Inventories at FIFO approximate current cost.

In accordance with SFAS No. 151, *Inventory Costs — an amendment of ARB No. 43, Chapter 4*, Monsanto records abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) as current period charges and allocates fixed production overhead to the costs of conversion based on the normal capacity of the production facilities.

Goodwill

Monsanto follows the guidance of SFAS No. 141, *Business Combinations*, in recording the goodwill arising from a business combination as the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed.

Under SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized and is subject to annual impairment tests. A fair-value-based test is applied at the reporting unit level, which is generally at or one level below the operating segment level. The test compares the fair value of the company's reporting units to the carrying value of those reporting units. This test requires various judgments and estimates. The fair value of goodwill is determined using an estimate of future cash flows of the reporting unit and a risk-adjusted discount rate to compute a net present value of future cash flows. An adjustment to goodwill will be recorded for any goodwill that is determined to be impaired. Impairment of goodwill is measured as the excess of the carrying amount of goodwill over the fair values of recognized and unrecognized assets and liabilities of the reporting unit. Goodwill is tested for impairment at least annually, or more frequently if events or circumstances indicate it might be impaired. Goodwill was last tested for impairment as of March 1, 2009. See Note 10 — Goodwill and Other Intangible Assets — for further discussion of the annual impairment test.

Other Intangible Assets

Other intangible assets consist primarily of acquired seed germplasm, acquired biotechnology intellectual property, trademarks and customer relationships. Seed germplasm is the genetic material used in new seed varieties. Germplasm is amortized on a straight-line basis over useful lives ranging from five years for completed technology germplasm to a maximum of 30 years for certain core technology germplasm. Completed technology germplasm consists of seed hybrids and varieties that are commercially available. Core technology germplasm is the collective germplasm of inbred and hybrid seeds and has a longer useful life as it is used to develop new seed hybrids and varieties. Acquired biotechnology intellectual property includes intangible assets related to acquisitions and licenses through which Monsanto has acquired the rights to various research and discovery technologies. These encompass intangible assets such as enabling processes and data libraries necessary to support the integrated genomics and biotechnology platforms. These intangible assets have alternative future uses and are amortized over useful lives ranging from two to 15 years. The useful lives of acquired germplasm and acquired biotechnology intellectual property are determined based on consideration of several factors including the nature of the asset, its expected use, length of licensing agreement or patent and the period over which benefits are expected to be received from the use of the asset.

Monsanto has a broad portfolio of trademarks and patents, including trademarks for *Roundup* (for herbicide products); *Roundup Ready, Bollgard, Bollgard II, YieldGard, YieldGard VT*

Notes to Consolidated Financial Statements *(continued)*

and *Roundup Ready 2 Yield* (for traits); *DEKALB, Asgrow, Deltapine* and *Vistive* (for agricultural seeds); *Seminis* and *De Ruiter* (for vegetable seeds); and patents for our insect-protection traits, formulations used to make our herbicides and various manufacturing processes. The amortization period for trademarks and patents ranges from two to 30 years. Trademarks are amortized on a straight-line basis over their useful lives. The useful life of a trademark is determined based on the estimated market-life of the associated company, brand or product. Patents are amortized on a straight-line basis over the period in which the patent is legally protected, the period over which benefits are expected to be received, or the estimated market-life of the product with which the patent is associated, whichever is shorter.

In conjunction with acquisitions, Monsanto obtains access to the distribution channels and customer relationships of the acquired companies. These relationships are expected to provide economic benefits to Monsanto. The amortization period for customer relationships ranges from three to 20 years, and amortization is recognized on a straight-line basis over these periods. The amortization period of customer relationships represents management's best estimate of the expected usage or consumption of the economic benefits of the acquired assets, which is based on the company's historical experience of customer attrition rates.

In accordance with SFAS 144, all amortizable intangible assets are assessed for impairment whenever events indicate a possible loss. Such an assessment involves estimating undiscounted cash flows over the remaining useful life of the intangible. If the review indicates that undiscounted cash flows are less than the recorded value of the intangible asset, the carrying amount of the intangible is reduced by the estimated cash-flow shortfall on a discounted basis, and a corresponding loss is charged to the Statement of Consolidated Operations. See Note 10 — Goodwill and Other Intangible Assets — for further discussion of Monsanto's intangible assets.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Additions and improvements are capitalized; these include all material, labor, and engineering costs to design, install or improve the asset and interest costs on construction projects. Such costs are not depreciated until they are placed in service. Routine repairs and maintenance are expensed as incurred. The cost of plant and equipment is depreciated using the straight-line method over the estimated useful life of the asset — weighted-average periods of approximately 25 years for buildings, 10 years for machinery and equipment and seven years for software. In compliance with SFAS 144, long-lived assets are reviewed for impairment whenever in management's judgment conditions indicate a possible loss. Such impairment tests compare estimated undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its fair value or, if fair value is not readily determinable, to an estimated fair value based on discounted cash flows.

Monsanto follows SFAS No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting for and reporting of costs and obligations associated with the retirement of tangible long-lived assets. Monsanto has asset retirement obligations with carrying amounts totaling $61 million and $58 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively, primarily relating to its manufacturing facilities. The change in carrying value as of Aug. 31, 2009, consisted of $5 million for accretion expense offset by $2 million in decreased costs.

Environmental Remediation Liabilities

Monsanto follows AICPA Statement of Position 96-1, *Environmental Remediation Liabilities*, which provides guidance for recognizing, measuring and disclosing environmental remediation liabilities. Monsanto accrues these costs in the period when responsibility is established and when such costs are probable and reasonably estimable based on current law and existing technology. Postclosure and remediation costs for hazardous waste sites and other waste facilities at operating locations are accrued over the estimated life of the facility, as part of its anticipated closure cost.

Litigation and Other Contingencies

Monsanto is involved in various intellectual property, biotechnology, tort, contract, antitrust, employee benefit, environmental and other litigation, claims and legal proceedings; environmental remediation; and government investigations (see Note 25 — Commitments and Contingencies). Management routinely assesses the likelihood of adverse judgments or outcomes to those matters, as well as ranges of probable losses, to the extent losses are reasonably estimable. In accordance with SFAS No. 5, *Accounting for Contingencies* (SFAS 5), accruals for such contingencies are recorded to the extent that management concludes their occurrence is probable and the financial impact, should an adverse outcome occur, is reasonably estimable. Disclosure for specific legal contingencies is provided if the likelihood of occurrence is at least reasonably possible and the exposure is considered material to the consolidated financial statements. In making determinations of likely outcomes of litigation matters, management considers many factors. These factors include, but are not limited to, past experience, scientific and other evidence, interpretation of relevant laws or regulations and the specifics and status of each matter. If the assessment of the various factors changes, the estimates may change. That may result in the recording of an accrual or a change in a previously recorded accrual. Predicting the outcome of claims and litigation and estimating related costs and exposure involves substantial uncertainties that could cause actual costs to vary materially from estimates and accruals.

Notes to Consolidated Financial Statements *(continued)*

Guarantees

Monsanto is subject to various commitments under contractual and other commercial obligations. The company recognizes liabilities for contingencies and commitments under FIN No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, an interpretation of SFAS No. 5, 57 and 107, and rescission of FIN No. 34* (FIN 45). For additional information on the company's commitments and other contractual and commercial obligations, see Note 25 — Commitments and Contingencies.

Foreign Currency Translation

The financial statements for most of Monsanto's ex-U.S. operations are translated to U.S. dollars at current exchange rates. For assets and liabilities, the year-end rate is used. For revenues, expenses, gains and losses, the average rate for the period is used. Unrealized currency adjustments in the Statements of Consolidated Financial Position are accumulated in equity as a component of accumulated other comprehensive income (loss). The financial statements of ex-U.S. operations in highly inflationary economies are translated at either current or historical exchange rates, in accordance with SFAS No. 52, *Foreign Currency Translation*. These currency adjustments are included in net income. Based on the Consumer Price Index (CPI), Monsanto designated Venezuela as a hyperinflationary country effective June 1, 2009.

Significant translation exposures include the Brazilian real, the European euro, the Canadian dollar and the Romanian leu. Currency restrictions are not expected to have a significant effect on Monsanto's cash flow, liquidity, or capital resources.

Derivatives and Other Financial Instruments

Monsanto uses financial derivative instruments to limit its exposure to changes in foreign currency exchange rates, commodity prices, and interest rates. Monsanto does not use financial derivative instruments for the purpose of speculating in foreign currencies, commodities or interest rates. Monsanto continually monitors its underlying market risk exposures and believes that it can modify or adapt its hedging strategies as needed.

In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), SFAS No. 149, *Amendment of Statement 133 Derivative Instruments and Hedging Activities* (SFAS 149), and SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS 161), all derivatives, whether designated for hedging relationships or not, are recognized in the Statements of Consolidated Financial Position at their fair value. At the time a derivative contract is entered into, Monsanto designates each derivative as: (1) a hedge of the fair value of a recognized asset or liability (a fair-value hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a cash-flow hedge), (3) a foreign-currency fair-value or cash-flow hedge (a foreign-currency hedge), (4) a foreign-currency hedge of the net investment in a foreign subsidiary, or (5) a derivative that does not qualify for hedge accounting treatment.

Changes in the fair value of a derivative that is highly effective, and that is designated as and qualifies as a fair-value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, are recorded currently in net income. Changes in the fair value of a derivative that is highly effective, and that is designated as and qualifies as a cash-flow hedge, to the extent that the hedge is effective, are recorded in accumulated other comprehensive income (loss), until net income is affected by the variability from cash flows of the hedged item. Any hedge ineffectiveness is included in current-period net income. Changes in the fair value of a derivative that is highly effective, and that is designated as and qualifies as a foreign-currency hedge, are recorded either in current-period earnings or in accumulated other comprehensive income (loss), depending on whether the hedging relationship satisfies the criteria for a fair-value or cash-flow hedge. Changes in the fair value of a derivative that is highly effective, and that is designated as a foreign-currency hedge of the net investment in a foreign subsidiary, are recorded in the accumulated foreign currency translation. Changes in the fair value of derivative instruments not designated as hedges are reported currently in earnings.

Monsanto formally and contemporaneously documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and its strategy for undertaking various hedge transactions. This includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges either to specific assets and liabilities on the Statements of Consolidated Financial Position, or to firm commitments or forecasted transactions. Monsanto formally assesses a hedge at its inception and on an ongoing basis thereafter to determine whether the hedging relationship between the derivative and the hedged item is still highly effective, and whether it is expected to remain highly effective in future periods, in offsetting changes in fair value or cash flows. When derivatives cease to be highly effective hedges, Monsanto discontinues hedge accounting prospectively.

Monsanto occasionally uses interest rate derivatives to reduce interest rate risk and to manage the interest rate sensitivity of its debt. The company also uses natural gas and diesel swaps to manage risk associated with energy input costs.

Pension and Postretirement Plans

Monsanto has various defined benefit and postretirement plans. Monsanto generally amortizes unrecognized actuarial gains and losses on a straight-line basis over the remaining estimated service life of participants. The measurement date for most plans is August 31. See Note 17 — Postretirement Benefits — Pensions and Note 18 — Postretirement Benefits — Health Care and Other Postemployment Benefits — for a full description of these plans and the accounting and funding policies.

Notes to Consolidated Financial Statements *(continued)*

Adoption of SFAS 158

In September 2006, the FASB issued SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans* (SFAS 158). As required, the company adopted this statement effective Aug. 31, 2007. The initial recognition of the underfunded status resulted in a pre-tax charge of $72 million ($44 million aftertax) to accumulated other comprehensive loss.

The following table provides a breakdown of the incremental effect of applying this statement on individual line items in the Consolidated Statement of Financial Position as of Aug. 31, 2007:

	Year Ended Aug. 31, 2007		
(Dollars in millions)	Before Adoption of SFAS 158	Increase/ (Decrease) Required by SFAS 158	After Adoption of SFAS 158
Other Intangible Assets — Net	$1,427	$(12)	$1,415
Noncurrent Deferred Tax Assets	700	30	730
Other Assets	398	(4)	394
Miscellaneous Short-term Accruals	689	9	698
Postretirement Liabilities	496	46	542
Other Liabilities	492	3	495
Accumulated Other Comprehensive Loss	(333)	(44)	(377)

Stock-Based Compensation

In accordance with SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R), Monsanto measures and recognizes compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. See Note 20 — Stock-Based Compensation Plans — for further details.

NOTE 3. NEW ACCOUNTING STANDARDS

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162* (SFAS 168). This statement establishes the FASB Accounting Standards Codification as the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. SFAS 168 is effective for financial statements issued for interim and annual periods ending after Sept. 15, 2009. Accordingly, Monsanto will adopt this statement in first quarter fiscal year 2010.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46R* (SFAS 167). SFAS 167 amends FIN 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R) to require an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This statement requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This statement is effective for fiscal years beginning after Nov. 15, 2009. Accordingly, Monsanto will adopt SFAS 167 in fiscal year 2011. The company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets* (SFAS 166). SFAS 166 removes the concept of a qualifying special-purpose entity (QSPE) from SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* (SFAS 140) and removes the exception from applying FIN 46R. This statement also clarifies the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. This statement is effective for fiscal years beginning after Nov. 15, 2009. Accordingly, Monsanto will adopt SFAS 166 in fiscal year 2011. The company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* (SFAS 165). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This statement is effective for interim and annual periods ending after June 15, 2009. Accordingly, Monsanto adopted SFAS 165 prospectively in fourth quarter fiscal year 2009. The adoption of this standard did not have a material effect on the consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position (FSP) SFAS No. 107-1 and Accounting Principles Board (APB) Opinion No. 28-1, *Interim Disclosures about Fair Value of Financial Instruments* (FSP SFAS 107-1 and APB 28-1). This FSP extends the requirements of SFAS No. 107, *Disclosures about Fair Value of Financial Instruments* (SFAS 107) to interim financial statements of publicly traded companies. FSP SFAS 107-1 and APB 28-1 requires that disclosures provide quantitative and qualitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments listed in SFAS 107. This FSP is effective prospectively for interim reporting periods ending after June 15, 2009. Accordingly, Monsanto will adopt this FSP in first quarter fiscal year 2010. The company is currently evaluating the disclosure impact of adopting FSP SFAS 107-1 and APB 28-1 on the consolidated financial statements.

In April 2009, the FASB issued FSP SFAS No. 141R-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies*, (FSP SFAS 141R-1). This FSP amends and clarifies SFAS No. 141 (revised 2007), *Business Combinations* (SFAS 141R), to require that an acquirer recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value of such an asset acquired or liability assumed cannot be determined, the acquirer should apply the provisions of SFAS 5, to determine whether the

Notes to Consolidated Financial Statements *(continued)*

contingency should be recognized at the acquisition date or after it. FSP SFAS 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is after the beginning of the first annual reporting period beginning after Dec. 15, 2008. Accordingly, Monsanto will adopt FSP SFAS 141R-1 prospectively in fiscal year 2010.

In December 2008, the EITF issued EITF Issue No. 08-7, *Accounting for Defensive Intangible Assets* (EITF 08-7). This issue clarifies the accounting for defensive assets, which are separately identifiable intangible assets acquired in an acquisition which an entity does not intend to actively use but does intend to prevent others from using. EITF 08-7 requires an acquirer to account for these assets as a separate unit of accounting, which should be amortized to expense over the period the asset diminishes in value. This issue is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after Dec. 15, 2008. Accordingly, Monsanto will adopt EITF 08-7 prospectively in fiscal year 2010.

In December 2008, the FASB issued FSP SFAS No. 132R-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* (FSP SFAS 132R-1). This statement provides additional guidance regarding disclosures about plan assets of defined benefit pension or other postretirement plans. This FSP is effective for financial statements issued for fiscal years ending after Dec. 15, 2009. Accordingly, Monsanto will adopt FSP SFAS 132R-1 in fiscal year 2010. The company is currently evaluating the disclosure impact of adopting this FSP on the consolidated financial statements.

In June 2008, the FASB issued FSP EITF Issue No. 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* (FSP EITF 03-6-1). FSP EITF 03-6-1 requires unvested share-based payment awards that contain rights to receive non-forfeitable dividends or dividend equivalents to be included in the two-class method of computing earnings per share as described in SFAS No. 128, *Earnings per Share*. This FSP is effective for financial statements issued for fiscal years beginning after Dec. 15, 2008, and interim periods within those years. Accordingly, Monsanto will adopt FSP EITF 03-6-1 in fiscal year 2010. The company is currently evaluating the impact of FSP EITF 03-6-1 on the consolidated financial statements.

In April 2008, the FASB issued FSP SFAS No. 142-3, *Determining the Useful Life of Intangible Assets* (FSP SFAS 142-3). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This FSP must be applied prospectively to intangible assets acquired after the effective date. This FSP is effective for fiscal years beginning after Dec. 15, 2008, and interim periods within those years. Accordingly, Monsanto will adopt FSP SFAS 142-3 prospectively in fiscal year 2010.

In February 2008, the FASB issued FSP SFAS No. 157-2, *Effective Date of SFAS No. 157* (FSP SFAS 157-2), which delays the effective date of SFAS 157, *Fair Value Measurements*, for nonfinancial assets and liabilities to fiscal years beginning after Nov. 15, 2008. Accordingly, Monsanto will adopt the additional requirements of SFAS 157 that were deferred by FSP SFAS 157-2 in fiscal year 2010. The company is currently evaluating the impact on the consolidated financial statements of adopting FSP SFAS 157-2.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* (SFAS 160). SFAS 160 requires an entity to clearly identify and present its ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This statement is effective for financial statements issued for fiscal years beginning after Dec. 15, 2008. Accordingly, Monsanto will adopt SFAS 160 in fiscal year 2010. The company is currently evaluating the impact of SFAS 160 on the consolidated financial statements.

In December 2007, the FASB issued SFAS 141R, which was subsequently amended by FSP SFAS 141R-1. Under SFAS 141R, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date. It further requires that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. In addition, acquired IPR&D is capitalized at fair value as an intangible asset and amortized over its estimated useful life. SFAS 141R is effective for business combinations for which the acquisition date is after the beginning of the first annual reporting period beginning after Dec. 15, 2008. Accordingly, Monsanto will adopt SFAS 141R in fiscal year 2010. The company is currently evaluating the impact of SFAS 141R on the consolidated financial statements.

NOTE 4. BUSINESS COMBINATIONS

In 2009, Monsanto paid approximately $5 million of contingent consideration related to fiscal year 2007 regional U.S. seed company acquisitions.

2009 Acquisitions: In July 2009, Monsanto acquired the assets of WestBred, LLC, a Montana-based company that specializes in wheat germplasm, for $49 million (net of cash acquired), inclusive of transaction costs of $4 million. The acquisition will bolster the future growth of Monsanto's seeds and traits platform.

Notes to Consolidated Financial Statements *(continued)*

In December 2008, Monsanto acquired 100 percent of the outstanding stock of Aly Participacoes Ltda. (Aly), which operates the sugarcane breeding and technology companies, CanaVialis S.A. and Alellyx S.A., both of which are based in Brazil, for $264 million (net of cash acquired), inclusive of transaction costs of less than $1 million.

For the fiscal year 2009 acquisitions described above, the business operations and employees of the acquired entities were included in the Seeds and Genomics segment results upon acquisition. These acquisitions were accounted for as purchase transactions. Accordingly, the assets and liabilities of the acquired entities were recorded at their estimated fair values at the dates of the acquisitions. The purchase price allocations for all fiscal year 2009 acquisitions as of Aug. 31, 2009, are preliminary and are summarized in the following table. These allocations are subject to adjustment pending further assessments, including the valuation of certain tangible and intangible assets. In addition, other assets and liabilities may be identified to which a portion of the purchase price could be allocated.

(Dollars in millions)	**Aggregate Acquisitions**
Current Assets	**$ 3**
Property, Plant and Equipment	**7**
Goodwill	**125**
Other Intangible Assets	**33**
Acquired In-process Research and Development	**163**
Other Assets	**—**
Total Assets Acquired	**331**
Current Liabilities	**6**
Other Liabilities	**2**
Total Liabilities Assumed	**8**
Net Assets Acquired	**$323**
Supplemental Information:	
Net assets acquired	**$323**
Cash acquired	**—**
Cash paid, net of cash acquired	**$323**

A charge of $163 million was recorded in R&D expenses in fiscal year 2009 for the write-off of acquired IPR&D related to 2009 acquisitions. Of the $163 million, $162 million is related to the write-off of acquired IPR&D from Aly. The Income Approach valuation method was used to determine the fair value of the research projects. In developing assumptions for the valuation model, Monsanto used historical expense of Aly and other comparable data to estimate expected pricing, margins and expense levels. Management believed that the technological feasibility of the IPR&D was not established and that the research had no alternative future uses. Accordingly, the amount allocated to IPR&D was expensed immediately, in accordance with generally accepted accounting principles. The significant assumptions used to determine the fair value of IPR&D related to the Aly acquisition were as follows:

(Dollars in millions)	
Weighted Average Discount Rate	17%
Expected Costs to Complete (undiscounted)	$166
Expected Years of Product Launches	2010 - 2019

The purchase price for these acquisitions was primarily allocated to intangible assets and goodwill. The primary items that generated the goodwill were the premiums paid by Monsanto for the right to control the businesses acquired and the value of the acquired assembled work forces. The majority of the goodwill is deductible for tax purposes. Pro forma information related to these acquisitions is not presented because the impact of these acquisitions, either individually or in the aggregate, on the company's consolidated results of operations is not considered to be significant.

As of the acquisition dates, management began to assess and formulate plans to restructure the acquired entities. These activities are accounted for in accordance with EITF 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination* (EITF 95-3), and primarily include the potential closure of certain subsidiaries. As management finalizes its plans to integrate or restructure certain activities of the acquired entities, liabilities may be recorded as part of the purchase price allocation.

The following table presents details of the acquired identifiable intangible assets:

(Dollars in millions)	Weighted-Average Life (Years)	Useful Life (Years)	**Aggregate Acquisitions**
Acquired Germplasm	10	10	**$11**
Trademarks	11	2-15	**2**
Customer Relationships	10	9-10	**16**
Other	5	3-5	**4**
Other Intangible Assets			**$33**

2008 Acquisitions: In June 2008, Monsanto acquired 100 percent of the outstanding stock of De Ruiter Seeds Group, B.V., and a related company (De Ruiter) for approximately $756 million (net of cash acquired), inclusive of transaction costs of $3 million. De Ruiter is a leading protected-culture vegetable seeds company based in the Netherlands with operations worldwide. Monsanto consummated the transaction with existing cash after receiving approvals from the appropriate regulatory authorities.

In July 2008, Monsanto acquired Marmot, S.A., which operates Semillas Cristiani Burkard, a privately held seed company headquartered in Guatemala City, Guatemala, for $135 million (net of cash acquired), inclusive of transaction costs of $3 million. The acquisition will build on Monsanto's corn

Notes to Consolidated Financial Statements *(continued)*

business leadership and enable it to offer farmers in Central America broader access to high-yielding corn seed varieties. Monsanto consummated the transaction with existing cash.

In September 2007, Monsanto acquired 100 percent of the outstanding stock of Agroeste Sementes (Agroeste), a leading Brazilian corn seed company, for approximately $91 million (net of cash acquired), inclusive of transaction costs of approximately $1 million. Agroeste focuses on hybrid corn seed production and serves farmers throughout Brazil. Monsanto consummated the transaction with cash.

In fiscal year 2008, Monsanto completed other acquisitions for approximately $18 million, inclusive of transaction costs of $2 million, and the financial results of these businesses were included in the company's consolidated financial statements from the respective dates of acquisition.

In fiscal year 2008, a charge of approximately $164 million was recorded in R&D expenses for the write-off of acquired IPR&D related to 2008 acquisitions and finalizing the purchase price allocations for 2007 acquisitions. Of the $164 million, $161 million related to the write-off of acquired IPR&D associated with plant breeding acquired in the De Ruiter acquisition. The Income Approach valuation method was used to determine the fair value of the research projects. In developing assumptions for the valuation model, Monsanto used data from comparable commercialized hybrids from De Ruiter and hybrids marketed by Monsanto's current protected-culture vegetable business to estimate expected pricing, margins and expense levels. Management believed that the technological feasibility of the IPR&D projects was not established and that the research had no alternative future uses. Accordingly, the amounts allocated to IPR&D were expensed immediately, in accordance with generally accepted accounting principles. The significant assumptions used to determine the fair value of IPR&D related to the De Ruiter acquisition were as follows:

(Dollars in millions)	
Weighted-Average Discount Rate	12%
Expected Costs to Complete	$142
Expected Years of Product Launches	2009 - 2014

As of the acquisition dates, management began to assess and formulate plans to restructure the acquired entities. These activities are accounted for in accordance with EITF 95-3 and primarily include the potential closure of certain subsidiaries. Through Aug. 31, 2009, estimated costs of $23 million have been recognized as restructuring charges in the purchase price allocations above, and $3 million has been charged against these liabilities.

All fiscal year 2008 acquisitions described above were included within the Seeds and Genomics segment from their respective dates of acquisition.

2007 Acquisitions: In June 2007, Monsanto completed the purchase of all the outstanding stock of DPL, the largest cotton seed breeder in the world, for a cash purchase price of $42 per share, or approximately $1.5 billion (net of cash acquired), inclusive of transaction costs of $38 million. The company financed the transaction using cash reserves and a short-term loan, which was subsequently refinanced with commercial paper. All commercial paper was repaid during fourth quarter 2007. The transaction was reviewed by federal and state authorities, including the DOJ, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976. In order to complete the transaction, Monsanto entered into an agreement with the DOJ. See Note 29 — Discontinued Operations — for further discussion of this agreement. Prior to the acquisition, Monsanto owned an investment in preferred stock of DPL in the amount of $20 million, which was included in the purchase price allocation. After the acquisition of DPL, the legal proceedings related to DPL were terminated.

In December 2006, Monsanto's American Seeds subsidiary acquired Fielder's Choice Direct, a U.S. seed company, for $50 million (net of cash acquired), inclusive of transaction costs of $1 million. In conjunction with this acquisition, Monsanto entered into a five-year global technology license agreement. See Note 10 — Goodwill and Other Intangible Assets — for further discussion of the agreement. In January and May 2007, Monsanto acquired two European vegetable seed companies in separate transactions for an aggregate purchase price of $61 million, inclusive of transaction costs of $10 million. Also, in fiscal year 2007, American Seeds acquired nine regional U.S. seed companies in separate transactions for an aggregate purchase price of $37 million, inclusive of transaction costs of $2 million. In addition, three of these American Seeds acquisitions have contingent consideration of up to $9 million, of which approximately $1 million was paid in 2008.

In fiscal year 2007, charges of $193 million were recorded in R&D expenses for the write-off of IPR&D. Of the $193 million, $186 million related to the write-off of acquired IPR&D associated with plant breeding acquired in the DPL acquisition. The Income Approach valuation method was used to determine the fair value of the research projects. In developing assumptions for the valuation model, Monsanto used data from comparable commercialized hybrids from DPL and hybrids marketed by Monsanto's previously owned cotton business to estimate expected pricing, margins and expense levels. Management believed that the technological feasibility of the IPR&D projects was not established and that the research had no alternative future uses. Accordingly, the amounts allocated to IPR&D were expensed immediately, in accordance with generally accepted accounting principles. The significant assumptions used to determine the fair value of IPR&D related to the DPL acquisition were as follows:

(Dollars in millions)	
Weighted-Average Discount Rate	17%
Expected Costs to Complete	$157
Expected Years of Product Launches	2008 - 2017

Notes to Consolidated Financial Statements *(continued)*

As of the acquisition dates, management began to assess and formulate plans to restructure the acquired entities. These activities are accounted for in accordance with EITF 95-3 and primarily include the potential closure of acquired facilities, the abandonment or redeployment of equipment, and employee terminations or relocations of the acquired company. Through Aug. 31, 2009, estimated costs of $16 million have been recognized as current liabilities, and $16 million has been charged against these liabilities.

All fiscal year 2007 acquisitions described above were included within the Seeds and Genomics segment from their respective dates of acquisition.

NOTE 5. RESTRUCTURING

Restructuring charges were recorded in the Statement of Consolidated Operations as follows:

(Dollars in millions)	Year Ended Aug. 31, 2009
Cost of Goods Sold[1]	**$ (45)**
Restructuring Charges[1]	**(361)**
Loss from Continuing Operations Before Income Taxes	**(406)**
Income Tax Benefit	**116**
Net Loss	**$(290)**

[1] The $45 million of restructuring charges recorded in cost of goods sold were split by segment as follows: $1 million in Agricultural Productivity and $44 million in Seeds and Genomics. The $361 million of restructuring charges were split by segment as follows: $113 million in Agricultural Productivity and $248 million in Seeds and Genomics.

On June 23, 2009, the company's Board of Directors approved a restructuring plan (2009 Restructuring Plan) to take future actions to reduce costs in light of the increased market supply environment for glyphosate. The company created a separate division for its *Roundup* and other herbicides business, which is expected to better align spending and working capital needs. This action is designed to enable Monsanto to stabilize the *Roundup* business and allow it to deliver optimal gross profit and a sustainable level of operating cash in the coming years. The company also announced that it will take steps to better align the resources of its global seeds and traits business. These actions include certain product and brand rationalization within our Vegetables business. On Sept. 9, 2009, the company committed to take additional actions related to the previously announced restructuring plan.

The following table displays the pretax charges of $406 million incurred by segment under the fiscal year 2009 restructuring plan for the year ended Aug. 31, 2009.

(Dollars in millions)	Seeds and Genomics	Agricultural Productivity	Total
Work Force Reductions	**$175**	**$ 63**	**$238**
Facility Closures / Exit Costs	**3**	**47**	**50**
Asset Impairments			
Property, plant and equipment	**31**	**4**	**35**
Inventory	**24**	**—**	**24**
Other intangible assets	**59**	**—**	**59**
Total 2009 Restructuring Charges	**$292**	**$114**	**$406**

The company's written human resource policies are indicative of an ongoing benefit arrangement with respect to severance packages. Benefits paid pursuant to an ongoing benefit arrangement are specifically excluded from SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*, therefore severance charges incurred in connection with the fiscal year 2009 Restructuring Plan are accounted for when probable and estimable as required under SFAS 112, *Employer's Accounting for Postemployment Benefits*.

In fiscal year 2009, pretax restructuring charges of $238 million were recorded related to work force reductions. Within these overall work force reductions, charges of $103 million related to site closures and downsizing in the United States in sales and marketing, manufacturing, R&D and information technology. In addition to the charges in the United States, an additional $93 million in work force reductions were incurred in Europe relating to facility closures. Charges pertaining to the acceleration of stock-based compensation of $15 million were also recorded in fiscal year 2009. The remaining $27 million relates to work force reductions in other countries not previously mentioned.

Facility closures/exit costs of $50 million relate primarily to the termination of a chemical supply contract in the United States and the termination of chemical distributor contracts in Central America.

When the decision to commit to a restructuring plan requires an asset impairment review, Monsanto evaluates such impairment issues under the provisions of SFAS 144. Certain asset impairment charges were recorded in the fourth quarter 2009 related to the decision to shut down facilities under the 2009 Restructuring Plan. These asset impairments of $118 million included $45 million recorded in cost of goods sold and the remainder in restructuring charges. Property, plant and equipment impairments of $35 million related to certain manufacturing and technology breeding facilities in the

Notes to Consolidated Financial Statements *(continued)*

United States, Europe and Central America that will be closed in fiscal year 2010. As of Aug. 31, 2009, future cash flows for these facilities were insufficient to recover the net book value of the related long-lived assets. Accordingly, an impairment charge of $35 million was recorded against these assets in the fourth quarter of 2009. Inventory impairments of $24 million were also recorded related to discontinued seed products in the United States and Europe. Other intangible impairments of $59 million related to the discontinuation of certain seed brands, which included $18 million related to the write-off of intellectual property for technology that the company elected to no longer pursue.

The following table summarizes the activities related to the company's 2009 Restructuring Plan. See Note 4 — Business Combinations — for restructuring reserves related to acquisitions.

(Dollars in millions)	Work Force Reductions	Facility Closures / Exit Costs	Asset Impairments	Total
Restructuring charges recognized in fourth quarter 2009	**$238**	**$50**	**$ 118**	**$ 406**
Cash payments	**(7)**	**—**	**—**	**(7)**
Asset impairments and write-offs	**—**	**—**	**(118)**	**(118)**
Acceleration of stock-based compensation expense in additional contributed capital	**(15)**	**—**	**—**	**(15)**
Ending Liability as of Aug. 31, 2009	**$216**	**$50**	**$ —**	**$ 266**

NOTE 6. RECEIVABLES

The following table displays a roll forward of the allowance for doubtful trade receivables for fiscal years 2007, 2008 and 2009.

(Dollars in millions)	
Balance Sept. 1, 2006	$ 298
Additions — charged to expense	70
Deductions and other[1]	(151)
Balance Aug. 31, 2007	$ 217
Additions — charged to expense	42
Deductions and other[1]	(41)
Balance Aug. 31, 2008	$ 218
Additions — charged to expense	**23**
Deductions and other[1]	**(79)**
Balance Aug. 31, 2009	**$ 162**

[1] Includes reclassifications to long-term and foreign currency translation adjustments.

The following table displays a roll forward of the allowance for doubtful long-term receivables for fiscal years 2007, 2008 and 2009. There was no allowance for doubtful long-term receivables in 2006.

(Dollars in millions)	
Balance Sept. 1, 2006	$ —
Additions — charged to expense	—
Other[1]	131
Balance Aug. 31, 2007	$131
Additions — charged to expense	15
Other[1]	33
Balance Aug. 31, 2008	$179
Additions — charged to expense	**26**
Other[1]	**(33)**
Balance Aug. 31, 2009	**$172**

[1] Includes reclassifications from current and foreign currency translation adjustments.

NOTE 7. CUSTOMER FINANCING PROGRAMS

Monsanto previously established a revolving financing program to provide financing of up to $250 million for selected customers in the United States through a third-party specialty lender. The program was terminated in the third quarter of fiscal year 2009. Under the financing program, Monsanto originated customer loans on behalf of the lender, which was a special-purpose entity (SPE) that Monsanto consolidated, pursuant to Monsanto's credit and other underwriting guidelines approved by the lender. Under the program as amended in August 2006, Monsanto serviced the loans and provided a first-loss guarantee of up to $130 million. Following origination, the lender transferred the loans to multi-seller commercial paper conduits through a nonconsolidated QSPE. Monsanto accounted for this transaction as a sale, in accordance with SFAS 140.

Monsanto had no ownership interest in the lender, the QSPE, or the loans. However, because Monsanto substantively originated the loans through the SPE (which it consolidated) and partially guaranteed and serviced the loans, Monsanto accounted for the program as if it were the originator of the loans and the transferor selling the loans to the QSPE. Because QSPEs are excluded from the scope of FIN 46R, and Monsanto did not have the unilateral right to liquidate the QSPE, FIN 46R did not have an effect on Monsanto's accounting for the U.S. customer financing program.

Monsanto accounted for the guarantee in accordance with FIN 45, which requires that a guarantor recognize, at the inception of the guarantee, a liability for the fair value of the guarantee obligation undertaken. Monsanto recorded its guarantee liability at a value that approximates fair value (except that it does not discount credit losses because of the short-term nature of the loans), primarily driven by expected future credit losses. Monsanto did not recognize any servicing asset or liability because the servicing fee was considered adequate compensation for the servicing activities. Servicing activities

Notes to Consolidated Financial Statements *(continued)*

including discounts on the sale of customer receivables resulted in income of $1 million for 2009 and expense of $2 million for 2008 and 2007.

Proceeds from customer loans sold through the financing program totaled $130 million for fiscal year 2009, $66 million for fiscal year 2008, and $305 million for fiscal year 2007. These proceeds are included in net cash provided by operating activities in the Statements of Consolidated Cash Flows. There were no loan balances outstanding as of Aug. 31, 2009. As of Aug. 31, 2008, the loan balance outstanding was $66 million. Loans are considered delinquent when payments are 31 days past due. If a customer failed to pay an obligation when due, Monsanto would incur a liability to perform under the first-loss guarantee. As of Aug. 31, 2009, there were no delinquent loans nor guarantee liabilities. Less than $1 million of loans sold through this financing program were delinquent as of Aug. 31, 2008, and Monsanto recorded its guarantee liability at less than $1 million, based on the company's historical collection experience with these customers and a current assessment of credit exposure.

Monsanto has agreements with lenders to establish programs that provide financing of up to $300 million for selected customers in Brazil. These agreements qualify for sales treatment under SFAS 140. Proceeds from the transfer of receivables are included in net cash provided by operating activities in the Statements of Consolidated Cash Flows. Proceeds from the transfer of receivables through these programs totaled $197 million, $239 million and $139 million for fiscal years 2009, 2008 and 2007, respectively. Monsanto provides a guarantee of the loans in the event of customer default. The term of the guarantee is equivalent to the term of the bank loans. The liability for the guarantees is recorded at an amount that approximates fair value and is based on the company's historical collection experience with customers that participate in the program and a current assessment of credit exposure. The guarantee liability recorded by Monsanto was $6 million and $10 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively. If performance is required under the guarantee, Monsanto may retain amounts that are subsequently collected from customers. The maximum potential amount of future payments under the guarantee was $160 million as of Aug. 31, 2009. The loan balance outstanding for these programs was $160 million and $187 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively. As of Aug. 31, 2009, $2 million of loans sold through these financing programs were delinquent, and no loans were delinquent as of Aug. 31, 2008.

Monsanto also has similar agreements with banks that provide financing to its customers in Brazil through credit programs that are subsidized by the Brazilian government. In addition, Monsanto has similar financing programs in Europe and Argentina. Proceeds from the transfer of receivables are included in net cash provided by operating activities in the Statements of Consolidated Cash Flows and totaled $91 million, $146 million and $115 million for fiscal years 2009, 2008 and 2007, respectively. Under most of these programs, Monsanto provides a guarantee of the loans in the event of customer default. The terms of the guarantees are equivalent to the terms of the bank loans. The liability for the guarantees is recorded at an amount that approximates fair value and is based on the company's historical collection experience with customers that participate in the program and a current assessment of credit exposure. The guarantee liability recorded by Monsanto was $5 million and $11 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively. If performance is required under the guarantee, Monsanto may retain amounts that are subsequently collected from customers. The maximum potential amount of future payments under the guarantees was $44 million as of Aug. 31, 2009. The loan balance outstanding for these programs was $48 million and $92 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively. There were no delinquent loans as of Aug. 31, 2009, or Aug. 31, 2008.

In August 2009, Monsanto entered into an agreement in the United States to sell customer receivables up to a maximum of $500 million annually and to service such accounts. The program will terminate in August 2012. These receivables qualify for sales treatment under SFAS 140 and accordingly, the proceeds are included in net cash provided by operating activities in the Statements of Consolidated Cash Flows. The gross amount of receivables sold totaled $319 million for fiscal year 2009. The agreement includes recourse provisions and thus a liability was established at the time of sale which approximates fair value based upon the company's historical collection experience with such receivables and a current assessment of credit exposure. The recourse liability recorded by Monsanto was $2 million as of Aug. 31, 2009. The maximum potential amount of future payments under the recourse provisions of the agreement was $18 million as of Aug. 31, 2009. The outstanding balance of the receivables sold was $319 million as of Aug. 31, 2009. There were no delinquent accounts as of Aug. 31, 2009.

Monsanto sells accounts receivable, both with and without recourse, outside of the United States. These sales qualify for sales treatment under SFAS 140 and accordingly, the proceeds are included in net cash provided by operating activities in the Statements of Consolidated Cash Flows. The gross amounts of receivables sold totaled $72 million, $48 million and $46 million for fiscal years 2009, 2008 and 2007, respectively. The liability for the guarantees for sales with recourse is recorded at an amount that approximates fair value and is based on the company's historical collection experience for the customers associated with the sale of the receivables and a current assessment of credit exposure. The liability recorded by Monsanto was less than $1 million as of Aug. 31, 2009, and Aug. 31, 2008. The maximum potential amount of future payments under the recourse provisions of the agreements was $51 million as of Aug. 31, 2009. The outstanding balance of the receivables sold was $57 million and $33 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively. There were no delinquent loans as of Aug. 31, 2009, or Aug. 31, 2008.

Notes to Consolidated Financial Statements *(continued)*

NOTE 8. INVENTORY

Components of inventory are:

(Dollars in millions)	As of Aug. 31, 2009	2008
Finished Goods	**$1,362**	$1,023
Goods In Process	**1,340**	1,267
Raw Materials and Supplies	**417**	358
Inventories at FIFO Cost	**3,119**	2,648
Excess of FIFO over LIFO Cost	**(185)**	(195)
Total	**$2,934**	$2,453

Monsanto uses commodity futures and options contracts to hedge the price volatility of certain commodities, primarily soybeans and corn. This hedging activity is intended to manage the price paid to production growers for corn and soybean seeds.

Inventory obsolescence reserves are utilized as valuation accounts and effectively establish a new cost basis. The following table displays a roll forward of the inventory obsolescence reserve for fiscal years 2007, 2008 and 2009.

(Dollars in millions)	
Balance Sept. 1, 2006	$ 117
Additions — charged to expense	121
Deductions and other[1]	(69)
Balance Aug. 31, 2007	$ 169
Additions — charged to expense	135
Deductions and other[1]	(40)
Balance Aug. 31, 2008	$ 264
Additions — charged to expense	**196**
Deductions and other[1]	**(123)**
Balance Aug. 31, 2009	**$ 337**

[1] Includes foreign currency translation adjustments.

As part of Monsanto's 2009 Restructuring Plan, inventory impairment charges of $24 million were recorded in fiscal year 2009. See Note 5 — Restructuring — for additional information.

NOTE 9. PROPERTY, PLANT AND EQUIPMENT

Components of property, plant and equipment were as follows:

(Dollars in millions)	As of Aug. 31, 2009	2008
Land and Improvements	**$ 381**	$ 353
Buildings and Improvements	**1,524**	1,275
Machinery and Equipment	**4,119**	3,704
Computer Software	**479**	446
Construction In Progress and Other	**655**	947
Total Property, Plant and Equipment	**7,158**	6,725
Less Accumulated Depreciation	**(3,549)**	(3,402)
Property, Plant and Equipment, Net	**$ 3,609**	$ 3,323

Gross assets acquired under capital leases of $35 million and $49 million are included primarily in machinery and equipment as of Aug. 31, 2009, and Aug. 31, 2008, respectively. See Note 14 — Debt and Other Credit Arrangements and Note 25 — Commitments and Contingencies — for related capital lease obligations.

As part of Monsanto's 2009 Restructuring Plan, asset impairment charges of $35 million were recorded in fiscal year 2009. These impairment charges primarily related to buildings and improvements and machinery and equipment and the associated accumulated depreciation. See Note 5 — Restructuring — for additional information.

NOTE 10. GOODWILL AND OTHER INTANGIBLE ASSETS

The fiscal year 2009 and 2008 annual goodwill impairment tests were performed as of March 1, 2009 and 2008, and no indications of goodwill impairment existed as of either date. Goodwill is tested for impairment at least annually, or more frequently if events or circumstances indicate it might be impaired. There were no events or changes in circumstances indicating that goodwill might be impaired as of Aug. 31, 2009.

Notes to Consolidated Financial Statements *(continued)*

Changes in the net carrying amount of goodwill for fiscal years 2008 and 2009, by segment, are as follows:

(Dollars in millions)	Seeds and Genomics	Agricultural Productivity	Total
Balance as of Sept. 1, 2007	$2,559	$66	$2,625
Acquisition Activity (see Note 4)	512	—	512
Divested Dairy Business (see Note 29)	—	(4)	(4)
Foreign Currency Translation and Other	(1)	—	(1)
Balance as of Aug. 31, 2008	$3,070	$62	$3,132
Acquisition Activity (see Note 4)	**110**	**—**	**110**
Foreign Currency Translation and Other	**(24)**	**—**	**(24)**
Balance as of Aug. 31, 2009	**$3,156**	**$62**	**$3,218**

In fiscal year 2009, goodwill increased by $125 million related to 2009 acquisitions and $5 million related to the resolution of contingent considerations for 2007 acquisitions. These increases were offset by a decrease of $20 million related to the finalization of the purchase price allocations for 2008 acquisitions. In fiscal year 2008, goodwill increased by $17 million related to the finalization of the purchase price allocations for 2007 acquisitions, including the resolution of contingent consideration. See Note 4 — Business Combinations — for further information.

Information regarding the company's other intangible assets is as follows:

	As of Aug. 31, 2009			As of Aug. 31, 2008		
(Dollars in millions)	**Carrying Amount**	**Accumulated Amortization**	**Net**	Carrying Amount	Accumulated Amortization	Net
Acquired Germplasm	**$1,172**	**$ (604)**	**$ 568**	$1,174	$ (578)	$ 596
Acquired Biotechnology Intellectual Property	**829**	**(589)**	**240**	847	(519)	328
Trademarks	**345**	**(81)**	**264**	398	(75)	323
Customer Relationships	**317**	**(88)**	**229**	305	(62)	243
Other	**110**	**(40)**	**70**	71	(30)	41
Total	**$2,773**	**$(1,402)**	**$1,371**	$2,795	$(1,264)	$1,531

Monsanto entered a license agreement in fiscal year 2006 with the Regents of the University of California to sell bovine somatotropin, which is used to improve dairy cow productivity, under the brand name Posilac®. This license agreement is part of the divested Dairy business, and therefore, as of Aug. 31, 2008, an intangible asset of $137 million related to this agreement was included in noncurrent assets of discontinued operations.

The decrease in intangibles as of Aug. 31, 2009, primarily resulted from restructuring described in Note 5 — Restructuring. These decreases were partially offset by acquisitions described in Note 4 — Business Combinations.

Total amortization expense of other intangible assets was $151 million in fiscal year 2009, $167 million in fiscal year 2008 and $150 million in fiscal year 2007.

The estimated intangible asset amortization expense for each of the five succeeding fiscal years is as follows:

(Dollars in millions)	Amount
2010	$154
2011	146
2012	127
2013	100
2014	87

NOTE 11. INVESTMENTS AND EQUITY AFFILIATES

Investments

There were no short-term investments as of Aug. 31, 2009. Other current assets as of Aug. 31, 2008, included $132 million of short-term investments of fixed-term deposits and commercial paper with original maturities of one year or less, stated at fair value.

During second quarter 2008, Monsanto received $38 million of Solutia common stock as part of the settlement of its claims against Solutia. During fourth quarter 2008, Monsanto sold the Solutia common stock and realized a loss of less than $1 million. See Note 27 — Other Income and Expense and Solutia-Related Items — for discussion of the gain recorded in conjunction with Solutia's emergence from bankruptcy.

Notes to Consolidated Financial Statements *(continued)*

Long-Term Investments: In August 2009, Monsanto invested in a long-term equity security with a cost of $2 million, which is classified as available-for-sale. This investment is recorded in other assets in the Statement of Consolidated Financial Position at its fair value of $2 million.

In 2008, Monsanto invested in long-term equity securities with a cost of $33 million, which are classified as available-for-sale. As of Aug. 31, 2009, and Aug. 31, 2008, these long-term equity securities are recorded in other assets in the Statements of Consolidated Financial Position at their fair value of $23 million. The sale of $16 million of these long-term equity securities was restricted through Oct. 31, 2008. Net unrealized losses (net of deferred taxes) of $6 million are included in accumulated other comprehensive loss in shareowners' equity related to these investments as of Aug. 31, 2009, and Aug. 31, 2008.

As of Aug. 31, 2007, there were no long-term equity securities classified as available-for-sale and no unrealized gains or losses on long-term investments. Monsanto realized gains of $11 million, net of $6 million tax expense, in 2007 as a result of a donation of equity securities.

Equity Affiliates

During second quarter 2008, Monsanto purchased a 19 percent interest in a seed supplier that produces, conditions, and distributes corn and soybean seeds. Monsanto is accounting for this investment as an equity method investment as Monsanto has the ability to exercise significant influence over the seed supplier. As of Aug. 31, 2009, and Aug. 31, 2008, this investment is recorded in other assets in the Statements of Consolidated Financial Position at its carrying value of $60 million and $50 million, respectively. During fiscal year 2009, Monsanto purchased $330 million of inventory from the seed supplier and made sales of inventory to the seed supplier of $9 million. From the date of the investment through Aug. 31, 2008, Monsanto purchased $91 million of inventory from the seed supplier and sold $4 million of inventory to the seed supplier. As of Aug. 31, 2009, and Aug. 31, 2008, the amount payable to the seed supplier is $84 million and approximately $1 million, respectively, and is recorded in accounts payable in the Statements of Consolidated Financial Position. During 2009 and in the fourth quarter of 2008, Monsanto paid the seed supplier $5 million and $11 million for inventory that will be delivered in fiscal year 2010 and 2009, respectively.

Renessen LLC, Monsanto's joint venture with Cargill, Inc. (Cargill), has developed and plans to commercialize a proprietary grain processing technology, marketed under the name Extrax™. This technology separates corn into three high-value fractions: a high-starch fraction, ideal for ethanol fermentation; food-grade corn oil, valuable as a non-trans fat oil solution or for biodiesel; and a nutrient-rich meal that can be used as a corn replacement in animal feed rations.

In 2008, Monsanto and Cargill signed an agreement to narrow the scope of the Renessen joint venture to focus solely on the Extrax™ project. Other projects that were formerly under the joint venture and related intellectual property were transferred to, and are now owned by, Monsanto or Cargill. Monsanto agreed to pay $20 million to Cargill to obtain full rights to intellectual property for products that Monsanto plans to develop and commercialize. These projects were discontinued and the related intangible asset was written off as a result of the restructuring described in Note 5 — Restructuring. As of Aug. 31, 2009, and Aug. 31, 2008, the amount payable to Cargill is less than $1 million and $10 million, respectively, and is recorded in short-term miscellaneous accruals in the Statements of Consolidated Financial Position.

During fiscal years 2009, 2008 and 2007, Monsanto performed R&D services for Renessen of $1 million, $5 million and $40 million, respectively, which were recovered at cost. The fair value of performing these services approximates the recovered costs. Monsanto's investment in Renessen, including outstanding advances, was $1 million and $2 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively. Equity affiliate expense from Renessen was $2 million in fiscal year 2009, $3 million in fiscal year 2008, and $36 million in fiscal year 2007, and represented substantially all of the equity affiliate expense.

NOTE 12. DEFERRED REVENUE

In first quarter 2008, Monsanto entered into a corn herbicide tolerance and insect control trait technologies agreement with Pioneer Hi-Bred International, Inc., a wholly-owned subsidiary of E. I. du Pont de Nemours and Company. Among its provisions, the agreement modified certain existing corn license agreements between the parties, included provisions under which the parties agreed not to assert certain intellectual property rights against each other, and granted each party the right to use certain regulatory data of the other in order to develop additional products. As a result of the new agreement, which requires fixed annual payments, the company recorded a receivable and deferred revenue of $635 million in first quarter 2008. Cumulative cash receipts will be $725 million over an eight-year period. Revenue of $79 million related to this agreement was recorded in fiscal year 2009 and 2008. As of Aug. 31, 2009, and Aug. 31, 2008, the remaining receivable balance is $543 million and $629 million, respectively. The majority of this balance is included in long-term receivables, and the current portion is included in trade receivables. As of Aug. 31, 2009, and Aug. 31, 2008, the remaining deferred revenue balance is $476 million and $555 million, respectively. The majority of this balance is included in long-term deferred revenue, and the current portion is included in deferred revenue in the Statements of Consolidated Financial Position. The interest portion of this receivable is reported in interest income and totaled $19 million and $22 million for the fiscal year ended Aug. 31, 2009, and Aug. 31, 2008, respectively.

In third quarter 2008, Monsanto and Syngenta entered into a Roundup Ready 2 Yield Soybean License Agreement. The

Notes to Consolidated Financial Statements *(continued)*

agreement grants Syngenta access to Monsanto's Roundup Ready 2 Yield Soybean technology in consideration of royalty payments from Syngenta, based on sales. Under this agreement Syngenta will fulfill the contractual sales volumes over a nine-year period. The minimum obligation from Syngenta over this period is $81 million. As of Aug. 31, 2009, and Aug. 31, 2008, $70 million and $67 million, respectively, is included in long-term receivables and long-term deferred revenue in the Statements of Consolidated Financial Position related to the net present value of expected payments under this agreement. The interest portion of this receivable is reported in interest income in the Statements of Consolidated Operations and is $3 million and $1 million for the fiscal year ended Aug. 31, 2009, and Aug. 31, 2008, respectively.

NOTE 13. INCOME TAXES

The components of income from continuing operations before income taxes and minority interest were:

	Year Ended Aug. 31,		
(Dollars in millions)	**2009**	2008	2007
United States	**$2,182**	$1,419	$ 666
Outside United States	**785**	1,507	662
Total	**$2,967**	$2,926	$1,328

The components of income tax provision from continuing operations were:

	Year Ended Aug. 31,		
(Dollars in millions)	**2009**	2008	2007
Current:			
U.S. federal	**$529**	$527	$ 366
U.S. state	**13**	57	31
Outside United States	**170**	343	121
Total Current	**712**	927	518
Deferred:			
U.S. federal	**113**	(51)	(113)
U.S. state	**43**	25	(11)
Outside United States	**(23)**	(2)	9
Total Deferred	**133**	(28)	(115)
Total	**$845**	$899	$ 403

Factors causing Monsanto's income tax provision from continuing operations to differ from the U.S. federal statutory rate were:

	Year Ended Aug. 31,		
(Dollars in millions)	**2009**	2008	2007
U.S. Federal Statutory Rate	**$1,038**	$1,024	$465
U.S. R&D Tax Credit	**(33)**	(5)	(17)
U.S. Domestic Manufacturing Deduction	**(45)**	(13)	(10)
Lower Ex-U.S. Rates	**(118)**	(201)	(46)
State Income Taxes	**69**	49	21
Valuation Allowances	**4**	(41)	(33)
Acquired IPR&D	**—**	57	67
Adjustment for Uncertain Tax Benefits	**(16)**	40	(38)
Other	**(54)**	(11)	(6)
Income Tax Provision	**$ 845**	$ 899	$403

Deferred income tax balances are related to:

	As of Aug. 31,	
(Dollars in millions)	**2009**	2008
Net Operating Loss and Other Carryforwards	**$ 689**	$ 731
Employee Fringe Benefits	**424**	376
Intangibles	**187**	144
Restructuring and Impairment Reserves	**187**	81
Allowance for Doubtful Accounts	**73**	99
Inventories	**168**	140
Environmental and Litigation Reserves	**89**	72
Other	**320**	300
Valuation Allowance	**(38)**	(36)
Total Deferred Tax Assets	**$2,099**	$1,907
Property, Plant and Equipment	**$ 375**	$ 251
Intangibles	**459**	500
Other	**39**	50
Total Deferred Tax Liabilities	**$ 873**	$ 801
Net Deferred Tax Assets	**$1,226**	$1,106

As of Aug., 31, 2009, Monsanto had available approximately $900 million in net operating loss carryforwards (NOLs), most of which related to Brazilian operations, which have an indefinite carryforward period. Monsanto also had available approximately $270 million of U.S. foreign tax credit carryforwards, which expire from 2014 through 2018. Management regularly assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established. As of Aug. 31, 2009, management continues to believe it is more likely than not that the company will realize the deferred tax assets in Brazil and the United States. As of Aug. 31, 2005, management had recorded a valuation allowance of $103 million related to Argentine NOLs. Monsanto Argentina generated taxable income in its 2007 and 2006 tax years (calendar 2007 and 2006) and, accordingly, management reversed $33 million and $15 million of the valuation allowance as a favorable adjustment to the 2007 and 2006 tax provision, respectively. Also, during 2007 and 2006,

Notes to Consolidated Financial Statements *(continued)*

the valuation allowance changed slightly because of foreign currency fluctuations. At the beginning of fiscal 2008, Argentina had a valuation allowance of $43 million for the deferred tax assets related to NOLs. However, based on improvements in Monsanto Argentina's operations and improvements in Argentina's overall economy, and in particular the agricultural sector, management believed it was more likely than not that such deferred tax assets would be realized. Accordingly, the previously recorded $43 million valuation allowance was reversed in the third quarter of fiscal 2008. As of Aug. 31, 2009, Monsanto continues to conclude that it is more likely than not that it will realize its deferred tax assets in Argentina that are not related to the NOLs noted above through future projected taxable income.

Income taxes and remittance taxes have not been recorded on approximately $3.4 billion of undistributed earnings of foreign operations of Monsanto, either because any taxes on dividends would be substantially offset by foreign tax credits, or because Monsanto intends to reinvest those earnings indefinitely. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.

Tax authorities regularly examine the company's returns in the jurisdictions in which Monsanto does business. Due to the nature of the examinations, it may take several years before they are completed. Management regularly assesses the tax risk of the company's return filing positions for all open years. During fiscal year 2009, Monsanto recorded a favorable adjustment to the income tax reserve as a result of the conclusion of an IRS audit for tax years 2005 and 2006, ex-U.S. audits and the resolution of various state income tax matters. During fiscal year 2007, Monsanto recorded a favorable adjustment to the income tax reserve as a result of the conclusion of an IRS audit for tax years 2003 and 2004, an ex-U.S. audit and the resolution of various state income tax matters.

In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* (FIN 48). As required, the company adopted the provisions of FIN 48 as of Sept. 1, 2007. As a result of the implementation of FIN 48, Monsanto recorded a charge to retained deficit of $25 million, primarily attributable to liabilities related to interest and penalties on certain income tax matters. The total amount of unrecognized tax benefits as of the date of adoption on Sept. 1, 2007, was $256 million. In addition, as of Sept. 1, 2007, liabilities for accrued interest and penalties relating to the unrecognized tax benefits totaled $55 million.

As of Aug. 31, 2009, Monsanto had total unrecognized tax benefits of $358 million, of which $279 million would favorably impact the effective tax rate if recognized. As of Aug. 31, 2008, Monsanto had total unrecognized tax benefits of $434 million, of which $264 million would favorably impact the effective tax rate if recognized.

Accrued interest and penalties included in the Statements of Consolidated Financial Position were $42 million and $79 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively. Monsanto recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the 12 months ended Aug. 31, 2009, we recognized a benefit of $32 million in the income tax provision for interest and penalties. For the 12 months ended Aug. 31, 2008, we recognized $19 million of income tax expense for interest and penalties.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

(Dollars in millions)	
Balance Sept. 1, 2007	$ 256
Increases for prior year tax positions	67
Decreases for prior year tax positions	(5)
Increases for current year tax positions	120
Settlements	(7)
Lapse of statute of limitations	(1)
Foreign currency translation	4
Balance Aug. 31, 2008	$ 434
Increases for prior year tax positions	**23**
Decreases for prior year tax positions	**(27)**
Increases for current year tax positions	**59**
Settlements	**(117)**
Lapse of statute of limitations	**(4)**
Foreign currency translation	**(10)**
Balance Aug. 31, 2009	**$ 358**

Monsanto operates in various countries throughout the world and, as a result, files income tax returns in numerous jurisdictions. These tax returns are subject to examination by various federal, state and local tax authorities. For Monsanto's major tax jurisdictions, the tax years that remain subject to examination are shown below:

Jurisdiction	Tax Years
Argentina	2000—2009
U.S. state and local income taxes	2000—2009
Brazil	2004—2009
U.S. federal income tax	2007—2009

If our assessment of unrecognized tax benefits is not representative of actual outcomes, our financial statements could be significantly impacted in the period of settlement or when the statute of limitations expires. Management estimates that it is reasonably possible that the total amount of uncertain tax benefits could decrease by as much as $185 million within the next 12 months, primarily as a result of the resolution of audits currently in progress in several jurisdictions involving issues common to large multinational corporations, and the lapsing of the statute of limitations in multiple jurisdictions.

Notes to Consolidated Financial Statements *(continued)*

NOTE 14. DEBT AND OTHER CREDIT ARRANGEMENTS

Effective Feb. 28, 2007, Monsanto finalized a new $2 billion credit facility agreement with a group of banks. This agreement provides a five-year senior unsecured revolving credit facility. This facility was initiated to be used for general corporate purposes, which may include working capital requirements, acquisitions, capital expenditures, refinancing and support of commercial paper borrowings. The agreement also provides for European euro denominated loans, letters of credit, and swingline borrowings, and allows certain designated subsidiaries to borrow with a company guarantee. Covenants under this credit facility restrict maximum borrowings. There are no compensating balances, but the facility is subject to various fees, which are based on the company's credit ratings. As of Aug. 31, 2009, Monsanto was in compliance with all financial debt covenants, and there were no outstanding borrowings under this credit facility.

Short-Term Debt

(Dollars in millions)	As of Aug. 31, 2009	2008
Current Maturities of Long-Term Debt	**$31**	$13
Notes Payable to Banks	**48**	11
Total Short-Term Debt	**$79**	$24

The fair value of the total short-term debt was $79 million and $24 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively. The weighted average interest rate on notes payable to banks was 10.4% and 9.2% as of Aug. 31, 2009, and Aug. 31, 2008, respectively.

In May 2003, Monsanto issued $250 million of 4% Senior Notes under the 2002 shelf registration, which were repaid on May 15, 2008.

As of Aug. 31, 2009, the company did not have any outstanding commercial paper, but it had several short-term borrowings to support ex-U.S. operations, which had weighted-average interest rates as indicated above. Certain of these bank loans also act to limit exposure to changes in foreign-currency exchange rates.

Long-Term Debt

(Dollars in millions)	As of Aug. 31, 2009	2008
7⅜% Senior Notes, Due 2012[1]	**$ 485**	$ 484
5½% Senior Notes, Due 2035[1]	**394**	394
5⅛% Senior Notes, Due 2018[1]	**299**	299
5½% Senior Notes, Due 2025[1]	**271**	268
5⅞% Senior Notes, Due 2038[1]	**246**	246
Euro-Denominated Debt, Due 2013	**—**	65
Other (including Capital Leases)	**29**	36
Total Long-Term Debt	**$1,724**	$1,792

[1] Amounts are net of unamortized discounts. For the 5½% Senior Notes due 2025, amount is also net of the unamortized premium of $42 million and $45 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively.

The fair value of the total long-term debt was $1,863 million and $1,751 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively.

In 2002, Monsanto filed a shelf registration with the SEC for the issuance of up to $2.0 billion of registered debt (2002 shelf registration) and issued $800 million in 7⅜% Senior Notes. As of Aug. 31, 2009, $485 million of the 7⅜% Senior Notes are due on Aug. 15, 2012 (see discussion below regarding a debt exchange for $314 million of the 7⅜% Senior Notes).

In May 2005, Monsanto filed a new shelf registration with the SEC (2005 shelf registration) that allowed the company to issue up to $2.0 billion of debt, equity and hybrid offerings (including debt securities of $950 million remaining available under the May 2002 shelf registration statement). In July 2005, Monsanto issued $400 million of 5½% Senior Notes under the 2005 shelf registration, which are due on July 15, 2035 (5½% 2035 Senior Notes). In April 2008, Monsanto issued $300 million of 5⅛% Senior Notes under the 2005 shelf registration, which are due on April 15, 2018 (5⅛% 2018 Senior Notes). The net proceeds from the issuance of the 5⅛% 2018 Senior Notes were used to finance the expansion of corn seed production facilities. Also in April 2008, Monsanto issued $250 million of 5⅞% Senior Notes under the 2005 shelf registration, which are due on April 15, 2038 (5⅞% 2038 Senior Notes). The net proceeds from the sale of the 5⅞% 2038 Senior Notes were used to repay $238 million of 4% Senior Notes that were due on May 15, 2008. The 2005 shelf registration expired in December 2008.

In October 2008, Monsanto filed a new shelf registration with the SEC (2008 shelf registration) that allows the company to issue an unlimited capacity of debt, equity and hybrid offerings. The 2008 shelf registration will expire on Oct. 31, 2011.

Monsanto plans to issue new fixed-rate debt on or before Aug. 15, 2012, to repay $485 million of 7⅜% Senior Notes that are due on Aug. 15, 2012. In March 2009, the company entered into forward-starting interest rate swaps with a total notional amount of $250 million. The purpose of the swaps was to hedge the variability of the forecasted interest payments on this expected debt issuance that may result from changes in the benchmark interest rate before the debt is issued. Unrealized gains net of tax of $9 million were recorded in accumulated other comprehensive loss to reflect the aftertax change in the fair value of the forward-starting interest rate swaps as of Aug. 31, 2009. These swaps are accounted for under SFAS 133.

In September 2007, the company entered into forward-starting interest rate swaps, and the swaps were terminated in April 2008 at the time of issuance of the 5⅛% 2018 Senior Notes and the 5⅞% 2038 Senior Notes. For a more complete discussion of the forward-starting interest rate swaps, see Note 16 — Financial Instruments.

Notes to Consolidated Financial Statements *(continued)*

In August 2005, Monsanto exchanged $314 million of new 5½% Senior Notes due 2025 (5½% 2025 Senior Notes) for $314 million of its outstanding 7⅜% Senior Notes due 2012, which were issued in 2002. The exchange was conducted as a private transaction with holders of the outstanding 7⅜% Senior Notes who certified to the company that they were "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act of 1933. The transaction has been accounted for as an exchange of debt under EITF Issue No. 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments.* Under the terms of the exchange, the company paid a premium of $53 million to holders participating in the exchange, and the $53 million premium will be amortized over the life of the new 5½% 2025 Senior Notes. As a result of the debt premium, the effective interest rate on the 5½% 2025 Senior Notes will be 7.035% over the life of the debt. The exchange of debt allowed the company to adjust its debt-maturity schedule while also allowing it to take advantage of market conditions which the company considered to be favorable.

In October 2005, the company filed a registration statement with the SEC on Form S-4 with the intention to commence a registered exchange offer during fiscal year 2006 to provide holders of the newly issued privately placed notes with the opportunity to exchange such notes for substantially identical notes registered under the Securities Act of 1933. In February 2006, Monsanto issued $314 million aggregate principal amount of its 5½% Senior Notes due 2025, in exchange for the same principal amount of its 5½% Senior Notes due 2025 which had been issued in the private placement transaction in August 2005. The offering of the notes issued in February was registered under the Securities Act of 1933.

In June 2008, Monsanto assumed long-term debt as part of the De Ruiter acquisition. See Note 4 — Business Combinations — for additional discussion of the De Ruiter acquisition. The assumed debt was denominated in European euros and was due on Sept. 25, 2012. The interest rate was a variable rate based on the Euribor. As of Aug. 31, 2009, the debt assumed as a part of the acquisition had been settled.

The information regarding interest expense below reflects Monsanto's interest expense on debt and amortization of debt issuance costs:

	Year Ended Aug. 31,		
(Dollars in millions)	**2009**	2008	2007
Interest Cost Incurred	**$163**	$132	$150
Less: Capitalized on Construction	**(34)**	(22)	(14)
Interest Expense	**$129**	$110	$136

NOTE 15. FAIR VALUE MEASUREMENTS

Effective Sept. 1, 2008, Monsanto adopted SFAS 157, FSP SFAS 157-2 and FSP SFAS 157-3, *Determining Fair Value of a Financial Asset in a Market That Is Not Active.* SFAS 157 provides a framework for measuring fair value. SFAS 157 also eliminates the deferral of gains and losses at inception associated with certain derivative contracts whose fair value was not evidenced by observable market data. SFAS 157 requires that the impact of this change in accounting for derivative contracts be recorded as an adjustment to opening retained earnings in the period of adoption. Monsanto did not have any deferred gains or losses at inception of derivative contracts, and therefore, no adjustment to opening retained earnings was made upon adoption of SFAS 157.

Monsanto determines the fair market values of its derivative contracts and certain other assets based on the fair value hierarchy established in SFAS 157, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy contains three levels as follows, with Level 3 representing the lowest level of input:

- Level 1 — Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
- Level 2 — Values based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 — Values generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques could include use of option pricing models, discounted cash flow models and similar techniques. Monsanto does not currently have any instruments with fair value determined using Level 3 inputs.

Notes to Consolidated Financial Statements *(continued)*

The following table sets forth by level Monsanto's assets and liabilities that were accounted for at fair value on a recurring basis as of Aug. 31, 2009. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is a significant component of the fair value measurement. Monsanto's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels.

	Fair Value Measurements at Aug. 31, 2009, Using			
(Dollars in millions)	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Cash Collateral Offset[(1)]	Amount Reported in Statement of Consolidated Financial Position as of Aug. 31, 2009
Assets at Fair Value:				
Cash Equivalents	$1,548	$—	$—	$1,548
Equity Securities	25	—	—	25
Derivative Assets Related to:				
Foreign Currency	—	34	—	34
Interest Rates	—	14	—	14
Commodities	2	—	(2)	—
Total Assets at Fair Value	$1,575	$ 48	$ (2)	$1,621
Liabilities at Fair Value:				
Derivative Liabilities Related to:				
Foreign Currency	—	37	—	37
Commodities	93	31	(93)	31
Total Liabilities at Fair Value	$ 93	$ 68	$(93)	$ 68

(1) As allowed by FSP FIN No. 39-1, *Amendment of FASB Interpretation No. 39* (FSP FIN 39-1), commodity derivative assets and liabilities have been offset by cash collateral due and paid under a master netting arrangement.

For assets that are measured using quoted prices in active markets, the total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs. Assets and liabilities that are measured using significant other observable inputs are primarily valued by reference to quoted prices of markets that are not active. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

- *Cash equivalents:* The carrying value of cash equivalents approximates fair value as maturities are less than three months. Monsanto's cash equivalents are primarily money market funds that trade on a regular basis in active markets and are therefore classified as Level 1.
- *Equity securities:* Monsanto's equity securities are classified as available-for-sale and are included in other assets on the Statements of Consolidated Financial Position. They are measured at fair value using quoted market prices and are classified as Level 1 as they are traded in an active market for which closing stock prices are readily available.
- *Foreign currency hedges:* Monsanto manages its foreign currency risk with foreign currency derivatives, primarily forward foreign exchange contracts and foreign currency options. Foreign currency derivative values are classified as Level 2, and are calculated using pricing components (e.g., exchange rates, forward rates, interest rates and options volatilities) obtained from third-party pricing sources that report the trading of these components in active markets. The calculated valuations are adjusted for credit risk. The foreign currency derivative assets are included in miscellaneous receivables or other assets, and foreign currency derivative liabilities are included in miscellaneous short-term accruals on the Statements of Consolidated Financial Position.
- *Interest rate swaps:* In third quarter 2009, Monsanto entered into forward-starting interest rate swaps to hedge the variability of the forecasted interest payments on an expected debt issuance. These swaps are held with banks and will be settled based on broker-quoted prices based on observable market data, adjusted for credit risk, and therefore are classified as Level 2 fair value measurements. The interest rate derivative assets are included in other assets on the Statements of Consolidated Financial Position.
- *Commodity hedges:* Monsanto's commodity contracts relate to corn, soybeans, natural gas and diesel. The commodity derivative instruments that the company currently uses are futures and swaps. The corn and soybean instruments are traded on the Chicago Board of Trade (CBOT). The CBOT is an active market with quoted prices, and therefore these instruments are classified as Level 1. The natural gas and diesel contracts settle based on quoted prices from the New York Mercantile Exchange and the Energy Information Administration, respectively, but are held with various banks, not directly with the exchanges. As a result, the natural gas and diesel swaps are classified as Level 2 fair value measurements and the fair values are adjusted for credit risk.

Notes to Consolidated Financial Statements *(continued)*

As discussed above, Monsanto utilizes information from third parties, such as pricing services and brokers, to assist in determining fair values for certain assets and liabilities; however, management is ultimately responsible for all fair values presented in the company's consolidated financial statements. The company performs analysis and review of the information and prices received from third parties to ensure that the prices represent a reasonable estimate of fair value. This process involves quantitative and qualitative analysis. As a result of the analysis, if the company determines there is a more appropriate fair value based upon the available market data, the price received from the third party is adjusted accordingly.

NOTE 16. FINANCIAL INSTRUMENTS

Monsanto's business and activities expose it to a variety of market risks, including risks related to changes in commodity prices, foreign-currency exchange rates and interest rates. These financial exposures are monitored and managed by the company as an integral part of its market risk management program. This program recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effects that market volatility could have on operating results. As part of its market risk management strategy, Monsanto uses derivative instruments to protect fair values and cash flows from fluctuations caused by volatility in currency exchange rates, commodity prices and interest rates.

Cash Flow Hedges

The company uses foreign-currency options and foreign-currency forward contracts as hedges of anticipated sales or purchases denominated in foreign currencies. The company enters into these contracts to protect itself against the risk that the eventual net cash flows will be adversely affected by changes in exchange rates.

Monsanto's commodity price risk management strategy is to use derivative instruments to minimize significant unanticipated earnings fluctuations that may arise from volatility in commodity prices. Price fluctuations in commodities, mainly in corn and soybeans, can cause the actual prices paid to production growers for corn and soybean seeds to differ from anticipated cash outlays. Monsanto uses commodity futures and options contracts to manage these risks. Monsanto's energy risk management strategy is to use derivative instruments to minimize significant unanticipated manufacturing cost fluctuations that may arise from volatility in natural gas prices and diesel prices.

Monsanto's interest rate risk management strategy is to use derivative instruments to minimize significant unanticipated earnings fluctuations that may arise from volatility in interest rates of the company's borrowings and to manage the interest rate sensitivity of its debt.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

The maximum term over which the company is hedging exposures to the variability of cash flow (for all forecasted transactions) is 24 months for foreign-currency hedges, 56 months for commodity hedges and 36 months for interest rate hedges. During the next 12 months, a pretax net loss of approximately $68 million will be reclassified from other comprehensive income into earnings. No cash flow hedges were discontinued during the fiscal years 2009, 2008 or 2007.

Fair-Value Hedges

The company uses commodity futures and options contracts as fair-value hedges to manage the value of its soybean inventory. For derivative instruments that are designated and qualify as a fair-value hedge, both the gain or loss on the derivative and the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings.

The difference between the carrying value and the fair value of hedged items classified as fair-value hedges was offset by the change in fair value of the related derivatives. Accordingly, hedge ineffectiveness for fair-value hedges, determined in accordance with SFAS 133 and SFAS 149, had an immaterial effect on earnings in fiscal years 2009, 2008 and 2007. No fair-value hedges were discontinued during fiscal years 2009, 2008 or 2007.

Net Investment Hedges

In order to protect itself against adverse changes in the Brazilian real, the company hedges a portion of its net investment in Brazilian subsidiaries. Gains or losses on derivative instruments that are designated as a net investment hedge are included in accumulated foreign currency translation adjustment and reclassified into earnings in the period during which the hedged net investment is sold or liquidated.

Derivatives Not Designated as Hedging Instruments

The company uses foreign-currency contracts to hedge the effects of fluctuations in exchange rates on foreign-currency-denominated third-party and intercompany receivables and payables. Both the gain or loss on the derivative and the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings.

The company uses commodity option contracts to hedge anticipated cash payments to corn growers in Mexico and Brazil, which can fluctuate based on changes in corn price. Because these option contracts do not meet the provisions specified by SFAS 133, they do not qualify for hedge accounting treatment. Accordingly, the gain or loss on these derivatives is recognized in current earnings.

Notes to Consolidated Financial Statements *(continued)*

Financial instruments are neither held nor issued by the company for trading purposes.

The notional amounts of the company's derivative instruments outstanding as of Aug. 31, 2009, and Aug. 31, 2008, were as follows:

(Dollars in millions)	As of Aug. 31, 2009	2008
Derivatives Designated as Hedges:		
Foreign Exchange Contracts	**$ 718**	$1,244
Commodity Contracts	**716**	471
Interest Rate Contracts	**250**	—
Total Derivatives Designated as Hedges	**$1,684**	$1,715
Derivatives Not Designated as Hedges:		
Foreign Exchange Contracts	**$1,391**	$ 999
Commodity Contracts	**1**	229
Total Derivatives Not Designated as Hedges	**$1,392**	$1,228

The fair values of the company's derivative instruments outstanding as of Aug. 31, 2009, and Aug. 31, 2008, were as follows:

(Dollars in millions)	**Balance Sheet Location**	**Fair Value[1] as of Aug. 31, 2009**	2008
Asset Derivatives:			
Derivatives Designated as Hedges:			
Foreign Exchange Contracts	Miscellaneous receivables	**$ 14**	$32
Foreign Exchange Contracts	Other assets	**13**	—
Commodity Contracts	Other current assets[2]	**1**	17
Commodity Contracts	Other assets[2]	**1**	5
Interest Rate Contracts	Other assets	**14**	—
Total Derivatives Designated as Hedges		**43**	54
Derivatives Not Designated as Hedges:			
Foreign Exchange Contracts	Miscellaneous receivables	**7**	4
Total Derivatives Not Designated as Hedges		**7**	4
Total Asset Derivatives		**$ 50**	$58
Liability Derivatives:			
Derivatives Designated as Hedges:			
Foreign Exchange Contracts	Miscellaneous short-term accruals	**$ 10**	$15
Commodity Contracts	Other current assets[2]	**85**	3
Commodity Contracts	Other assets[2]	**7**	2
Commodity Contracts	Miscellaneous short-term accruals	**19**	6
Commodity Contracts	Other liabilities	**12**	1
Total Derivatives Designated as Hedges		**133**	27
Derivatives Not Designated as Hedges:			
Foreign Exchange Contracts	Miscellaneous short-term accruals	**27**	7
Commodity Contracts	Other current assets[2]	**1**	4
Total Derivatives Not Designated as Hedges		**28**	11
Total Liability Derivatives		**$161**	$38

[1] The carrying values of Monsanto's derivative instruments approximate fair value.

[2] As allowed by FSP FIN 39-1, corn and soybean commodity derivative assets and liabilities have been offset by cash collateral due and paid under a master netting arrangement. Therefore, all commodity contracts that are in an asset or liability position are included in asset accounts within the Statement of Consolidated Financial Position. See Note 15 — Fair Value Measurements — for a reconciliation to amounts reported in the Statement of Consolidated Financial Position as of Aug. 31, 2009.

Notes to Consolidated Financial Statements *(continued)*

The gains and losses on the company's derivative instruments were as follows:

	Amount of Gain (Loss) Recognized in AOCI[1] (Effective Portion)			Amount of Gain (Loss) Recognized in Income[2][3]			
	Year Ended Aug. 31,			Year Ended Aug. 31,			Income Statement
(Dollars in millions)	**2009**	2008	2007	**2009**	2008	2007	Classification
Derivatives Designated as Hedges:							
Fair-Value Hedges:							
Commodity Contracts[4]				**$ (9)**	(17)	$ (4)	Cost of goods sold
Cash Flow Hedges:							
Foreign Exchange Contracts	**$ 34**	$ 2	$ (2)	**35**	(15)	—	Net sales
Foreign Exchange Contracts	**40**	(4)	(5)	**32**	(18)	(8)	Cost of goods sold
Commodity Contracts	**(243)**	133	(2)	**23**	39	(21)	Cost of goods sold
Interest Rate Contracts	**14**	(47)	—	**(6)**	(4)	(3)	Interest expense
Net Investment Hedges:							
Foreign Exchange Contracts	**21**	(127)	(23)	**—**	—	—	N/A[5]
Total Derivatives Designated as Hedges	**(134)**	(43)	(32)	**75**	(15)	(36)	
Derivatives Not Designated as Hedges:							
Foreign Exchange Contracts[6]				**(140)**	71	8	Other expense, net
Commodity Contracts				**14**	(1)	(3)	Cost of goods sold
Total Derivatives Not Designated as Hedges				**(126)**	70	5	
Total Derivatives	**$(134)**	$ (43)	$(32)	**$ (51)**	$ 55	$(31)	

(1) Accumulated other comprehensive income (loss) (AOCI)
(2) For derivatives designated as cash flow and net investment hedges under SFAS 133, this represents the effective portion of the gain (loss) reclassified from AOCI into income during the period.
(3) Gain or loss on commodity cash flow hedges includes a loss from ineffectiveness of $3 million for fiscal year 2009, a gain from ineffectiveness of $3 million for fiscal year 2008, and a loss of $1 million for fiscal year 2007. No gains or losses were excluded from the assessment of hedge effectiveness during fiscal years 2009, 2008 or 2007.
(4) Loss on commodity fair value hedges is offset by a gain on the underlying hedged inventory of $8 million, $15 million and $3 million for fiscal years 2009, 2008 and 2007, respectively. A loss from ineffectiveness of $1 million, $2 million and less than $1 million in fiscal years 2009, 2008 and 2007, respectively, was included in cost of goods sold.
(5) Gain or loss would be reclassified into income only during the period in which the hedged net investment was sold or liquidated.
(6) Gain or loss on foreign exchange contracts not designated as hedges is offset by a foreign currency transaction gain of $25 million in fiscal year 2009, and a foreign currency transaction loss of $76 million and $22 million in fiscal years 2008 and 2007, respectively.

Most of the company's outstanding foreign-currency derivatives are covered by International Swap Dealers' Association (ISDA) Master Agreements with the counterparties. There are no requirements to post collateral under these agreements; however, should the company's credit rating fall below a specified rating immediately following the merger of the company with another entity, the counterparty may require all outstanding derivatives under the ISDA Master Agreement to be settled immediately at current market value, which equals carrying value. Any foreign-currency derivatives that are not covered by ISDA Master Agreements do not have credit-risk-related contingent provisions. Most of the company's outstanding commodity derivatives are listed commodity futures, and the company is required by the relevant commodity exchange to post collateral each day to cover the change in the fair value of these futures. Any non-exchange traded commodity derivatives are covered by the aforementioned ISDA Master Agreements and are subject to the same credit-risk-related contingent provisions, as are the company's interest rate derivatives. The aggregate fair value of all derivative instruments under ISDA Master Agreements that are in a liability position on Aug. 31, 2009, is $43 million, which is the amount that would be required for settlement if the credit-risk-related contingent provisions underlying these agreements were triggered.

Credit Risk Management

Monsanto invests its excess cash in deposits with major banks throughout the world in high-quality short-term debt instruments. Such investments are made only in instruments issued or enhanced by high-quality institutions. As of Aug. 31, 2009, the company had no financial instruments that represented a significant concentration of credit risk. Limited amounts are invested in any single institution to minimize risk. The company has not incurred any credit risk losses related to those investments.

The company sells a broad range of agricultural products to a diverse group of customers throughout the world. In the United States, the company makes substantial sales to relatively few large wholesale customers. The company's agricultural products business is highly seasonal, and it is subject to weather conditions that affect commodity prices and seed yields. Credit limits, ongoing credit evaluation, and account monitoring procedures are used to minimize the risk of loss. Collateral is secured when it is deemed appropriate by the company. For example, in Latin America, the company collects payments on certain customer accounts in grain.

Monsanto regularly evaluates its business practices to minimize its credit risk. During fiscal years 2009 and 2008, the company engaged multiple banks in the United States, Argentina, Brazil and Europe in the development of customer financing options that involve direct bank financing of customer purchases. For further information on these programs, see Note 7 — Customer Financing Programs.

Notes to Consolidated Financial Statements *(continued)*

NOTE 17. POSTRETIREMENT BENEFITS — PENSIONS

Most of Monsanto's U.S. employees are covered by noncontributory pension plans sponsored by the company. Pension benefits are based on an employee's years of service and compensation level. Funded pension plans were funded in accordance with the company's long-range projections of the plans' financial condition. These projections took into account benefits earned and expected to be earned, anticipated returns on pension plan assets, and income tax and other regulations.

Components of Net Periodic Benefit Cost

Total pension cost for Monsanto employees included in the Statements of Consolidated Operations was $80 million, $68 million and $62 million in fiscal years 2009, 2008 and 2007, respectively. The information that follows relates to all of the pension plans in which Monsanto employees participated. The components of pension cost for these plans were:

	Year Ended Aug. 31, 2009			Year Ended Aug. 31, 2008			Year Ended Aug. 31, 2007		
(Dollars in millions)	**U.S.**	**Outside the U.S.**	**Total**	U.S.	Outside the U.S.	Total	U.S.	Outside the U.S.	Total
Service Cost for Benefits Earned During the Year	**$ 45**	**$ 7**	**$ 52**	$ 39	$ 6	$ 45	$ 34	$ 6	$ 40
Interest Cost on Benefit Obligation	**100**	**15**	**115**	94	15	109	89	11	100
Assumed Return on Plan Assets	**(109)**	**(17)**	**(126)**	(108)	(18)	(126)	(104)	(15)	(119)
Amortization of Unrecognized Amounts	**35**	**3**	**38**	37	3	40	38	3	41
SFAS 88 Settlement Charge[1]	**—**	**1**	**1**	—	—	—	—	—	—
Total Net Periodic Benefit Cost	**$ 71**	**$ 9**	**$ 80**	$ 62	$ 6	$ 68	$ 57	$ 5	$ 62

[1] SFAS 88 refers to SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.*

The other changes in plan assets and benefit obligations recognized in other comprehensive income for the year ended Aug. 31, 2009, were:

(Dollars in millions)	**U.S.**	**Outside the U.S.**	**Total**
Current Year Actuarial Loss	**$354**	**$14**	**$368**
Recognition of Actuarial (Loss)	**(32)**	**(4)**	**(36)**
Amortization of Prior Service Credit (Cost)	**(3)**	**1**	**(2)**
Total Recognized in Other Comprehensive Income	**$319**	**$11**	**$330**

The following assumptions, calculated on a weighted-average basis, were used to determine pension costs for the principal plans in which Monsanto employees participated:

	Year Ended Aug. 31, 2009		Year Ended Aug. 31, 2008		Year Ended Aug. 31, 2007	
	U.S.	**Outside the U.S.**	U.S.	Outside the U.S.	U.S.	Outside the U.S.
Discount Rate	**6.50%**	**5.84%**	6.05%	5.48%	5.90%	4.96%
Assumed Long-Term Rate of Return on Assets	**8.00%**	**7.09%**	8.25%	7.05%	8.50%	7.18%
Annual Rates of Salary Increase (for plans that base benefits on final compensation level)	**4.25%**	**4.14%**	4.30%	3.28%	4.00%	3.54%

Notes to Consolidated Financial Statements *(continued)*

Obligations and Funded Status

Monsanto uses a measurement date of August 31 for its pension plans. The funded status of the pension plans as of Aug. 31, 2009, and Aug. 31, 2008, was as follows:

	U.S.		Outside the U.S.		Total	
	Year Ended Aug. 31,		Year Ended Aug. 31,		Year Ended Aug. 31,	
(Dollars in millions)	**2009**	2008	**2009**	2008	**2009**	2008
Change in Benefit Obligation:						
Benefit obligation at beginning of period	**$1,569**	$1,587	**$309**	$264	**$1,878**	$1,851
Service cost	**45**	39	**7**	6	**52**	45
Interest cost	**100**	94	**15**	15	**115**	109
Plan participants' contributions	**—**	—	**1**	2	**1**	2
Actuarial (gain) loss	**145**	(13)	**6**	25	**151**	12
Benefits paid	**(115)**	(137)	**(16)**	(16)	**(131)**	(153)
Settlements	**—**	(1)	**(2)**	—	**(2)**	(1)
Plan amendments	**—**	—	**—**	(2)	**—**	(2)
Currency loss	**—**	—	**(13)**	15	**(13)**	15
Benefit Obligation at End of Period	**$1,744**	$1,569	**$307**	$309	**$2,051**	$1,878
Change in Plan Assets:						
Fair value of plan assets at beginning of period	**$1,319**	$1,398	**$241**	$233	**$1,560**	$1,631
Actual (loss) gain on plan assets	**(99)**	(68)	**4**	(19)	**(95)**	(87)
Employer contribution[1]	**176**	127	**11**	21	**187**	148
Plan participants' contributions	**—**	—	**2**	2	**2**	2
Fair value of benefits paid[1]	**(115)**	(138)	**(16)**	(16)	**(131)**	(154)
Currency (loss) gain	**—**	—	**(10)**	20	**(10)**	20
Other	**—**	—	**3**	—	**3**	—
Plan Assets at End of Period	**$1,281**	$1,319	**$235**	$241	**$1,516**	$1,560
Net Amount Recognized	**$ 463**	$ 250	**$ 72**	$ 68	**$ 535**	$ 318

[1] Employer contributions and benefits paid include $7 million paid from employer assets for unfunded plans in each of fiscal years 2009 and 2008.

Weighted-average assumptions used to determine benefit obligations as of Aug. 31, 2009, and Aug. 31, 2008, were as follows:

	U.S.		Outside the U.S.	
	Year Ended Aug. 31,		Year Ended Aug. 31,	
	2009	2008	**2009**	2008
Discount Rate	**5.30%**	6.50%	**5.54%**	5.76%
Rate of Compensation Increase	**2.45%**	4.25%	**4.04%**	4.11%

Fiscal year 2010 pension expense, which will be determined using assumptions as of Aug. 31, 2009, is expected to increase compared with fiscal year 2009 expense. The company decreased its discount rate assumption as of Aug. 31, 2009, to reflect current economic conditions of market interest rates.

The U.S. accumulated benefit obligation (ABO) was $1.7 billion and $1.5 billion as of Aug, 31, 2009, and Aug. 31, 2008, respectively. The ABO for plans outside of the United States was $244 million and $240 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively.

The projected benefit obligation (PBO), ABO, and the fair value of the plan assets for pension plans with PBOs in excess of plan assets as of Aug. 31, 2009, and Aug. 31, 2008, were as follows:

	U.S.		Outside the U.S.		Total	
	As of Aug. 31,		As of Aug. 31,		As of Aug. 31,	
(Dollars in millions)	**2009**	2008	**2009**	2008	**2009**	2008
PBO	**$1,744**	$1,569	**$260**	$260	**$2,004**	$1,829
ABO	**1,683**	1,496	**230**	230	**1,913**	1,726
Fair Value of Plan Assets with PBOs in Excess of Plan Assets	**1,281**	1,319	**206**	214	**1,487**	1,533

Notes to Consolidated Financial Statements *(continued)*

The PBO, ABO, and the fair value of the plan assets for pension plans with ABOs in excess of plan assets as of Aug. 31, 2009, and Aug. 31, 2008, were as follows:

	U.S.		Outside the U.S.		Total	
	As of Aug. 31,		As of Aug. 31,		As of Aug. 31,	
(Dollars in millions)	**2009**	2008	**2009**	2008	**2009**	2008
PBO	**$1,744**	$1,569	**$165**	$128	**$1,909**	$1,697
ABO	**1,683**	1,496	**142**	114	**1,825**	1,610
Fair Value of Plan Assets with ABOs in Excess of Plan Assets	**1,281**	1,319	**113**	84	**1,394**	1,403

As of Aug. 31, 2009, and Aug. 31, 2008, amounts recognized in the Statements of Consolidated Financial Position were included in the following balance sheet accounts:

Net Amount Recognized

	U.S.		Outside the U.S.		Total	
	As of Aug. 31,		As of Aug. 31,		As of Aug. 31,	
(Dollars in millions)	**2009**	2008	**2009**	2008	**2009**	2008
Miscellaneous Short-Term Accruals	**$ 4**	$ 5	**$ 8**	$ 7	**$ 12**	$ 12
Postretirement Liabilities	**459**	245	**75**	72	**534**	317
Other Assets	**—**	—	**(11)**	(11)	**(11)**	(11)
Net Liability Recognized	**$463**	$250	**$ 72**	$ 68	**$535**	$318

As of Aug. 31, 2007, Monsanto adopted SFAS 158, which requires employers to recognize the underfunded or overfunded status of a pension plan as an asset or liability and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income (loss), which is a component of shareowners' equity. As a result of the implementation of SFAS 158, Monsanto recognized an aftertax increase in accumulated other comprehensive loss of $44 million. Monsanto also follows SFAS No. 87, *Employers' Accounting for Pensions* (SFAS 87). In accordance with SFAS 87, Monsanto recorded an additional minimum pension liability adjustment during fiscal year 2007.

The following table provides a summary of the pretax components of the amount recognized in accumulated other comprehensive loss:

	U.S.		Outside the U.S.		Total	
	As of Aug. 31,		As of Aug. 31,		As of Aug. 31,	
(Dollars in millions)	**2009**	2008	**2009**	2008	**2009**	2008
Net Loss	**$775**	$454	**$64**	$54	**$839**	$508
Prior Service Cost (Credit)	**6**	8	**(2)**	(3)	**4**	5
Total	**$781**	$462	**$62**	$51	**$843**	$513

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $55 million and $2 million, respectively.

Plan Assets

U.S. Plans: The asset allocations for Monsanto's U.S. pension plans as of Aug. 31, 2009, and Aug. 31, 2008, and the target allocation range for fiscal year 2010, by asset category, follow. The fair value of assets for these plans was $1.3 billion as of Aug. 31, 2009, and Aug. 31, 2008.

	Target Allocation	Percentage of Plan Assets	
		As of Aug. 31,	
Asset Category	2010	**2009**	2008
Equity Securities	60-70%	**59.5%**	61.8%
Debt Securities	25-35%	**28.3%**	31.8%
Real Estate	2-8%	**3.3%**	4.5%
Other	0--3%	**8.9%**	1.9%
Total		**100.0%**	100.0%

The expected long-term rate of return on these plan assets was 8.0 percent in fiscal year 2009, 8.25 percent in fiscal year 2008, and 8.50 percent in fiscal year 2007. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the plan's investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns and volatility of the various asset classes. The overall expected rate of return for the portfolio is based on the target asset allocation for each asset class and adjusted for historical and expected

Notes to Consolidated Financial Statements *(continued)*

experience of active portfolio management results compared to benchmark returns and the effect of expenses paid for plan assets.

The general principles guiding investment of U.S. pension plan assets are embodied in the Employee Retirement Income Security Act of 1974 (ERISA). These principles include discharging the company's investment responsibilities for the exclusive benefit of plan participants and in accordance with the "prudent expert" standards and other ERISA rules and regulations. Investment objectives for the company's U.S. pension plan assets are to optimize the long-term return on plan assets while maintaining an acceptable level of risk, to diversify assets among asset classes and investment styles, and to maintain a long-term focus.

In 2007, the company conducted an asset/liability study to determine the optimal strategic asset allocation to meet the plan's projected long-term benefit obligations and desired funding status. The target asset allocation resulting from the asset/liability study is outlined in the previous table.

The plan's investment fiduciaries are responsible for selecting investment managers, commissioning periodic asset/liability studies, setting asset allocation targets, and monitoring asset allocation and investment performance. The company's pension investment professionals have discretion to manage assets within established asset allocation ranges approved by the plan fiduciaries.

Plans Outside the United States: The weighted-average asset allocation for Monsanto's pension plans outside of the United States as of Aug. 31, 2009, and Aug. 31, 2008, and the weighted-average target allocation for fiscal year 2010, by asset category, follow. The fair value of plan assets for these plans was $235 million and $241 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively.

	Target Allocation[1]	Percentage of Plan Assets As of Aug. 31,	
Asset Category	2010	**2009**	2008
Equity Securities	35%	**32.9%**	37.6%
Debt Securities	56%	**59.6%**	52.5%
Other	9%	**7.5%**	9.9%
Total		**100.0%**	100.0%

[1] Monsanto's plans outside the United States have a wide range of target allocations, and therefore the 2010 target allocations shown above reflect a weighted-average calculation of the target allocations of each of the plans.

The weighted-average expected long-term rate of return on the plans' assets was 7.1 percent in fiscal years 2009 and 2008 and 7.2 percent in fiscal year 2007. See the discussion in the U.S. Plans section of this note related to the determination of the expected long-term rate of return on plan assets.

Expected Cash Flows

Information about the expected cash flows for the pension plans follows:

(Dollars in millions)	U.S.	Outside the U.S.
Employer Contributions 2010	$110	$ 22
Benefit Payments		
2010	151	22
2011	146	19
2012	149	16
2013	150	17
2014	152	21
2015-2019	769	106

The company may contribute additional amounts to the plan depending on the level of future contributions required.

NOTE 18. POSTRETIREMENT BENEFITS — HEALTH CARE AND OTHER POSTEMPLOYMENT BENEFITS

Monsanto-Sponsored Plans

Substantially all regular full-time U.S. employees hired prior to May 1, 2002, and certain employees in other countries become eligible for company-subsidized postretirement health care benefits if they reach retirement age while employed by Monsanto and have the requisite service history. Employees who retired from Monsanto prior to Jan. 1, 2003, were eligible for retiree life insurance benefits. These postretirement benefits are unfunded and are generally based on the employees' years of service or compensation levels, or both. The costs of postretirement benefits are accrued by the date the employees become eligible for the benefits. Total postretirement benefit costs for Monsanto employees and the former employees included in Monsanto's Statements of Consolidated Operations in fiscal years 2009, 2008 and 2007, were $14 million, $30 million and $18 million, respectively.

The following information pertains to the postretirement benefit plans in which Monsanto employees and certain former employees of Pharmacia allocated to Monsanto participated, principally health care plans and life insurance plans. The cost components of these plans were:

	Year Ended Aug. 31,		
(Dollars in millions)	**2009**	2008	2007
Service Cost for Benefits Earned During the Year	**$ 11**	$12	$ 11
Interest Cost on Benefit Obligation	**17**	17	17
Amortization of Unrecognized Net (Gain) Loss	**(14)**	(3)	(10)
SFAS 88 Settlement Charge	**—**	4	—
Total	**$ 14**	$30	$ 18

Notes to Consolidated Financial Statements *(continued)*

The other changes in plan assets and benefit obligations recognized in other comprehensive income for the year ended Aug. 31, 2009 were:

(Dollars in millions)	Total
Net Gain	**$(17)**
Amortization of Prior Service Cost	**1**
Amortization of Loss	**13**
Total Recognized in Other Comprehensive Income	**$ (3)**

The following assumptions, calculated on a weighted-average basis, were used to determine the postretirement costs for the principal plans in which Monsanto employees participated:

	Year Ended Aug. 31,		
	2009	2008	2007
Discount Rate	**6.50%**	6.05%	5.90%
Initial Trend Rate for Health Care Costs	**6.50%**	7.00%	7.00%
Ultimate Trend Rate for Health Care Costs	**5.00%**	5.00%	5.00%

A 6.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2009. This assumption is consistent with the plans' recent experience and expectations of future growth. It is assumed that the rate will decrease gradually to 5 percent for 2012 and remain at that level thereafter. Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. A 1 percentage-point change in assumed health care cost trend rates would have the following effects:

(Dollars in millions)	1 Percentage-Point Increase	1 Percentage-Point Decrease
Effect on Total of Service and Interest Cost	$1	$(1)
Effect on Postretirement Benefit Obligation	$1	$(1)

Monsanto uses a measurement date of August 31 for its other postretirement benefit plans. The status of the postretirement health care, life insurance, and employee disability benefit plans in which Monsanto employees participated was as follows for the periods indicated:

	Year Ended Aug. 31,	
(Dollars in millions)	**2009**	2008
Change in Benefit Obligation:		
Benefit obligation at beginning of period	**$261**	$279
Service cost	**11**	12
Interest cost	**17**	17
Actuarial gain	**(18)**	(21)
Plan participant contributions	**3**	2
Medicare Part D subsidy receipts	**1**	2
Benefits paid[(1)]	**(27)**	(30)
Benefit Obligation at End of Period	**$248**	$261

[(1)] Benefits paid under the other postretirement benefit plans include $27 million and $30 million from employer assets in fiscal years 2009 and 2008, respectively.

Weighted-average assumptions used to determine benefit obligations as of Aug. 31, 2009, and Aug. 31, 2008, were as follows:

	Year Ended Aug. 31,	
	2009	2008
Discount Rate Postretirement[(1)]	**5.30%**	6.50%
Discount Rate Postemployment[(1)]	**3.50%**	6.50%
Initial Trend Rate for Health Care Costs[(2)]	**6.00%**	6.50%
Ultimate Trend Rate for Health Care Costs	**5.00%**	5.00%

[(1)] In past years, the same discount rate has been used for both postretirement and postemployment. Effective for fiscal year 2009, a discount rate of 5.30% was used for postretirement and a risk free discount rate of 3.50% for postemployment.
[(2)] As of Aug. 31, 2009, this rate is assumed to decrease gradually to 5 percent for 2012 and remain at that level thereafter.

As of Aug. 31, 2009, and Aug. 31, 2008, amounts recognized in the Statements of Consolidated Financial Position were as follows:

	As of Aug. 31,	
(Dollars in millions)	**2009**	2008
Miscellaneous Short-Term Accruals	**$ 26**	$ 26
Postretirement Liabilities	**222**	235

Asset allocation is not applicable to the company's other postretirement benefit plans because these plans are unfunded.

The following table provides a summary of the pretax components of the amount recognized in accumulated other comprehensive loss:

	Year Ended Aug. 31,	
(Dollars in millions)	**2009**	2008
Net Gain	**$31**	$27
Prior Service Credit	**5**	6
Total	**$36**	$33

The estimated net gain and prior service credit for the defined benefit postretirement plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $10 million and $1 million, respectively.

Notes to Consolidated Financial Statements *(continued)*

Expected Cash Flows

Information about the expected cash flows for the other postretirement benefit plans follows:

(Dollars in millions)	U.S.
Employer Contributions 2010	$ 26
Benefit Payments[1]	
2010	26
2011	27
2012	27
2013	27
2014	26
2015-2019	114

[1] Benefit payments are net of expected federal subsidy receipts related to prescription drug benefits granted under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which are estimated to be $2 million to $3 million annually from 2010 through 2014, and $11 million for the period 2015 through 2019.

Expected contributions include other postretirement benefits of $26 million to be paid from employer assets in 2010. Total benefits expected to be paid include both the company's share of the benefit cost and the participants' share of the cost, which is funded by participant contributions to the plan.

Other Sponsored Plans

Other plans are offered to certain eligible employees. There is an accrual of $37 million and $39 million as of Aug. 31, 2009, and Aug. 31, 2008, respectively, in the Statements of Consolidated Financial Position for anticipated payments to employees who have retired or terminated their employment.

NOTE 19. EMPLOYEE SAVINGS PLANS

Monsanto-Sponsored Plans

The U.S. tax-qualified Monsanto Savings and Investment Plan (Monsanto SIP) was established in June 2001 as a successor to a portion of the Pharmacia Corporation Savings and Investment Plan. The Monsanto SIP is a defined contribution profit-sharing plan with an individual account for each participant. Employees who are 18 years of age or older are generally eligible to participate in the plan. The Monsanto SIP provides for voluntary contributions, generally ranging from 1 percent to 25 percent of an employee's eligible pay. Monsanto matches employee contributions to the plan with shares released from the leveraged employee stock ownership plan (Monsanto ESOP). The Monsanto ESOP is leveraged by debt due to Monsanto. The debt, which was $5.8 million as of Aug. 31, 2009, is repaid primarily through company contributions and dividends paid on Monsanto common stock held in the ESOP. The Monsanto ESOP debt was restructured in December 2004 to level out the future allocation of stock in an impartial manner intended to ensure equitable treatment for and generally to be in the best interests of current and future plan participants consistent with the level of benefits that Monsanto intended for the plan to provide to participants. To that end, the terms of the restructuring were determined pursuant to an arm's length negotiation between Monsanto and an independent trust company as fiduciary for the plan. In this role, the independent fiduciary determined that the restructuring, including certain financial commitments and enhancements that were or will be made in the future by Monsanto to benefit participants and beneficiaries of the plan, including the increased diversification rights that were provided to certain participants, was completed in accordance with the best interests of plan participants. As a result of these enhancements related to the 2004 restructuring, a liability of $47 million and $44 million was included in other liabilities in the Statements of Consolidated Financial Position as of Aug. 31, 2009, and Aug. 31, 2008, respectively, to reflect the 2004 ESOP enhancements.

The Monsanto ESOP debt was again restructured in November 2008. The terms of the restructuring were determined pursuant to an arm's length negotiation between Monsanto and an independent trust company as fiduciary for the plan. In this role, the independent fiduciary determined that the restructuring, including certain financial commitments and enhancements that were or will be made in the future by Monsanto to benefit participants and beneficiaries of the plan, was in the best interests of participants in the plan's ESOP component. As a result of these enhancements related to the 2008 ESOP restructuring, Monsanto committed to funding an additional $8 million to the plan, above the number of shares currently scheduled for release under the restructured debt schedule. Pursuant to the agreement, a $4 million Special Allocation was allocated proportionately to eligible participants in May 2009 and funded using plan forfeitures and dividends on Monsanto common stock held in the ESOP suspense account. As of Aug. 31, 2009, a liability of $5 million was included in other liabilities in the Statements of Consolidated Financial Position to reflect the 2008 ESOP enhancements.

As of Aug. 31, 2009, the Monsanto ESOP held 8.6 million shares of Monsanto common stock (allocated and unallocated). The unallocated shares of Monsanto common stock held by the ESOP are allocated each year to employee savings accounts as matching contributions in accordance with the terms of the Monsanto SIP. During fiscal year 2009, 0.9 million Monsanto shares were allocated specifically to Monsanto participants, leaving 2.0 million shares of Monsanto common stock remaining in the Monsanto ESOP and unallocated as of Aug. 31, 2009.

Contributions to the plan, representing compensation expense, are made annually in amounts sufficient to fund ESOP debt repayment. Monsanto contributed $4 million, less than $1 million and $2 million to the plan in 2009, 2008 and 2007, respectively. Dividends paid on the shares held by the Monsanto ESOP were $9 million in 2009, $7 million in 2008 and $5 million in 2007. These dividends were greater than the cost of the shares allocated to the participants and the Monsanto contributions resulting in total ESOP expense of less than $1 million in 2009, 2008 and 2007.

Notes to Consolidated Financial Statements *(continued)*

Other Sponsored Plans

Seminis maintained a qualified company-sponsored defined contribution savings plan covering eligible employees. Effective Jan. 1, 2006, this plan was frozen. Effective Jan. 1, 2006, Seminis employees became eligible to participate in the Monsanto SIP. The assets of the Seminis Vegetable Seeds Retirement Plan that had been allocated to the participants were transferred to the Monsanto SIP on Dec. 8, 2008.

NOTE 20. STOCK-BASED COMPENSATION PLANS

Stock-based compensation expense of $131 million, $90 million and $73 million was recognized under SFAS 123R in fiscal years 2009, 2008 and 2007, respectively. Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that are ultimately expected to vest. Compensation cost capitalized as part of inventory was $7 million, $5 million, and $3 million as of Aug. 31, 2009, Aug. 31, 2008 and Aug. 31, 2007. SFAS 123R requires that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid, which is included within operating cash flows. Monsanto's income taxes currently payable have been reduced by the tax benefits from employee stock option exercises. The excess tax benefits were recorded as an increase to additional paid-in capital. The following table shows the components of stock-based compensation in the Statements of Consolidated Operations and Statements of Consolidated Cash Flows.

	Year Ended Aug. 31,		
(Dollars in millions, except per share amounts)	**2009**	2008	2007
Cost of Goods Sold	**$ (21)**	$ (9)	$ (7)
Selling, General and Administrative Expenses	**(72)**	(63)	(52)
Research and Development Expenses	**(23)**	(18)	(14)
Restructuring Charges	**(15)**	—	—
Total stock-based compensation expense included in operating expenses	**(131)**	(90)	(73)
Loss from Continuing Operations Before Income Taxes	**(131)**	(90)	(73)
Income Tax Benefit	**45**	32	26
Net Loss	**$ (86)**	$ (58)	$ (47)
Basic Loss per Share	**$(0.16)**	$(0.11)	$(0.09)
Diluted Loss per Share	**$(0.16)**	$(0.10)	$(0.09)
Net Cash Required by Operating Activities	**$ (35)**	$ (198)	$ (83)
Net Cash Provided by Financing Activities	**$ 35**	$ 198	$ 83

Plan Descriptions: Share-based awards are designed to reward employees for their long-term contributions to the company and to provide incentives for them to remain with the company. Monsanto issues stock option awards, time-based restricted stock, restricted stock units and restricted stock units with performance conditions under three stock plans. Under the Monsanto Company Long-Term Incentive Plan, as amended (LTIP), the company may grant awards to key officers, directors and employees of Monsanto, including stock options, of up to 78.5 million shares of Monsanto common stock. Other employees may be granted options under the Monsanto Company Broad-Based Stock Option Plan (Broad-Based Plan), which permits the granting of a maximum of 5.4 million shares of Monsanto common stock to employees other than officers and other employees subject to special reporting requirements. In January 2005, shareowners approved the Monsanto Company 2005 Long-Term Incentive Plan (2005 LTIP), under which the company may grant awards to key officers, directors and employees of Monsanto, including stock options, of up to 24.0 million shares of Monsanto common stock. Under the LTIP and the 2005 LTIP, the option exercise price equals the fair value of the common stock on the date of grant.

The plans provide that the term of any option granted may not exceed 10 years and that each option may be exercised for such period as may be specified in the terms and conditions of the grant, as approved by the People and Compensation Committee of the board of directors. Generally, the options vest over three years, with one-third of the total award vesting each year. Grants of restricted stock or restricted stock units generally vest at the end of a three-year or five-year service period as specified in the terms and conditions of the grant, as approved by the Chairperson of the People and Compensation Committee of the board of directors. Restricted stock and restricted stock units represent the right to receive a number of shares of stock dependent upon vesting requirements. Vesting is subject to the terms and conditions of the grant, which generally require the employees' continued employment during the designated service period and may also be subject to Monsanto's attainment of specified performance criteria during the designated performance period. Shares related to restricted stock and restricted stock units are released to employees upon satisfaction of all vesting requirements. During fiscal years 2009 and 2008, Monsanto issued 200,060 and 874,900 restricted stock units, respectively, to certain Monsanto employees under a one-time, broad-based award, as approved by the People and Compensation Committee

Notes to Consolidated Financial Statements *(continued)*

of the board of directors. Compensation expense for stock options, restricted stock and restricted stock units is measured at fair value on the date of grant, net of estimated forfeitures, and recognized over the vesting period of the award.

Certain Monsanto employees outside the United States may receive stock appreciation rights or cash settled restricted stock units as part of Monsanto's stock compensation plans. In addition, certain employees on international assignment may receive phantom stock awards that are based on the value of the company's stock, but paid in cash upon the occurrence of certain events. Stock appreciation rights entitle employees to receive a cash amount determined by the appreciation in the fair value of the company's common stock between the grant date of the award and the date of exercise. Cash settled restricted stock units and phantom stock awards entitle employees to receive a cash amount determined by the fair value of the company's common stock on the vesting date. As of Aug. 31, 2009, the fair value of stock appreciation rights, restricted stock units and phantom stock accounted for as liability awards was $1 million, less than $1 million and $2 million, respectively. The fair value is remeasured at the end of each reporting period until exercised, and compensation expense is recognized over the requisite service period in accordance with SFAS 123R. Share-based liabilities paid related to stock appreciation rights was less than $1 million in fiscal years 2009, 2008 and 2007. Additionally, $1 million was paid related to phantom stock in fiscal years 2009, 2008 and 2007.

Monsanto also issues share-based awards under the Monsanto Non-Employee Director Equity Incentive Compensation Plan (Director Plan) for directors who are not employees of Monsanto or its affiliates. Under the Director Plan, half of the annual retainer for each nonemployee director is paid in the form of deferred stock — shares of common stock to be delivered at a specified future time. The remainder is payable, at the election of each director, in the form of restricted common stock, deferred common stock, current cash and/or deferred cash. The Director Plan also provides that a nonemployee director will receive a one-time restricted stock grant upon becoming a member of Monsanto's board of directors which is equivalent to the annual retainer divided by the closing stock price on the service commencement date. The restricted stock grant will vest on the third anniversary of the grant date. Awards of deferred stock and restricted stock under the Director Plan are automatically granted under the LTIP as provided for in the Director Plan. The grant date fair value of awards outstanding under the Director Plan was $12 million as of Aug. 31, 2009. Compensation expense for most awards under the Director Plan is measured at fair value at the date of grant, net of estimated forfeitures, and recognized over the vesting period of the award. There were no share-based liabilities paid under the Director Plan in 2009, 2008 or 2007. Additionally, 278,223 shares of directors' deferred stock related to grants and dividend equivalents received in prior years were vested and outstanding at Aug. 31, 2009.

A summary of the status of Monsanto's stock options for the periods from Sept. 1, 2006, through Aug. 31, 2009, follows:

	Options	Outstanding Weighted-Average Exercise Price
Balance Outstanding Sept. 1, 2006	25,442,776	$18.01
Granted	4,326,010	44.35
Exercised	(5,623,543)	14.90
Forfeited	(343,749)	36.46
Balance Outstanding Aug. 31, 2007	23,801,494	23.27
Granted	2,500,920	87.96
Exercised	(6,190,876)	18.28
Forfeited	(201,162)	68.00
Balance Outstanding Aug. 31, 2008	19,910,376	32.49
Granted	**2,852,030**	**88.96**
Exercised	**(1,821,983)**	**21.37**
Forfeited	**(187,919)**	**82.39**
Balance Outstanding Aug. 31, 2009	**20,752,504**	**$40.78**

Notes to Consolidated Financial Statements *(continued)*

Monsanto stock options outstanding as of Aug. 31, 2009, are summarized as follows:

	Options Outstanding				Options Exercisable			
Range of Exercise Price	Options	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value[1] (dollars in millions)	Options	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value[1] (dollars in millions)
$7.32 - $10.00	3,028,875	2.80	$ 8.72	$228	3,028,875	2.80	$ 8.72	$228
$10.01 - $20.00	2,165,733	4.21	$16.19	$146	2,165,733	4.21	$16.19	$146
$20.01 - $30.00	6,741,854	5.63	$25.49	$394	6,741,854	5.63	$25.49	$394
$30.01 - $80.00	3,843,096	7.09	$44.67	$151	2,529,945	7.02	$43.76	$101
$80.01 - $141.50	4,972,946	8.62	$88.73	$ (24)	831,437	8.10	$87.94	$ (3)
	20,752,504	6.06	$40.78	$895	15,297,844	5.23	$27.27	$866

[1] The aggregate intrinsic value represents the total pretax intrinsic value, based on Monsanto's closing stock price of $83.88 as of Aug. 31, 2009, which would have been received by the option holders had all option holders exercised their options as of that date.

At Aug. 31, 2009, 20,402,656 nonqualified stock options were vested or expected to vest. The weighted-average remaining contractual life of these stock options was 6.02 years and the weighted-average exercise price was $40.09 per share. The aggregate intrinsic value of these stock options was $893 million at Aug. 31, 2009.

The weighted-average grant-date fair value of nonqualified stock options granted during fiscal 2009, 2008 and 2007 was $37.39, $30.04 and $13.63, respectively, per share. The total pretax intrinsic value of options exercised during the fiscal years ended 2009, 2008 and 2007 was $112 million, $562 million and $238 million, respectively. Pretax unrecognized compensation expense for stock options, net of estimated forfeitures, was $66 million as of Aug. 31, 2009, and will be recognized as expense over a weighted-average remaining vesting period of 1.9 years.

A summary of the status of Monsanto's restricted stock, restricted stock units and directors' deferred stock compensation plans for fiscal year 2009 follows:

	Restricted Stock	Weighted-Average Grant Date Fair Values	Restricted Stock Units	Weighted-Average Grant Date Fair Values	Directors' Deferred Stock	Weighted-Average Grant Date Fair Value
Nonvested as of Aug. 31, 2008	124,638	$40.63	1,438,215	$110.04	—	—
Granted	**2,391**	**$81.55**	**314,163**	**$ 82.01**	**12,514**	**$113.13**
Vested	**45,106**	**$40.63**	**216,078**	**$ 48.28**	**12,514**	**$113.13**
Forfeitures	**1,337**	**$44.17**	**85,473**	**$122.17**	—	—
Nonvested as of Aug. 31, 2009	**80,586**	**$41.79**	**1,450,827**	**$113.27**	—	—

The weighted-average grant-date fair value of restricted stock granted during fiscal years 2009, 2008 and 2007 was $81.55, $131.54 and $50.13, respectively, per share. The weighted-average grant-date fair value of restricted stock units granted during fiscal years 2009, 2008 and 2007 was $82.01, $128.13 and $48.00, respectively, per share. The weighted-average grant-date fair value of directors' deferred stock granted during fiscal years 2009, 2008 and 2007 was $113.13, $71.64 and $46.90, respectively, per share. The total fair value of restricted stock that vested during fiscal years 2009, 2008 and 2007 was $2 million, $2 million and $1 million, respectively. The total fair value of restricted stock units that vested during fiscal years 2009, 2008 and 2007 was $10 million, $7 million and $10 million, respectively. The total fair value of directors' deferred stock vested during fiscal years 2009, 2008 and 2007 was $1 million per year.

Notes to Consolidated Financial Statements *(continued)*

Pretax unrecognized compensation expense, net of estimated forfeitures, for nonvested restricted stock and restricted stock units was $1 million and $73 million, respectively, as of Aug. 31, 2009, which will be recognized as expense over the weighted-average remaining requisite service periods. At Aug. 31, 2009, there was no unrecognized compensation expense related to directors' deferred stock. The weighted-average remaining requisite service periods for nonvested restricted stock and restricted stock units were 1.8 years and 2.6 years, respectively, as of Aug. 31, 2009.

Valuation and Expense Information under SFAS 123R: Monsanto estimates the value of employee stock options on the date of grant using a lattice-binomial model. A lattice-binomial model requires the use of extensive actual employee exercise behavior data and a number of complex assumptions including volatility, risk-free interest rate and expected dividends. Expected volatilities used in the model are based on implied volatilities from traded options on Monsanto's stock and historical volatility of Monsanto's stock price. The expected life represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the model. The lattice-binomial model incorporates exercise and post-vesting forfeiture assumptions based on an analysis of historical data. The following assumptions were used to calculate the estimated value of employee stock options:

	2009	2008	2007
Assumptions		Lattice-binomial	
Expected Dividend Yield	**0.9%**	1.2%	1.0%
Expected Volatility	**37%-69%**	30%-54%	28%-33%
Weighted-Average Volatility	**45.5%**	35.9%	29.5%
Risk-Free Interest Rates	**1.72%-3.39%**	2.77%-4.18%	4.42%-5.05%
Weighted-Average Risk-Free Interest Rate	**3.35%**	4.2%	4.6%
Expected Option Life (in years)	**6.4**	6.0	5.8

Monsanto estimates the value of restricted stock units using the fair value on the date of grant. When dividends are not paid on outstanding restricted stock units, the award is valued by reducing the grant-date price by the present value of the dividends expected to be paid, discounted at the appropriate risk-free interest rate. The fair value of restricted stock units granted was calculated using the same expected dividend yield and weighted-average risk-free interest rate assumptions as those used for stock options.

NOTE 21. CAPITAL STOCK

Monsanto is authorized to issue 1.5 billion shares of common stock, $0.01 par value, and 20 million shares of undesignated preferred stock, $0.01 par value. The board of directors has the authority, without action by the shareowners, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the company's common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the board of directors determines the specific rights of the holders of preferred stock.

The authorization of undesignated preferred stock makes it possible for Monsanto's board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the company. These and other provisions may deter hostile takeovers or delay attempts to change management control.

There were no shares of preferred stock outstanding as of Aug. 31, 2009, or Aug. 31, 2008. As of Aug. 31, 2009, and Aug. 31, 2008, 545.4 million and 548.6 million shares of common stock were outstanding, respectively. In addition, 108 million shares of common stock were approved for employee and director stock options, of which 16 million and 19 million were remaining in reserve at Aug. 31, 2009, and Aug. 31, 2008, respectively.

In October 2005, the board of directors authorized the purchase of up to $800 million of the company's common stock over a four year period. In 2009 and 2008, the company purchased $129 million and $361 million, respectively, of common stock under the $800 million authorization. A total of 11.2 million shares have been repurchased under this program, and it was completed on Dec. 23, 2008. In April 2008, the board of directors authorized a new repurchase program of up to an additional $800 million of the company's common stock over a three year period. This program commenced on Dec. 23, 2008, and will expire on Dec. 23, 2011. Through Aug. 31, 2009, a total of 3.4 million shares for $269 million had been repurchased, excluding commissions, under the April 2008 program.

Notes to Consolidated Financial Statements *(continued)*

NOTE 22. ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income (loss) includes all nonshareowner changes in equity and consists of net income, foreign currency translation adjustments, net unrealized gains and losses on available-for-sale securities, additional minimum pension liability adjustments and net accumulated derivative gains or losses on cash flow hedges not yet realized.

Information regarding accumulated other comprehensive income (loss) is as follows:

	As of Aug. 31,		
(Dollars in millions)	**2009**	2008	2007
Accumulated Foreign Currency Translation Adjustments	**$(141)**	$ 192	$(154)
Net Unrealized Loss on Investments, Net of Tax	**(6)**	(5)	—
Net Accumulated Derivative Income (Loss), Net of Tax	**(101)**	43	(14)
Postretirement Benefit Plan Activity, Net of Tax	**(496)**	(308)	(209)
Accumulated Other Comprehensive Loss	**$(744)**	$ (78)	$(377)

NOTE 23. EARNINGS PER SHARE

Basic earnings per share (EPS) was computed using the weighted-average number of common shares outstanding during the period shown in the table below. The diluted EPS computation takes into account the effect of dilutive potential common shares, as shown in the table below. Potential common shares consist of stock options, restricted stock, restricted stock units and directors' deferred shares calculated using the treasury stock method and are excluded if their effect is antidilutive. These dilutive potential common shares consisted of 8.7 million, 11.2 million and 10.9 million, in fiscal years 2009, 2008 and 2007, respectively. Approximately 5 million, less than 0.1 million and less than 0.1 million stock options were excluded from the computations of dilutive potential common shares for the years ended Aug. 31, 2009, 2008 and 2007, respectively, as their effect is antidilutive.

	Year Ended Aug. 31,		
(Shares in millions)	**2009**	2008	2007
Weighted-Average Number of Common Shares	**546.5**	548.1	544.1
Dilutive Potential Common Shares	**8.7**	11.2	10.9

NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments for interest and taxes during fiscal years 2009, 2008 and 2007 were as follows:

	Year Ended Aug. 31,		
(Dollars in millions)	**2009**	2008	2007
Interest	**$136**	$105	$111
Taxes	**657**	596	482

During fiscal years 2009, 2008 and 2007, the company recorded the following noncash investing and financing transactions:

- During fiscal year 2009, the company recognized noncash transactions related to restructuring. See Note 5 — Restructuring.
- In 2009, the company recognized noncash transactions related to a new capital lease. Long-term debt, short-term debt and assets of $18 million, $2 million, and $20 million, respectively, were recorded as a result of payment provisions under the lease agreement.
- During fiscal years 2009, 2008 and 2007, the company recognized noncash transactions related to restricted stock units and acquisitions. See Note 20 — Stock-Based Compensation Plans — for further discussion of restricted stock units and Note 4 — Business Combinations — for details of adjustments to goodwill.
- In fourth quarter 2009, 2008 and 2007, the board of directors declared a dividend payable in first quarter 2010, 2009 and 2008, respectively. As of Aug. 31, 2009, 2008 and 2007, a dividend payable of $145 million, $132 million and $96 million, respectively, was recorded.
- In 2009 and 2008, intangible assets of $4 million and $16 million, long-term investments of $2 million and $7 million, and liabilities of $6 million and $23 million, respectively, were recorded as a result of payment provisions under collaboration and license agreements. See Note 11 — Investments and Equity Affiliates — for further discussion of the investments.
- In 2008, intangible assets in the amount of $20 million and a liability in the amount of $10 million were recorded as a result of payment provisions under a joint venture agreement. See Note 11 — Investments and Equity Affiliates — for further discussion of the agreement.
- In 2007, intangible assets and a liability in the amount of $15 million were recorded as a result of minimum payment provisions under a license agreement. See Note 10 — Goodwill and Other Intangible Assets — for further discussion of the agreement.

Notes to Consolidated Financial Statements *(continued)*

NOTE 25. COMMITMENTS AND CONTINGENCIES

Contractual obligations: The following table sets forth the company's estimates of future payments under contracts as of Aug. 31, 2009.

		Payments Due by Fiscal Year Ending Aug. 31,					
(Dollars in millions)	Total	2010	2011	2012	2013	2014	2015 and beyond
Long-Term Debt, including Capital Lease Obligations	$1,724	$ —	$ 3	$487	$ 2	$ 2	$1,230
Interest Payments Relating to Long-Term Debt and Capital Lease Obligations[(1)]	1,524	107	107	107	71	71	1,061
Operating Lease Obligations	372	103	75	61	50	21	62
Purchase Obligations:							
Uncompleted additions to property	163	163	—	—	—	—	—
Commitments to purchase inventories	1,259	975	69	40	39	34	102
Commitments to purchase breeding research	174	45	45	45	3	3	33
R&D alliances and joint venture obligations	131	45	33	30	17	6	—
Other purchase obligations	12	6	3	3	—	—	—
Other Liabilities:							
Postretirement and ESOP liabilities[(2)]	210	158	—	—	—	—	52
Unrecognized tax benefits[(3)]	295	4					
Other liabilities	191	55	23	17	16	11	69
Total Contractual Obligations	$6,055	$1,661	$358	$790	$198	$148	$2,609

(1) For variable rate debt, interest is calculated using the applicable rates as of Aug. 31, 2009.

(2) Includes the company's planned pension and other postretirement benefit contributions for 2010. The actual amounts funded in 2010 may differ from the amounts listed above. Contributions in 2011 through 2015 and beyond are excluded as those amounts are unknown. Refer to Note 17 — Postretirement Benefits — Pensions — and Note 18 — Postretirement Benefits — Health Care and Other Postemployment Benefits — for more information. The 2015 and beyond amount relates to the ESOP enhancement liability balance. Refer to Note 19 — Employee Savings Plans — for more information.

(3) Unrecognized tax benefits relate to uncertain tax positions recorded under FIN 48. The company is unable to reasonably predict the timing of tax settlements, as tax audits can involve complex issues and the resolution of those issues may span multiple years, particularly if subject to negotiation or litigation. See Note 13 — Income Taxes — for more information.

Leases: The company routinely leases buildings for use as administrative offices or warehousing, land for research facilities, company aircraft, railcars, motor vehicles and equipment. Assets held under capital leases are included in property, plant and equipment. Certain operating leases contain renewal options that may be exercised at Monsanto's discretion. The expected lease term is considered in the decision as to whether a lease should be recorded as capital or operating.

Certain operating leases contain escalation provisions for an annual inflation adjustment factor and some are based on the CPI published by the Bureau of Labor Statistics. Additionally, certain leases require Monsanto to pay for property taxes, insurance, maintenance, and other operating expenses called rent adjustments, which are subject to change over the life of the lease. These adjustments were not determinable at the time the lease agreements were executed. Therefore, Monsanto recognizes the expenses for rent and rent adjustments when they become known and payable, which is more representative of the time pattern in which the company derives the related benefit in accordance with SFAS No. 13, *Accounting for Leases, as amended.*

Other lease agreements provide for base rent to be adjusted based on Monsanto's utilization of the leased space. These adjustments are contingent on changes in Monsanto's usage in the future. At the inception of these leases, Monsanto does not have the right to control more than the percentage defined in the lease agreement of the leased property. Therefore, as the company's utilization of the leased space increases, the company recognizes rent expense for the additional leased property during the period during which the company has the right to control the use of additional property in accordance with FASB Technical Bulletin 88-1, *Issues Relating to Accounting for Leases.*

Rent expense was $205 million for fiscal year 2009, $165 million for fiscal year 2008 and $133 million for fiscal year 2007.

Notes to Consolidated Financial Statements *(continued)*

Guarantees: Monsanto may provide and has provided guarantees on behalf of its consolidated subsidiaries for obligations incurred in the normal course of business. Because these are guarantees of obligations of consolidated subsidiaries, Monsanto's consolidated financial position is not affected by the issuance of these guarantees.

In fiscal year 2005, Monsanto established a 100 percent owned finance subsidiary in Canada. The new subsidiary issued debt securities of $150 million, which are outstanding as of Aug. 31, 2009, and which are fully and unconditionally guaranteed by Monsanto.

Monsanto warrants the performance of certain products through standard product warranties. In addition, Monsanto provides extensive marketing programs to increase sales and enhance customer satisfaction. These programs may include performance warranty features and indemnification for risks not related to performance, both of which are provided to qualifying customers on a contractual basis. The cost of payments for claims based on performance warranties has been, and is expected to continue to be, insignificant. It is not possible to predict the maximum potential amount of future payments for indemnification for losses not related to the performance of our products (for example, replanting due to extreme weather conditions), because it is not possible to predict whether the specified contingencies will occur and if so, to what extent.

In various circumstances, Monsanto has agreed to indemnify or reimburse other parties for various losses or expenses. For example, like many other companies, Monsanto has agreed to indemnify its officers and directors for liabilities incurred by reason of their position with Monsanto. Contracts for the sale or purchase of a business or line of business may require indemnification for various events, including certain events that arose before the sale, or tax liabilities that arise before, after or in connection with the sale. Certain seed licensee arrangements indemnify the licensee against liability and damages, including legal defense costs, arising from any claims of patent, copyright, trademark, or trade secret infringement related to Monsanto's trait technology. Germplasm licenses generally indemnify the licensee against claims related to the source or ownership of the licensed germplasm. Litigation settlement agreements may contain indemnification provisions covering future issues associated with the settled matter. Credit agreements and other financial agreements frequently require reimbursement for certain unanticipated costs resulting from changes in legal or regulatory requirements or guidelines. These agreements may also require reimbursement of withheld taxes, and additional payments that provide recipients amounts equal to the sums they would have received had no such withholding been made. Indemnities like those in this paragraph may be found in many types of agreements, including, for example, operating agreements, leases, purchase or sale agreements and other licenses. Leases may require indemnification for liabilities Monsanto's operations may potentially create for the lessor or lessee. It is not possible to predict the maximum future payments possible under these or similar provisions because it is not possible to predict whether any of these contingencies will come to pass and if so, to what extent. Historically, these types of provisions did not have a material effect on Monsanto's financial position, profitability or liquidity. Monsanto believes that if it were to incur a loss in any of these matters, it would not have a material effect on its financial position, profitability or liquidity. Based on the company's current assessment of exposure, Monsanto has recorded a liability of $3 million as of fiscal years 2009 and 2008, related to these indemnifications.

Monsanto provides guarantees for certain customer loans in the United States, Brazil, Europe and Argentina. See Note 7 — Customer Financing Programs — for additional information.

Information regarding Monsanto's indemnification obligations to Pharmacia under the Separation Agreement can be found below in the "Litigation and Indemnification" section of this note.

Customer Concentrations in Gross Trade Receivables: The following table sets forth Monsanto's gross trade receivables as of Aug. 31, 2009, and Aug. 31, 2008, by significant customer concentrations:

	As of Aug. 31,	
(Dollars in millions)	**2009**	2008
U.S. Agricultural Product Distributors	**$ 577**	$ 892
Europe-Africa[1]	**470**	664
Asia-Pacific[1]	**123**	203
Argentina[1]	**183**	174
Canada[1]	**84**	66
Mexico[1]	**81**	66
Brazil[1]	**75**	101
Other	**125**	119
Gross Trade Receivables	**1,718**	2,285
Less: Allowance for Doubtful Accounts	**(162)**	(218)
Net Trade Receivables	**$1,556**	$2,067

[1] Represents customer receivables within the specified geography.

Notes to Consolidated Financial Statements *(continued)*

Environmental and Litigation-related Contingent Liabilities: Monsanto is involved in environmental remediation and legal proceedings related to its current business and also, pursuant to its indemnification obligations, related to Pharmacia's former chemical and agricultural businesses. In addition, Monsanto has liabilities established for various product claims. With respect to certain of these proceedings, Monsanto has established a reserve for the estimated liabilities. Following is a summary of these accrued liabilities:

Balance at Sept. 1, 2006	$300
Payments	(50)
Accretion	7
Additional liabilities recognized in fiscal year 2007	21
Balance at Aug. 31, 2007	$278
Payments	(48)
Accretion	6
Additional liabilities recognized in fiscal year 2008	36
Balance at Aug. 31, 2008	$272
Payments	**(85)**
Accretion	**8**
Additional liabilities recognized in fiscal year 2009	**56**
Foreign currency translation and other	**11**
Total Environmental and Litigation Reserve as of Aug. 31, 2009	**$262**

Environmental: Included in the liability are amounts related to environmental remediation of sites associated with Pharmacia's former chemicals and agricultural businesses, with no single site representing the majority of the environmental liability. These sites are in various stages of environmental management: at some sites, work is in the early stages of assessment and investigation, while at others the cleanup remedies have been implemented and the remaining work consists of monitoring the integrity of that remedy. The extent of Monsanto's involvement at the various sites ranges from less than one percent to 100 percent of the costs currently anticipated. At some sites, Monsanto is acting under court or agency order, while at others it is acting with very minimal government involvement.

Monsanto does not currently anticipate any material loss in excess of the amount recorded for the environmental sites reflected in the liability. However, it is possible that new information about these sites for which the accrual has been established, such as results of investigations by regulatory agencies, Monsanto, or other parties, could require Monsanto to reassess its potential exposure related to environmental matters. Monsanto's future remediation expenses at these sites may be affected by a number of uncertainties. These uncertainties include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Monsanto at the sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties. Monsanto does not expect the resolution of such uncertainties, or environmental matters not reflected in the liability, to have a material adverse effect on its consolidated financial position or liquidity.

Litigation: The above liability includes amounts related to certain third-party litigation with respect to Monsanto's business, as well as tort litigation related to Pharmacia's former chemical business, including lawsuits involving polychlorinated biphenyls (PCBs), dioxins, and other chemical and premises liability litigation. Following is a description of one of the more significant litigation matters reflected in the liability.

- On Dec. 17, 2004, 15 plaintiffs filed a purported class action lawsuit, styled Virdie Allen, et al. v. Monsanto, et al., in the Putnam County, West Virginia, state court against Monsanto, Pharmacia and seven other defendants. Monsanto is named as the successor in interest to the liabilities of Pharmacia. The alleged class consists of all current and former residents, workers, and students who, between 1949 and the present, were allegedly exposed to dioxins/furans contamination in counties surrounding Nitro, West Virginia. The complaint alleges that the source of the contamination is a chemical plant in Nitro, formerly owned and operated by Pharmacia and later by Flexsys, a joint venture between Solutia and Akzo Nobel Chemicals, Inc. (Akzo Nobel). Akzo Nobel and Flexsys were named defendants in the case but Solutia was not, due to its then pending bankruptcy proceeding. The suit seeks damages for property cleanup costs, loss of real estate value, funds to test property for contamination levels, funds to test for human exposure, and future medical monitoring costs. The complaint also seeks an injunction against further contamination and punitive damages. Monsanto has agreed to indemnify and defend Akzo Nobel and the Flexsys defendant group. The class action certification hearing was held on Oct. 29, 2007. On Jan. 8, 2008, the trial court issued an order certifying the Carter and Allen (now Zina G. Bibb et al. v. Monsanto et al., because Bibb replaced Allen as class representative) cases as class actions matters. The court has not set a trial date for these cases.

  On Oct. 1, 2007, 78 separate, single plaintiff civil actions were filed in Putnam County, West Virginia, against Monsanto, Pharmacia, Akzo Nobel (and several of its affiliates), Flexsys America Co. (and several of its affiliates), Solutia, and Apogee Coal Company, LLC. Except for the name of the plaintiff, each complaint is identical and each alleges personal injury occasioned by exposure to dioxin generated by the Nitro Plant during production of 2,4,5 T (1949-1969) and thereafter. These cases are related to, and were filed in the same court as, the Allen action described above. Monsanto has agreed to accept the tenders of defense in the matters by Akzo Nobel and Flexsys America. These 78 personal injury cases have not been certified for class action status. On Nov. 21, 2008, Monsanto removed all cases, including the personal injury matters, to federal court based on recent revelations from plaintiffs that afford the opportunity to assert Federal Officers' defense to the litigation. Plaintiffs filed a motion to remand the cases to

Notes to Consolidated Financial Statements *(continued)*

West Virginia state court and the federal court granted that motion, in part, on Dec. 19, 2008. The personal injury cases and the Bibb case were remanded to the state court but the federal court retained jurisdiction in the Carter case.

Including litigation reflected in the liability, Monsanto is involved in various legal proceedings that arise in the ordinary course of its business or pursuant to Monsanto's indemnification obligations to Pharmacia, as well as proceedings that management has considered to be material under SEC regulations. Some of the lawsuits seek damages in very large amounts, or seek to restrict the company's business activities. Monsanto believes that it has meritorious legal arguments and will continue to represent its interests vigorously in all of the proceedings that it is defending or prosecuting. Although the ultimate liabilities resulting from such proceedings, or the proceedings reflected in the above liability, may be significant to profitability in the period recognized, management does not anticipate they will have a material adverse effect on Monsanto's consolidated financial position or liquidity. Specific information with respect to these proceedings appears below and in Part I — Item 3 — Legal Proceedings of Monsanto's Report on Form 10-K.

- On June 23, 2004, two former employees of Monsanto and Pharmacia filed a purported class action lawsuit in the U.S. District Court for the Southern District of Illinois against Monsanto and the Monsanto Company Pension Plan, which is referred to as the "Pension Plan." The suit claims that the Pension Plan has violated the age discrimination and other rules under the Employee Retirement Income Security Act of 1974 from Jan. 1, 1997 (when the Pension Plan was sponsored by Pharmacia, then known as Monsanto Company) and continuing to the present. In January 2006, a separate group of former employees of Pharmacia filed a similar purported class action lawsuit in the U.S. District Court for the Southern District of Illinois against Pharmacia, the Pharmacia Cash Balance Plan, and other defendants. On July 7, 2006, the plaintiffs amended their lawsuit to add Monsanto and the Pension Plan as additional defendants. On Sept. 1, 2006, the Court consolidated these lawsuits with two purported class action lawsuits also pending in the same Court against the Solutia Company Pension Plan, under Walker v. Monsanto, the first filed case. The court conducted a class certification hearing on Sept. 12, 2007. Prior to the hearing, all parties agreed the case should proceed as a class action and also agreed on a definition of the respective classes. The classes were certified by court order on May 22, 2008. On July 11, 2008, all parties filed dispositive motions on the issue of liability, which motions were heard by the court on May 6, 2009. On June 11, 2009, the Court granted summary judgment in favor of Monsanto and the other defendants on the age discrimination claims. The Court granted summary judgment in favor of the plaintiffs on a separate claim regarding post-termination interest, which was subsequently settled for an immaterial amount. The Court entered judgment on the entire case on Sept. 29, 2009.

NOTE 26. SEGMENT AND GEOGRAPHIC DATA

Monsanto conducts its worldwide operations through global businesses, which are aggregated into reportable segments based on similarity of products, production processes, customers, distribution methods and economic characteristics. The operating segments are aggregated into two reportable segments: Seeds and Genomics, and Agricultural Productivity. The Seeds and Genomics segment consists of the global seeds and related traits businesses and biotechnology platforms. Within the Seeds and Genomics segment, Monsanto's significant operating segments are corn seed and traits, soybean seed and traits, cotton seed and traits, vegetable seeds and all other crops seeds and traits. The wheat and sugarcane businesses acquired in fourth and second quarter 2009, respectively, are included in the all other crops seeds and traits operating segment. The Agricultural Productivity segment consists of the crop protection products and lawn-and-garden herbicide products. The Dairy business, which was previously included in the Agricultural Productivity segment, was divested in fiscal year 2009 and is included in discontinued operations. Within the Agricultural Productivity segment, the significant operating segments are *Roundup* and other glyphosate-based products and all other agricultural products. EBIT is defined as earnings (loss) before interest and taxes and is the primary operating performance measure for the two business segments. EBIT is useful to management in demonstrating the operational profitability of the segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. Sales between segments were not significant. Certain selling, general and administrative expenses are allocated between segments primarily by the ratio of segment sales to total Monsanto sales, consistent with the company's historical practice. Based on the Agricultural Productivity segment's increasing contribution to total Monsanto operations, the allocation percentages were changed at the beginning of fiscal year 2009.

Notes to Consolidated Financial Statements *(continued)*

Data for the Seeds and Genomics and Agricultural Productivity reportable segments, as well as for Monsanto's significant operating segments, are presented in the table that follows.

(Dollars in millions)	Year Ended Aug. 31, 2009	2008	2007
Net Sales[1]			
Corn seed and traits	**$ 4,113**	$ 3,542	$ 2,807
Soybean seed and traits	**1,448**	1,174	901
Cotton seed and traits	**466**	450	319
Vegetable seeds	**808**	744	612
All other crops seeds and traits	**462**	459	325
Total Seeds and Genomics	**$ 7,297**	$ 6,369	$ 4,964
Roundup and other glyphosate-based herbicides	**$ 3,527**	$ 4,094	$ 2,568
All other agricultural products	**900**	902	817
Total Agricultural Productivity	**$ 4,427**	$ 4,996	$ 3,385
Total	**$11,724**	$11,365	$ 8,349
EBIT[2][3][6]			
Seeds and Genomics	**$ 1,655**	$ 1,200	$ 905
Agricultural Productivity	**1,352**	1,691	470
Total	**$ 3,007**	$ 2,891	$ 1,375
Depreciation and Amortization Expense[4]			
Seeds and Genomics	**$ 428**	$ 399	$ 347
Agricultural Productivity	**120**	174	180
Total	**$ 548**	$ 573	$ 527
Equity Affiliate (Income) Expense			
Seeds and Genomics	**$ (24)**	$ (2)	$ 34
Agricultural Productivity	**—**	—	—
Total	**$ (24)**	$ (2)	$ 34
Total Assets[5]			
Seeds and Genomics	**$13,382**	$13,165	$ 8,872
Agricultural Productivity	**4,495**	4,826	4,111
Total	**$17,877**	$17,991	$12,983
Property, Plant and Equipment Purchases			
Seeds and Genomics	**$ 717**	$ 779	$ 427
Agricultural Productivity	**199**	139	82
Total	**$ 916**	$ 918	$ 509
Investment in Equity Affiliates			
Seeds and Genomics	**$ 122**	$ 104	$ 51
Agricultural Productivity	**—**	—	—
Total	**$ 122**	$ 104	$ 51

(1) Represents net sales from continuing operations.
(2) EBIT is defined as earnings (loss) before interest and taxes; see the following table for reconciliation. Earnings (loss) is intended to mean net income as presented in the Statements of Consolidated Operations under generally accepted accounting principles. EBIT is the primary operating performance measure for the two business segments.
(3) Seeds and Genomics EBIT includes income of $45 million from discontinued operations for fiscal year 2007. Agricultural Productivity EBIT includes income of $18 million, $22 million and $8 million from discontinued operations for fiscal years 2009, 2008 and 2007, respectively.
(4) Seeds and Genomics depreciation and amortization expense includes $10 million from discontinued operations for fiscal year 2007. Agricultural Productivity depreciation and amortization includes $37 million and $36 million from discontinued operations for fiscal years 2008 and 2007, respectively.
(5) Includes assets recorded in continuing operations and discontinued operations.
(6) EBIT includes restructuring charges for fiscal year 2009. See Note 5 — Restructuring — for additional information.

A reconciliation of EBIT to net income for each year follows:

(Dollars in millions)	Year Ended Aug. 31, 2009	2008	2007
EBIT[1]	**$3,007**	$2,891	$1,375
Interest Expense (Income) — Net	**58**	(22)	16
Income Tax Provision[2]	**840**	889	366
Net Income	**$2,109**	$2,024	$ 993

(1) Includes the income from operations of discontinued businesses, the pretax cumulative effect of accounting change and pretax minority interest.
(2) Includes the income tax provision from continuing operations, the income tax benefit on minority interest, and the income tax provision (benefit) on discontinued operations.

Net sales and long-lived assets are attributed to the geographic areas of the relevant Monsanto legal entities. For example, a sale from the United States to a customer in Brazil is reported as a U.S. export sale.

	Net Sales to Unaffiliated Customers			Long-Lived Assets	
	Year Ended Aug. 31,			As of Aug. 31,	
(Dollars in millions)	2009	2008	2007	2009	2008
United States	**$ 6,434**	$ 5,693	$4,640	**$6,199**	$5,391
Europe-Africa	**1,763**	1,919	1,253	**1,409**	1,962
Brazil	**1,419**	1,260	722	**791**	792
Argentina	**597**	783	498	**235**	186
Asia-Pacific	**568**	811	552	**282**	645
Canada	**457**	432	324	**68**	69
Mexico	**332**	301	254	**83**	85
Other	**154**	166	106	**184**	252
Total	**$11,724**	$11,365	$8,349	**$9,251**	$9,382

NOTE 27. OTHER INCOME AND EXPENSE AND SOLUTIA-RELATED ITEMS

The significant components of other expense (income) were hedging expenses, foreign currency transaction gains, equity affiliate income, and in 2007 a donation of long-term equity securities. See Note 11 — Investments and Equity Affiliates — for information regarding equity affiliate income.

On Dec. 17, 2003, Solutia, Inc. (Solutia) and 14 of its U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. In accordance with a plan of reorganization approved by the Bankruptcy Court on Nov. 29, 2007, Solutia emerged from bankruptcy protection on Feb. 28, 2008. Upon Solutia's emergence from bankruptcy, in satisfaction of Monsanto's claims against Solutia, Monsanto received from Solutia: (1) approximately $163 million in cash (which represents proceeds from a rights offering from Solutia's equity holders, third-party reimbursements and Monsanto's administrative claim for environmental remediation payments it made in Anniston and Sauget during Solutia's Chapter 11 proceeding in excess of $50 million); (2) approximately 2.5 million shares of common stock of Solutia, representing that portion of the equity of reorganized Solutia allocated to Monsanto under

Notes to Consolidated Financial Statements *(continued)*

the plan which was not purchased by Solutia's equity holders; (3) a credit in an amount in excess of $30 million against certain future payments by Monsanto to Solutia under supply contracts used in the production of an intermediate for glyphosate at Monsanto's facility at Chocolate Bayou, Texas; (4) a release for Monsanto and Pharmacia from certain legacy liabilities associated with Pharmacia's chemical business that arose prior to Sept. 1, 1997, including liabilities related to retiree medical, retiree life insurance, and disability benefits for individuals who retired or became disabled prior to Sept. 1, 1997; and (5) a release for Monsanto and Pharmacia for the litigation filed by Solutia, the Official Committee of Retirees, and the Official Committee of Equity Holders of Solutia against Monsanto and Pharmacia. Since Monsanto had previously recognized the expenses for the amounts incurred, the settlement amounts resulted in an after-tax gain of approximately $130 million ($210 million pretax), or $0.23 per share. Also, included in the Consolidated Statement of Operations for 2008 are expenses of $23 million related to Solutia-related environmental and legal matters prior to Solutia's emergence from bankruptcy.

NOTE 28. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Advertising Costs: Costs for producing and communicating advertising for the various brands and products were charged to selling, general and administrative (SG&A) expenses as they were incurred. Advertising costs were $59 million, $95 million and $84 million in 2009, 2008 and 2007, respectively.

Agency Fee and Marketing Agreement: In 1998, Pharmacia (formerly known as (f/k/a) Monsanto Company) entered into an agency and marketing agreement with The Scotts Miracle-Gro Company (f/k/a The Scotts Company) (Scotts) with respect to the lawn-and-garden herbicide business, which was transferred to Monsanto in connection with its separation from Pharmacia. Scotts acts as Monsanto's principal agent to market and distribute its lawn-and-garden herbicide products. The agreement has an indefinite term, except in certain countries in the European Union. The agreement related to those countries terminates on Sept. 30, 2011, with an option to extend to 2015. Under the agreement, beginning in fourth quarter 1998, Scotts was obligated to pay Monsanto a $20 million fixed fee each year (the annual payment) for the length of the contract to defray costs associated with the lawn-and-garden herbicide business. Monsanto records the annual payment from Scotts as a reduction of SG&A expenses ratably over the year to which the payment relates.

Monsanto is obligated to pay Scotts an annual commission based on the earnings of the lawn-and-garden herbicide business (before interest and income taxes). The amount of the commission due to Scotts varies depending on whether or not the earnings of the lawn-and-garden herbicide business exceed certain thresholds. The commission due to Scotts is accrued monthly and is included in SG&A expenses. The commission expense included in SG&A expenses was $71 million in fiscal year 2009, $64 million in fiscal year 2008 and $63 million in fiscal year 2007 (the commission expense presented herein is not netted with any payments received from Scotts).

NOTE 29. DISCONTINUED OPERATIONS

Dairy Business Divestiture: On Aug. 6, 2008, Monsanto announced plans to divest the Dairy business. The company determined that the business was no longer consistent with its strategic business objectives. On Aug. 20, 2008, Monsanto entered into an agreement to sell the majority of the Dairy business assets (excluding cash, trade receivables and certain property) to Eli Lilly and Company for $300 million, plus additional contingent consideration. The contingent consideration is a 10-year earn-out with potential annual payments being earned by Monsanto if certain revenue levels are exceeded. The first payment on this contingency in 2010 is not expected to be significant. On Oct. 1, 2008, Monsanto consummated the sale to Eli Lilly after receiving approval from the appropriate regulatory agencies. As a result, the Dairy business has been segregated from continuing operations and presented as discontinued operations. The Dairy business was previously reported as a part of the Agricultural Productivity segment. Income from operations of discontinued businesses included an $11 million pre-tax gain related to the sale as of Aug. 31, 2009.

Divested Cotton Businesses: In conjunction with the DOJ consent decree received on May 31, 2007, Monsanto agreed to divest its U.S. Stoneville and NexGen Branded Cotton Seed businesses. Monsanto completed its acquisition of DPL as of June 1, 2007. The U.S. Stoneville and NexGen businesses were reported as part of the Seeds and Genomics segment. Monsanto sold its Stoneville and NexGen cotton seed brands and related business assets on June 19, 2007, for $310 million and $7 million, respectively. Monsanto also divested certain cotton germplasm that was acquired from DPL's cotton breeding program, as required by the consent decree. Monsanto has retained certain rights to this germplasm. The buyers of these assets are licensed to use our traits in their brands prospectively under a royalty-bearing agreement. Monsanto realized a pre-tax gain of $46 million and a tax benefit of $27 million in 2007 related to these divestitures.

As a result of the plans to sell the businesses discussed above, certain financial data for these businesses have been presented as discontinued operations in accordance with SFAS 144. Accordingly, for fiscal years 2008 and 2007, the Statements of Consolidated Operations have been conformed to this presentation.

Notes to Consolidated Financial Statements *(continued)*

As of Aug. 31, 2009, there were no remaining assets or liabilities of the Dairy business. As of Aug. 31, 2008, the remaining assets and liabilities of the Dairy business are shown in the table below.

(Dollars in millions)	As of Aug. 31, 2008
Assets of Discontinued Operations:	
Current Assets	
Accounts receivable	$ 37
Inventories	116
Total Current Assets	153
Noncurrent Assets	
Property, plant and equipment — net	96
Other[1]	140
Total Noncurrent Assets	236
Total Assets of Discontinued Operations	$389
Liabilities of Discontinued Operations:	
Current liabilities	$ 26
Long-term liabilities	52
Total Liabilities of Discontinued Operations	$ 78

[1] Primarily includes the technology intangible acquired from the University of California. See Note 10 — Goodwill and Other Intangible Assets — for further information.

The following amounts related to the Dairy business and the divested cotton businesses have been segregated from continuing operations and reflected as discontinued operations:

	Year Ended Aug. 31,		
(Dollars in millions)	**2009**	2008	2007
Net Sales	**$16**	$214	$258
Income from Operations of Discontinued Businesses[1]	**19**	20	52
Income Tax Provision (Benefit)[2]	**8**	3	(28)
Net Income of Discontinued Operations	**$11**	$ 17	$ 80

[1] Includes pre-tax gain on Dairy business divesture of $11 million and pre-tax gain on cotton business divesture of $46 million for fiscal years 2009 and 2007, respectively.
[2] Includes tax provision on Dairy business divesture of $6 million and income tax benefit on cotton business divesture of $27 million for fiscal years 2009 and 2007, respectively.

NOTE 30. QUARTERLY DATA (UNAUDITED)

The following table includes financial data for the fiscal year quarters in 2009 and 2008, which have been adjusted for discontinued operations. See Note 29 — Discontinued Operations — for further discussion of the divested Dairy and cotton businesses.

(Dollars in millions, except per share amounts)

						Diluted Earnings (Loss) per Share[1]		
2009	Net Sales	Gross Profit	Income (Loss) From Continuing Operations	Income (Loss) on Discontinued Operations	Net Income (Loss)	Income (Loss) From Continuing Operations	Income (Loss) on Discontinued Operations	Net Income (Loss)
1st Quarter	**$ 2,649**	**$1,550**	**$ 546**	**$10**	**$ 556**	**$ 0.98**	**$ 0.02**	**$ 1.00**
2nd Quarter	**4,035**	**2,521**	**1,091**	**1**	**1,092**	**1.97**	**—**	**1.97**
3rd Quarter	**3,161**	**1,834**	**694**	**—**	**694**	**1.25**	**—**	**1.25**
4th Quarter	**1,879**	**857**	**(233)**	**—**	**(233)**	**(0.43)**	**—**	**(0.43)**
Total Fiscal Year	**$11,724**	**$6,762**	**$2,098**	**$11**	**$2,109**	**$ 3.78**	**$ 0.02**	**$ 3.80**
2008								
1st Quarter	$ 2,049	$1,039	$ 250	$ 6	$ 256	$ 0.45	$ 0.01	$ 0.46
2nd Quarter	3,727	2,211	1,121	8	1,129	2.00	0.02	2.02
3rd Quarter	3,538	1,967	815	(4)	811	1.46	(0.01)	1.45
4th Quarter	2,051	960	(179)	7	(172)	(0.32)	0.01	(0.31)
Total Fiscal Year	$11,365	$6,177	$2,007	$17	$2,024	$ 3.59	$ 0.03	$ 3.62

[1] Because Monsanto reported a loss from continuing operations in the fourth quarter of 2009 and 2008, generally accepted accounting principles required diluted loss per share to be calculated using weighted-average common shares outstanding, excluding common stock equivalents. As a result, the quarterly earnings (loss) per share do not total to the full-year amount.

NOTE 31. SUBSEQUENT EVENTS

Monsanto has evaluated subsequent events, as defined by SFAS 165, through the date that the financial statements were issued on Oct. 27, 2009.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain a comprehensive set of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported accurately and within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to Monsanto's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of Aug. 31, 2009 (the Evaluation Date), an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the design and operation of these disclosure controls and procedures were effective to provide reasonable assurance of the achievement of the objectives described above.

The report called for by Item 308(a) of Regulation S-K is incorporated herein by reference to Management's Annual Report on Internal Control over Financial Reporting, included in Part II — Item 8 of this Form 10-K. The attestation report called for by Item 308(b) of Regulation S-K is incorporated herein by reference to the attestation report of Deloitte & Touche LLP, the company's independent registered public accounting firm, on internal control over financial reporting, included in Part II — Item 8 of this Form 10-K.

During the quarter that ended on the Evaluation Date, there was no change in internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have excluded Aly Participacoes Ltda. (Aly) from the assessment of internal control over financial reporting as of Aug. 31, 2009, because it was acquired during 2009. Aly's assets and revenues represented less than 1 percent of the consolidated financial statements as of Aug. 31, 2009.

ITEM 9B. OTHER INFORMATION

On Oct. 26, 2009, the People and Compensation Committee of Monsanto's Board of Directors approved base salaries to become effective as of Jan. 11, 2010, and annual incentive awards for the 2009 fiscal year, which will be paid on Nov. 6, 2009, for certain of the named executive officers included in Monsanto's proxy statement dated Dec. 1, 2008. A summary of these cash compensation arrangements is included in Exhibit 10.29 to this Form 10-K and incorporated herein by reference.

In addition, on Oct. 26, 2009, the People and Compensation Committee of Monsanto's Board of Directors approved grants of equity awards, including, among others, awards of strategic performance goal restricted stock units, or "strategic goal RSUs" under the 2005 Long-Term Incentive Plan for certain of the named executive officers included in Monsanto's proxy statement dated Dec. 1, 2008. A summary of the potential number of shares that may vest under, and the terms of, the strategic goal RSUs is included in Exhibit 10.20.7.1 to this Form 10-K and incorporated herein by reference.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following information appearing in Monsanto Company's definitive proxy statement, which is expected to be filed with the SEC pursuant to Regulation 14A on or about Dec. 7, 2009 (Proxy Statement), is incorporated herein by reference:

- Information appearing under the heading "Information Regarding Board of Directors and Committees" including biographical information regarding nominees for election to, and members of, the Board of Directors;
- Information appearing under the heading "Section 16(a) Beneficial Ownership Reporting Compliance"; and
- Information appearing under the heading "Audit and Finance Committee," regarding the membership and function of the Audit and Finance Committee, and the financial expertise of its members.

Monsanto has adopted a Code of Ethics for Chief Executive and Senior Financial Officers (Code), which applies to its Chief Executive Officer and the senior leadership of its finance department, including its Chief Financial Officer and Controller. This Code is available on our Web site at www.monsanto.com, at the tab "Corporate Responsibility." Any amendments to, or waivers from, the provisions of the Code will be posted to that same location within four business days, and will remain on the Web site for at least a 12-month period.

The following information with respect to the executive officers of the Company on Oct. 27, 2009, is included pursuant to Instruction 3 of Item 401(b) of Regulation S-K:

Name — Age	Present Position with Registrant	Year First Became an Executive Officer	Other Business Experience since Sept. 1, 2004*
Brett D. Begemann, 48	Executive Vice President, Seeds & Traits	2003	Executive Vice President, International Commercial — Monsanto Company, 6/03-10/07; Executive Vice President, Global Commercial — Monsanto Company, 10/07-10/09; present position, 10/09
Carl M. Casale, 48	Executive Vice President and Chief Financial Officer	2000	Executive Vice President, North America Commercial — Monsanto Company, 6/03-10/07; Executive Vice President, Strategy and Operations — Monsanto Company, 10/07-9/09; present position, 9/09
Richard B. Clark, 57	Vice President and Controller	2001	Present position, 2001
Scarlett Lee Foster, 52	Vice President, Investor Relations	2005	Director, Investor Relations — Monsanto Company, 1/01-8/05; present position, 8/05
Robert T. Fraley, 56	Executive Vice President and Chief Technology Officer	2000	Present position, 8/00
Hugh Grant, 51	Chairman of the Board, President and Chief Executive Officer	2000	Present position, 10/03
Tom D. Hartley, 50	Vice President and Treasurer	2008	Technology Finance and Alliances Lead — Monsanto Company, 9/04-5/07; Director, International Finance — Monsanto Company, 5/07-12/08; present position, 12/08
Janet M. Holloway, 55	Senior Vice President, Chief of Staff and Community Relations	2000	Vice President and Chief Information Officer — Monsanto Company, 6/03-4/05; Vice President and Chief of Staff — Monsanto Company, 4/05-10/07; present position, 10/07
Mark J. Leidy, 53	Executive Vice President, Manufacturing	2001	Present position 6/03
Consuelo E. Madere, 48	Vice President, Vegetable Business	2009	President, Monsanto Dairy Business — Monsanto Company, 2/04-8/05; General Manager, Europe-Africa — Monsanto Company, 8/05-7/08; President, Vegetable Seeds Division — Monsanto Company, 7/08-10/09; present position 10/09
Steven C. Mizell, 49	Executive Vice President, Human Resources	2004	Senior Vice President, Human Resources — Monsanto Company, 4/04-8/07; present position, 8/07

Name — Age	Present Position with Registrant	Year First Became an Executive Officer	Other Business Experience since Sept. 1, 2004*
Kerry J. Preete, 49	Vice President, Crop Protection	2008	Vice President U.S. Crop Production — Monsanto Company, 05/03-11/05; President — Seminis Vegetable Seeds, 11/05-6/08; Vice President, International Commercial — Monsanto Company, 6/08-7/09; Vice President, Commercial and President, Roundup Division — Monsanto Company, 7/09-10/09; present position, 10/09
Nicole M. Ringenberg, 48	Vice President, Finance, Seeds & Traits	2007	Asia Pacific Business Lead — Monsanto Company, 08/04-12/06; Vice President, Finance — Monsanto Company, 1/07-10/07; Vice President, Finance and Operations, Global Commercial — Monsanto Company, 10/07-10/09; present position, 10/09
David F. Snively, 55	Senior Vice President, Secretary and General Counsel	2006	Deputy General Counsel, Core Functions — Monsanto Company, 2004-9/06; present position, 9/06
Gerald A. Steiner, 49	Executive Vice President, Sustainability & Corporate Affairs	2001	Executive Vice President, Commercial Acceptance — Monsanto Company, 6/03-12/08; present position, 12/08

Terrell K. Crews serves as Monsanto Company's Special Assistant to the CEO. Prior to Sept. 1, 2009, Mr. Crews held the office of Monsanto Company's Executive Vice President, Chief Financial Officer and Vegetable Business CEO.
Robert A. Paley retired as Monsanto Company's Vice President and Treasurer effective Jan. 31, 2009.
Cheryl P. Morley retired as Monsanto Company's Senior Vice President, Corporate Strategy effective Oct. 23, 2009.
* Prior to Sept. 1, 2000, the businesses of the current Monsanto Company were the agricultural division of Pharmacia Corporation.

ITEM 11. EXECUTIVE COMPENSATION

Information appearing under the following headings of the Proxy Statement is incorporated herein by reference: "Compensation of Directors"; "Compensation Discussion and Analysis"; "Report of the People and Compensation Committee"; "Compensation Committee Interlocks and Insider Participation"; "Summary Compensation Table and Narrative Disclosure" including associated compensation tables, "Grants of Plan-Based Awards," "Outstanding Equity Awards at Fiscal Year-End," "Option Exercises and Stock Vested Table," "Pension Benefits," "Non-qualified Deferred Compensation," and "Potential Payments Upon Termination or Change of Control."

The information contained in "Report of the People and Compensation Committee" shall not be deemed to be "filed" with the Securities and Exchange Commission or subject to the liabilities of the Exchange Act, except to the extent that the company specifically incorporates such information into a document filed under the Securities Act or the Exchange Act.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information appearing in the Proxy Statement under the headings "Stock Ownership of Management and Certain Beneficial Owners" and "Equity Compensation Plan Table" is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information appearing in the Proxy Statement under the headings "Related Person Policy and Transactions" and "Director Independence" are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding fees paid to our independent registered public accounting firm and approval of services by our audit and finance committee that appears in the Proxy Statement under the heading "Ratification of Independent Registered Public Accounting Firm (Proxy Item No. 2)" is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Report:

(1) The following financial statements appearing in Item 8: "Statements of Consolidated Operations"; "Statements of Consolidated Financial Position"; "Statements of Consolidated Cash Flows"; "Statements of Consolidated Shareowners' Equity"; and "Statements of Consolidated Comprehensive Income."

(2) Exhibits: The list of exhibits in the Exhibit Index to this Report is incorporated herein by reference. The exhibits will be filed with the SEC but will not be included in the printed version of the Annual Report to Shareowners.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONSANTO COMPANY
(Registrant)

By: /s/ RICHARD B. CLARK
Richard B. Clark
Vice President and Controller
(Principal Accounting Officer)

Date: Oct. 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ FRANK V. ATLEE III (Frank V. AtLee III)	Director	Oct. 27, 2009
/s/ JOHN W. BACHMANN (John W. Bachmann)	Director	Oct. 27, 2009
/s/ DAVID L. CHICOINE (David L. Chicoine)	Director	Oct. 27, 2009
/s/ JANICE L. FIELDS (Janice L. Fields)	Director	Oct. 27, 2009
/s/ HUGH GRANT (Hugh Grant)	Chairman of the Board, President and Chief Executive Officer, Director (Principal Executive Officer)	Oct. 27, 2009
/s/ ARTHUR H. HARPER (Arthur H. Harper)	Director	Oct. 27, 2009
/s/ GWENDOLYN S. KING (Gwendolyn S. King)	Director	Oct. 27, 2009
/s/ C. STEVEN MCMILLAN (C. Steven McMillan)	Director	Oct. 27, 2009
/s/ WILLIAM U. PARFET (William U. Parfet)	Director	Oct. 27, 2009
/s/ GEORGE H. POSTE (George H. Poste)	Director	Oct. 27, 2009
/s/ ROBERT J. STEVENS (Robert J. Stevens)	Director	Oct. 27, 2009
/s/ CARL M. CASALE (Carl M. Casale)	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	Oct. 27, 2009
/s/ RICHARD B. CLARK (Richard B. Clark)	Vice President and Controller (Principal Accounting Officer)	Oct. 27, 2009

EXHIBIT INDEX

These Exhibits are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.		Description
2	1.	Separation Agreement, dated as of Sept. 1, 2000, between the company and Pharmacia (incorporated by reference to Exhibit 2.1 of Amendment No. 2 to Registration Statement on Form S-1, filed Sept. 22, 2000, File No. 333-36956).*
	2.	First Amendment to Separation Agreement, dated July 1, 2002, between Pharmacia and the company (incorporated by reference to Exhibit 99.2 of Form 8-K, filed July 30, 2002, File No. 1-16167).*
	3.	Agreement and Plan of Merger, dated as of Aug. 14, 2006, by and among Delta and Pine Land Company, Monsanto Sub, Inc. and the company (incorporated by reference to Exhibit 2.1 of Form 8-K, filed Aug. 18, 2006, File No. 1-16167).*
	4.	Stock Purchase Agreement by and between Bayer CropScience L.P. and the company dated May 31, 2007, relating to the shares of Stoneville Pedigreed Seed Company (incorporated by reference to Exhibit 2 of Form 10-Q for the period ended May 31, 2007, File No. 1-16167).*
	5.	Sale and Purchase Agreement, dated March 31, 2008, by and between Monsanto Company and Delhi B.V. (incorporated by reference to Exhibit 2.1 of Form 8-K, filed April 1, 2008, File No. 1-16167).*
3	1.	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Amendment No. 1 to Registration Statement on Form S-1, filed Aug. 30, 2000, File No. 333-36956).
	2.	Monsanto Company Bylaws, as amended effective June 18, 2008 (incorporated by reference to Exhibit 3.2(i) of Form 8-K, filed June 24, 2008, File No. 1-16167).
4	1.	Indenture, dated as of Aug. 1, 2002, between the company and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 of Form 8-K, filed Aug. 31, 2005, File No. 1-16167).
	2.	Form of Registration Rights Agreement, dated Aug. 25, 2005, relating to 5 ½% Senior Notes due 2025 of the company (incorporated by reference to Exhibit 4.3 of Form 8-K, filed Aug. 31, 2005, File No. 1-16167).
9		Omitted
10	1.	Tax Sharing Agreement, dated July 19, 2002, between the company and Pharmacia (incorporated by reference to Exhibit 10.4 of Form 10-Q for the period ended June 30, 2002, File No. 1-16167).
	2.	Employee Benefits and Compensation Allocation Agreement between Pharmacia and the company, dated as of Sept. 1, 2000 (incorporated by reference to Exhibit 10.7 of Amendment No. 2 to Registration Statement on Form S-1, filed Sept. 22, 2000, File No. 333-36956).
	2.1.	Amendment to Employee Benefits and Compensation Allocation Agreement between Pharmacia and the company, dated Sept. 1, 2000 (incorporated by reference to Exhibit 2.1 of Form 10-K for the period ended Dec. 31, 2001, File No. 1-16167).
	3.	Intellectual Property Transfer Agreement, dated Sept. 1, 2000, between the company and Pharmacia (incorporated by reference to Exhibit 10.8 of Amendment No. 2 to Registration Statement on Form S-1, filed Sept. 22, 2000, File No. 333-36956).
	4.	Services Agreement, dated Sept. 1, 2000, between the company and Pharmacia (incorporated by reference to Exhibit 10.9 of Amendment No. 2 to Registration Statement on Form S-1, filed Sept. 22, 2000, File No. 333-36956).
	5.	Corporate Agreement, dated Sept. 1, 2000, between the company and Pharmacia (incorporated by reference to Exhibit 10.10 of Amendment No. 2 to Registration Statement on Form S-1, filed Sept. 22, 2000, File No. 333-36956).
	6.	Agreement among Solutia, Pharmacia and the company, relating to settlement of certain litigation (incorporated by reference to Exhibit 10.25 of Form 10-K for the transition period ended Aug. 31, 2003, File No. 1-16167).
	7.	Global Settlement Agreement, executed Sept. 9, 2003, in the U.S. District Court for the Northern District of Alabama, and in the Circuit Court of Etowah County, Alabama (incorporated by reference to Exhibit 10.25 of Form 10-K for the transition period ended Aug. 31, 2003, File No. 1-16167).
	8.	Solutia's Fifth Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (As Modified) (incorporated by reference to Exhibit 2.1 of Solutia's Form 8-K filed December 5, 2007, SEC File No. 001-13255).
	9.	Amended and Restated Settlement Agreement dated February 28, 2008, by and among Solutia Inc., Monsanto Company and SFC LLC (incorporated by reference to Exhibit 10.1 of Solutia's Form 8-K filed March 5, 2008, SEC File No. 001-13255).
	10.	First Amended and Restated Retiree Settlement Agreement dated as of July 10, 2007, among Solutia Inc., the Company and the claimants set forth therein (incorporated by reference to Exhibit 10.3 of Solutia's Form 8-K filed March 5, 2008, SEC File No. 001-13255)
	11.	Letter Agreement between the company and Pharmacia, effective Aug. 13, 2002 (incorporated by reference to Exhibit 10.6 of Form 10-Q for the period ended June 30, 2002, File No. 1-16167).
	12.	Creve Coeur Campus Lease between the company and Pharmacia, dated Sept. 1, 2000 (incorporated by reference to Exhibit 10.22 of Form 10-K for the period ended Dec. 31, 2001, File No. 1-16167).
	13.	Chesterfield Village Campus Lease between Pharmacia and the company, dated Sept. 1, 2000 (incorporated by reference to Exhibit 10.23 of Form 10-K for the period ended Dec. 31, 2001, File No. 1-16167).
	15.	Five-Year Credit Agreement, dated Feb. 28, 2007 (incorporated by reference to Exhibit 10.1 to Form 8-K, filed March 1, 2007, File No. 1-16167).
	16.	364-Day Credit Agreement, dated as of March 11, 2005 (incorporated by reference to Exhibit 10.15 of Form 8-K, filed March 17, 2005, File No. 1-16167).
	17.	€200,000,000 Three-Year Credit Agreement, dated as of July 13, 2006 (incorporated by reference to Exhibit 10.15 of Form 8-K, filed July 19, 2006, File No. 1-16167).
	18.	Monsanto Non-Employee Director Equity Incentive Compensation Plan, as amended and restated, effective Sept. 1, 2007 (incorporated by reference to Exhibit 10.18 of Form 10-K for the period ended Aug. 31, 2007, File No. 1-16167).†
	18.1.	First Amendment, effective Dec. 1, 2007, to Monsanto Non-Employee Director Equity Incentive Compensation Plan, as amended and restated as of Sept. 1, 2007 (incorporated by reference to Exhibit 10 of Form 10-Q for the period ended Nov. 30, 2007, File No. 1-16167).†

Exhibit No.	Description
18.2.	Second Amendment, dated June 18, 2008, to Monsanto Non-Employee Director Equity Incentive Compensation Plan, as amended and restated as of Sept. 1, 2007 (incorporated by reference to Exhibit 10 of the Form 10-Q for the period ended May 31, 2008, File No. 1-16167).†
19.	Monsanto Company Long-Term Incentive Plan, as amended and restated, effective April 24, 2003 (formerly known as Monsanto 2000 Management Incentive Plan) (incorporated by reference to Appendix C to Notice of Annual Meeting and Proxy Statement dated March 13, 2003, File No. 1-16167).†
19.1.	First Amendment, effective Jan. 29, 2004, to the Monsanto Company Long-Term Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.16.1 of the Form 10-Q for the period ended Feb. 29, 2004, File No. 1-16167).†
19.2.	Second Amendment, effective Oct. 23, 2006, to the Monsanto Company Long-Term Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.18.2 of the Form 10-K for the period ended Aug. 31, 2006, File No. 1-16167).†
19.3.	Third Amendment, effective June 14, 2007, to the Monsanto Company Long-Term Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.19.3 of Form 10-K for the period ended Aug. 31, 2007, File No. 1-16167).†
19.4.	Fourth Amendment, effective June 14, 2007, to the Monsanto Company Long-Term Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.19.4 of Form 10-K for the period ended Aug. 31, 2007, File No. 1-16167).†
19.5.	Form of Terms and Conditions of Option Grant Under the Monsanto Company Long-Term Incentive Plan, as amended and restated, as of Oct. 2004 (incorporated by reference to Exhibit 10.16.2 of Form 10-K for the period ended Aug. 31, 2004, File No. 1-16167).†
19.6.	Form of Terms and Conditions of Option Grant Under the Monsanto Company Long-Term Incentive Plan and the Monsanto Company 2005 Long-Term Incentive Plan, as approved by the People and Compensation Committee of the Board of Directors on Aug. 6, 2007 (incorporated by reference to Exhibit 10.3 to Form 8-K, filed Aug. 10, 2007, File No. 1-16167).†
19.7.	Form of Terms and Conditions of Option Grant Under the Monsanto Company Long-Term Incentive Plan and the Monsanto Company 2005 Long-Term Incentive Plan, as of Oct. 2008.†
19.8.	Form of Terms and Conditions of Restricted Stock Grant Under the Monsanto Company Long-Term Incentive Plan (incorporated by reference to Exhibit 10.17.3 of Form 10-K for the period ended Aug. 31, 2005, File No. 1-16167).†
19.9.	Form of Terms and Conditions of Restricted Stock Unit Grant Under the Monsanto Company Long-Term Incentive Plan, as of Oct. 2006 (incorporated by reference to Exhibit 10.18.5 of the Form 10-K for the period ended Aug. 31, 2006, File No. 1-16167).†
19.10.	Form of Terms and Conditions of Restricted Stock Unit Grant Under the Monsanto Company Long-Term Incentive Plan, as of Oct. 2005 (incorporated by reference to Exhibit 10.17.4 of Form 10-K for the period ended Aug. 31, 2005, File No. 1-16167).†
19.11.	Form of Terms and Conditions of Restricted Stock Unit Grant Under the Monsanto Company Long-Term Incentive Plan and the Monsanto Company 2005 Long-Term Incentive Plan, as approved by the People and Compensation Committee of the Board of Directors on Aug. 6, 2007 (incorporated by reference to Exhibit 10.4 to Form 8-K, filed August 10, 2007, File No. 1-16167).†
19.12.	Form of Non-Employee Director Restricted Share Grant Terms and Conditions Under the Monsanto Company Long-Term Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.16.2 of the Form 10-Q for the period ended May 31, 2004, File No. 1-16167).†
20.	Monsanto Company 2005 Long-Term Incentive Plan, effective Jan. 20, 2005 (incorporated by reference to Exhibit 10.1 of Form 8-K, filed Jan. 26, 2005, File No. 1-16167).†
20.1.	First Amendment, effective Oct. 23, 2006, to the Monsanto Company 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.18.2 of the Form 10-K for the period ended Aug. 31, 2006, File No. 1-16167).†
20.2.	Second Amendment, effective June 14, 2007, to the Monsanto Company 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.20.2 of Form 10-K for the period ended Aug. 31, 2007, File No. 1-16167).†
20.3.	Third Amendment, effective June 14, 2007, to the Monsanto Company 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.20.3 of Form 10-K for the period ended Aug. 31, 2007, File No. 1-16167).†
20.4.	Form of Terms and Conditions of Restricted Stock Units Grant Under the Monsanto Company 2005 Long-Term Incentive Plan, as approved by the People and Compensation Committee of the Board of Directors by executed unanimous written consent on Oct. 11, 2007 (incorporated by reference to Exhibit 10.1 of Form 8-K, filed Oct. 17, 2007, File No. 1-16167).†
20.5.	Form of Terms and Conditions of Restricted Stock Units Grant Under the Monsanto Company 2005 Long-Term Incentive Plan, as approved by the People and Compensation Committee of the Board of Directors on Oct. 20, 2008 (incorporated by reference to Exhibit 20.5 of Form 10-K for the period ended Aug. 31, 2009, File No. 1-16167).†
20.6.	Form of Terms and Conditions of Restricted Stock Units Grant Under the Monsanto Company 2005 Long-Term Incentive Plan, as approved by the People and Compensation Committee of the Board of Directors on Oct. 26, 2009.†
20.7.	Form of Terms and Conditions of Strategic Performance Goal Restricted Stock Units Grant Under the Monsanto Company 2005 Long-Term Incentive Plan, as approved by the People and Compensation Committee of the Board of Directors on Oct. 26, 2009.†
20.7.1	Summary of Potential Number of Shares that may Vest Under, and Terms and Conditions of, the Strategic Performance Goal Restricted Stock Unit Grants.†
21.	Amended and Restated Deferred Payment Plan, effective Jan. 1, 2004 (incorporated by reference to Exhibit 10.17 of Form 10-K for the period ended Aug. 31, 2004, File No. 1-16167).†
22.	Annual Incentive Program for Certain Executive Officers (incorporated by reference to the description appearing under the sub-heading "Approval of Performance Goal Under §162(m) of the Internal Revenue Code" on pages 12 through 13 of the Proxy Statement dated Dec. 14, 2005).†
23.	Fiscal Year 2009 Annual Incentive Plan Summary, as approved by the People and Compensation Committee of the Board of Directors on Aug. 5, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K, filed Aug. 11, 2008, File No. 1-16167).†
24.	Fiscal Year 2010 Annual Incentive Plan Summary, as approved by the People and Compensation Committee of the Board of Directors on Aug. 27, 2009 (incorporated by reference to Exhibit 10 to Form 8-K, filed Sept. 1, 2009, File No. 1-16167).†

Exhibit No.	Description	
	25.	Amended and Restated Form of Change-of-Control Employment Security Agreement, as approved by the Board of Directors on Oct. 21, 2008, and applicable to Messrs. Grant, Begemann, Casale, Crews and Fraley and certain other executive officers and members of management (incorporated by reference to Exhibit 20.5 of Form 10-K for the period ended Aug. 31, 2009, File No. 1-16167).†
	26.	Monsanto Company Executive Health Management Program, as amended and restated as of Oct. 23, 2006 (incorporated by reference to Exhibit 10.28 of the Form 10-K for the period ended Aug. 31, 2006, File No. 1-16167).†
	27.	Amended and Restated Monsanto Company Recoupment Policy, as approved by the Board of Directors on Oct. 27, 2009.†
	28.	Monsanto Benefits Plan for Third Country Nationals (incorporated by reference to Exhibit 10.2 to Form 8-K, filed Aug. 11, 2008, File No. 1-16167)†
	28.1	Amendment to Monsanto Benefits Plan for Third Country Nationals, effective Aug. 5, 2008 (incorporated by reference to Exhibit 10.3 to Form 8-K, filed Aug. 11, 2008, File No. 1-16167)†
	29.	Annual Cash Compensation of Named Executive Officers dated Oct. 2009.†
11	Omitted — see Item 8 — Note 23 — Earnings (Loss) per Share.	
12	Computation of Ratio of Earnings to Fixed Charges.	
13	Omitted	
14	Omitted — Monsanto's Code of Ethics for Chief Executive and Senior Financial Officers is available on our Web site at www.monsanto.com.	
16	Omitted	
18	Omitted	
21	Subsidiaries of the Registrant.	
22	Omitted	
23	Consent of Independent Registered Public Accounting Firm	
24	Omitted	
31	**1.**	Rule 13a-14(a)/15d-14(a) Certifications (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, executed by Chief Executive Officer).
	2.	Rule 13a-14(a)/15d-14(a) Certifications (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, executed by Chief Financial Officer).
32	Rule 13a-14(b) Certifications (pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by the Chief Executive Officer and the Chief Financial Officer).	

* Schedules and similar attachments to this Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

† Represents management contract or compensatory plan or arrangement.

SHAREOWNER INFORMATION

DIVIDEND POLICY

The declaration and payment of quarterly dividends is made at the discretion of Monsanto's board of directors. The dividend policy is reviewed by the board quarterly.

TRANSFER AGENT AND REGISTRAR

To request or send information contact:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015, U.S.A.

Telephone:

(888) 725-9529
Toll free within the United States and Canada

(201) 680-6578
Outside the United States and Canada

Telephone for the hearing impaired:

(800) 231-5469
Toll free within the United States and Canada

(201) 680-6610
Outside the United States and Canada

On the Internet:

If you are a registered shareowner, you can access your Monsanto account online by using the Investor ServiceDirect feature at BNY Mellon Shareowner Services. Go to www.bnymellon.com/shareowner/isd.

DIRECT STOCK PURCHASE PLAN

The Investor Services Program allows shareowners to reinvest dividends in Monsanto Company common stock automatically. Shareowners can also purchase common shares through an optional cash investment feature. For more information on the program, contact BNY Mellon Shareowner Services at the address to the left.

NOTICE AND ACCESS DELIVERY

We have elected to take advantage of the Securities and Exchange Commission's rule that allows us to furnish our annual report and proxy materials to shareowners online. We believe electronic delivery will expedite the receipt of materials, while significantly lowering costs and reducing the environmental impact of our annual meeting by reducing printing and mailing of full sets of materials.

CERTIFICATIONS

The most recent certifications by our chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification, as required by the New York Stock Exchange.

ADDITIONAL SHAREOWNER INFORMATION

Shareowner, financial and other information about Monsanto is available to you free of charge from several sources throughout the year. These materials include quarterly earnings statements, significant news releases, and Forms 10-K, 10-Q and 8-K, which are filed with the U.S. Securities and Exchange Commission.

On the Internet:

You can find financial and other information, such as significant news releases, Forms 10-K, 10-Q, and 8-K, and the text of this annual report, on the Internet at www.monsanto.com.

By Writing:

You can also request these materials by writing to:
Monsanto Company – Materialogic
800 North Lindbergh Boulevard
St. Louis, Missouri 63167, U.S.A.

ANNUAL MEETING

The annual meeting of Monsanto shareowners will be held at 2 p.m. on Tuesday, Jan. 26, 2010, in K Building of the company's offices at 800 North Lindbergh Boulevard, St. Louis, Missouri. A Notice of Internet Availability of Proxy Materials has been sent to shareowners.

MON LISTED NYSE® Monsanto's stock is traded principally on the New York Stock Exchange. Our symbol is MON.

The cover and narrative section of this annual report are printed on Opus dull cover and matte text, which contain 10 percent post-consumer content. The financial section is printed on Cascades Rolland text, which contains 50 percent post-consumer content.

Monsanto was incorporated in 2000 as a subsidiary of Pharmacia Corporation and includes the operations, assets and liabilities that were previously the agricultural business of Pharmacia. With respect to the time period prior to Sept. 1, 2000, references to Monsanto in this annual report also refer to the agricultural business of Pharmacia.

Trademarks and service marks owned by Monsanto and its subsidiaries are indicated by special type throughout this publication. All other trademarks are the property of their respective owners.

Unless otherwise indicated by the context, references to Roundup and other glyphosate-based herbicides in this report mean herbicides containing the single active ingredient glyphosate; all such references exclude lawn-and-garden products.

GROWING TOGETHER

From our research centers to fields around the world, our commitment at Monsanto is to grow together with our farmer customers and our shareowners.



Monsanto researchers (left to right) **Umar Farooq**, **Jennifer Hicks**, **Clarice Mensah** and **Curtis Scherder** review the newest soybean varieties in showcase plots at Huxley, Iowa. These researchers work to integrate cutting-edge technology into Monsanto's elite soybean germplasm so that farmers can maximize their profits.



Mark McGee uses *Deltapine* cotton varieties on his family farm near Severn, North Carolina. McGee enjoys the weed control flexibility and the greater insect-protection capabilities *Genuity Bollgard II* with *Roundup Ready* Flex cotton provides. The *Deltapine* second-generation products help McGee manage his farming operation more efficiently.



Nancy Bergamini, station manager at San Juan Bautista, California, works to evaluate pepper field trials. The station evaluates field trials of tomatoes, peppers, onions and lettuce, screening for various characteristics such as yield, disease-resistance and nutrition.



Krishna Totaram Palode from Maharashtra, India, is one of 2.5 million farmers who have been cultivating *DEKALB* high-yielding corn hybrid seeds since 2007. In 2008, his four-acre corn field yielded 4,000 kilogram per acre versus 600 kilogram per acre from conventional seeds. His income increased as a result, which enabled him to build a house and send his son to college.



Douglas Rose plants Monsanto's triple-stack corn varieties on his 500-acre farm near Carlisle, Iowa. Rose is looking forward to the simplicity and increased yield *Genuity SmartStax* corn will offer on his farm. The new *Genuity SmartStax* corn seed trait combination will provide the most comprehensive insect and weed control and allow farmers like Rose to significantly reduce their refuge.



Technology Development Representative **Stephanie Smith** evaluates corn and soybean crops at Monsanto's Learning Center in Monmouth, Illinois. The facility consists of the agronomy center, the learning center and breeding and trait integration. It serves as a resource to the agriculture community for any questions or issues they may have in agriculture production.



Mike Thorp grows Monsanto's *Seminis* brand spinach and lettuce varieties in California's Salinas Valley. Thorp enjoys the favorable yield and disease resistance our varieties provide. Monsanto's vegetable business is focused on innovation to improve the quality and productivity of vegetables and fruits. The combination of our strong brands and R&D capabilities will lead to vegetables with better quality and flavor, more resistance to diseases and higher productivity in the greenhouse and the field.



Plant Biologist **Anthony Smith** samples cotton plants for analysis at Monsanto's Research Triangle Park (RTP) facility in North Carolina. Smith and other researchers work to evaluate genes for Monsanto's yield and stress pipeline products, which are studied at RTP's plant physiology evaluation laboratory and greenhouse. Data and feedback generated by the RTP location help Monsanto choose the genes that move forward in our R&D pipeline.



John Jensen planted *Genuity Roundup Ready 2 Yield* soybeans on his family farm near Ankeny, Iowa. For the 2010 season, Jensen plans to switch all of his soybean acres to *Genuity Roundup Ready 2 Yield* soybeans. With the second-generation soybean trait, many farmers observed more beans per pod, which equals higher yield. The Jensen family discovered two five-bean pods in their fields – an extremely rare find.

FOR MORE INFORMATION PLEASE VISIT WWW.MONSANTO.COM

800 North Lindbergh Boulevard, St. Louis, Missouri 63167, U.S.A. www.monsanto.com

MONSANTO